Exhibit 99.124

Execution Version

ARRANGEMENT AGREEMENT

between

SOLARBANK CORPORATION

- and -

SOLAR FLOW-THROUGH FUNDS LTD.

Dated March 19, 2024

- ii -

Article 6 NON-SOLICITATION AND TERMINATION		32

6.1	Covenant Regarding Non-Solicitation.	32
6.2	Right to Accept a Superior Proposal.	34
6.3	Termination Fee	35
6.4	Termination	36

Article 7 AMENDMENT		37

7.1	Amendment	37

Article 8 GENERAL		38

8.1	Notices	38
8.2	Remedies	38
8.3	Expenses	39
8.4	Time of the Essence	39
8.5	Entire Agreement	39
8.6	Further Assurances	39
8.7	Governing Law	39
8.8	Execution in Counterparts	39
8.9	Waiver	40
8.10	No Personal Liability	40
8.11	Enurement and Assignment	40

ARRANGEMENT AGREEMENT

THIS AGREEMENT is made the 19th day of March, 2024

BETWEEN:

SOLARBANK CORPORATION,

a corporation existing under the
Business Corporations Act (Ontario),

(hereinafter referred to as “Buyer”)

- and -

SOLAR FLOW-THROUGH FUNDS LTD.

a corporation existing under the
Business Corporations Act (British Columbia),

(hereinafter referred to as the “Company” and together with the Buyer, the “Parties” and each a “Party”)

WHEREAS:

A.	the Buyer wishes to acquire all of the issued and outstanding common shares in the authorized share structure of the Company by way of a plan of arrangement under the provisions of Division 5 of Part 9 of the Business Corporations Act (British Columbia) in accordance with and subject to the terms and conditions of the Plan of Arrangement (as defined below);

B.	the Company Board (as defined below) has unanimously determined, after receiving financial and legal advice, that the Arrangement (as defined below) is fair to the Common Shareholders (as defined below) and that it is in the best interests of the Company to enter into this Agreement (as defined below), and the Company Board has decided to recommend that the Common Shareholders vote in favour of the Arrangement, all subject to the terms and conditions contained in this Agreement; and

C.	concurrently with the execution and delivery of this Agreement and in order to induce the Buyer to enter into this Agreement, the Buyer has entered into the Voting Agreements (as defined below) with certain Common Shareholders, pursuant to which, among other things, such Common Shareholders have agreed, subject to the terms and conditions thereof, to vote their Common Shares in favour of the Arrangement Resolution.

NOW THEREFORE in consideration of the mutual covenants and agreements herein contained and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by each of the Parties hereto, the Parties hereto hereby covenant and agree as follows:

Article 1
DEFINITIONS, INTERPRETATION AND SCHEDULES

1.1 Definitions

In this Agreement, unless the context otherwise requires, the following words and terms used herein or in an exhibit shall have the meanings ascribed to them below:

(a)	“Acquisition Proposal” means any proposal or offer made by a third-party regarding a merger, amalgamation, statutory arrangement, share exchange, business combination, recapitalization, take-over bid, tender offer, sale, joint venture or other disposition, directly or indirectly, of 20% or more of the assets of the Company (on a consolidated basis) in a single transaction or a series of related transactions (or any lease, long-term supply agreement or other arrangement having the same economic effect as a sale or other disposition of 20% or more of the assets of the Company), reorganization, liquidation, winding-up, sale, issue or redemption of 20% or more of the total number of Common Shares or rights or interests therein or thereto or similar transactions involving the Company and/or the Company’s Subsidiaries (other than the Arrangement);

(b)	“affiliate” has the meaning ascribed thereto in the National Instrument 45-106 – Prospectus and Registration Exemptions;

(c)	“Agreement” means this Arrangement Agreement, together with the schedules attached hereto, as amended, amended and restated or supplemented from time to time;

(d)	“Arrangement” means the arrangement proposed pursuant to Section 288 of the BCBCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations thereto made in accordance with Section 7.1 hereof or the Plan of Arrangement or made at the direction of the Court in the Final Order (provided, however, that any such amendment or variation is acceptable to both the Company and the Buyer, each acting reasonably);

(e)	“Arrangement Resolution” means the special resolution to be considered and, if thought fit, to be passed by the Company Shareholders at the Meeting being held to approve the Arrangement, substantially on the terms and in the form set out in Schedule D;

(f)	“Article Amendment” shall have the meaning ascribed to such term in Section 2.10(a);

(g)	“BCBCA” means the Business Corporations Act (British Columbia);

(h)	“Business Day” means any day, other than a Saturday, a Sunday or a statutory holiday in Vancouver, British Columbia;

(i)	“Buyer” shall have the meaning ascribed thereto on the first page of this Agreement;

(j)	“Buyer Balance Sheet” shall have the meaning ascribed to such term in subsection (k) of Schedule B;

(k)	“Buyer Board” means the board of directors of the Buyer;

(l)	“Buyer Disclosure Letter” means the letter dated as of the date hereof delivered by the Buyer to the Company with respect to certain matters in this Agreement;

(m)	“Buyer Employee Plans” shall have the meaning ascribed to such term in subsection (o)(ix) of Schedule B;

(n)	“Buyer Leases” shall have the meaning ascribed to such term in subsection (m)(i) of Schedule B;

(o)	“Buyer Material Subsidiaries” shall have the meaning ascribed to such term in subsection (d) of Schedule B;

(p)	“Buyer MD&A” shall have the meaning ascribed to such term in subsection (j)(i) of Schedule B;

(q)	“Buyer Receivable” means the outstanding receivable in the aggregate amount of $4,736,698.70 owing to the Buyer by the Company;

(r)	“Buyer Shares” means common shares in the authorized share structure of the Buyer;

(s)	“Calculated Working Capital” means, with respect to the Company, an amount equal to (i) the sum of cash, cash equivalents and sales tax receivables of the Company, less (ii) the sum of accounts payable, accrued liabilities and other liabilities of the Company (excluding accruals for the Company’s battery energy storage system projects);

(t)	“Cboe Exchange” means the Cboe Canada Inc.;

(u)	“Change in Recommendation” shall have the meaning ascribed to such term in Section 6.1(b)(iv);

(v)	“Circular” means the notice of the Meeting and accompanying management information circular, including all schedules, appendices and exhibits to, and information incorporated by reference in, such management information circular, to be sent to the Company Shareholders in connection with the Meeting, as amended, supplemented or otherwise modified from time to time in accordance with the terms of this Agreement;

(w)	“Class A Tracking Shares” means the Class A Tracking shares in the authorized share structure of the Company;

(x)	“Class B Tracking Shares” means the Class B Tracking shares in the authorized share structure of the Company

(y)	“Class C Tracking Shares” means the Class C Tracking shares in the authorized share structure of the Company;

(z)	“Common Shareholders” means, at any time, the holders of Common Shares;

(aa)	“Common Shares” means common shares in the authorized share structure of the Company;

(bb)	“Company” shall have the meaning ascribed thereto on the first page of this Agreement;

(cc)	“Company Balance Sheet” shall have the meaning ascribed to such term in subsection (k) of Schedule C;

(dd)	“Company Board” means the board of directors of the Company;

(ee)	“Company Disclosure Letter” means the letter dated as of the date hereof delivered by the Company to the Buyer with respect to certain matters in this Agreement;

(ff)	“Company Shareholders” means, at any time, collectively, the Common Shareholders and the Tracking Shareholders;

(gg)	“Company Shares” means, collectively, the Common Shares and Tracking Shares;

(hh)	“Consideration” means, collectively, the Share Consideration and the CVR Consideration;

(ii)	“Contingent Value Rights” means the contingent value rights issued to Common Shareholders pursuant to the Plan of Arrangement as the CVR Consideration and certified under the Rights Indenture, with each Contingent Value Right entitling the holder thereof to receive the CVR Payment Amount (as defined in the Rights Indenture) on the terms and subject to the conditions governed by the Rights Indenture;

(jj)	“Court” means the Supreme Court of British Columbia;

(kk)	“COVID-19” means SARS-CoV-2, coronavirus, COVID-19 or any related virus or illness commonly referred to by any such name (including any evolution or mutation thereof before, on or after the date hereof) or any epidemic, pandemic or disease outbreak arising therefrom;

(ll)	“COVID-19 Governmental Assistance” means any Tax-related plan, loan program, accommodation, credit refund, grant or assistance of any kind by any Governmental Entity related to COVID-19;

(mm)	“CVR Consideration” means one Contingent Value Right for each Common Share provided, however, that no Contingent Value Rights shall be issuable for any Common Share held by the Buyer;

(nn)	“Depositary” means the trust company, bank or other financial institution as the Buyer and the Company may appoint for the purpose of, among other things, exchanging certificates representing the Company Shares for the Share Consideration in connection with the Arrangement pursuant to the terms of the Depositary Agreement;

(oo)	“Depositary Agreement” means the depositary agreement among the Depositary, the Buyer and the Company to be entered into in connection with the Plan of Arrangement, in a form to be mutually agreed upon between the Buyer and the Company, acting reasonably;

(pp)	“disclosed by Buyer” or “Buyer Filings” means disclosed by the Buyer since November 4, 2022 in its public disclosure filings available under the Buyer’s profile on SEDAR+ or disclosed in the Buyer Disclosure Letter;

(qq)	“Dissent Rights” means the rights of dissent exercisable by registered Company Shareholders in respect of the Arrangement, described in Section 4.1(a) of the Plan of Arrangement;

(rr)	“Dissenting Shareholder” means a registered Company Shareholder as of the record date of the Meeting that has duly and validly exercised the Dissent Rights in strict compliance with Sections 242 to 247 of the BCBCA, as modified by the Interim Order or the Final Order and Section 4.1 of the Plan of Arrangement, and has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights;

(ss)	“Effective Date” means the effective date of the Arrangement, which shall be the second (2nd) Business Day after the satisfaction or, where not prohibited, the waiver of the conditions (excluding conditions that, by their terms, cannot be satisfied until the Effective Date, but subject to the satisfaction or, where not prohibited, the waiver of those conditions as of the Effective Date) set forth in Article 5, unless another date is agreed to in writing by the Parties;

(tt)	“Effective Time” shall have the meaning ascribed to such term in the Plan of Arrangement;

(uu)	“Employment Laws” means all Laws respecting employment, including pay equity, wages, hours of work, overtime, human rights and occupational health and safety, workers compensation;

(vv)	“Encumbrance” means any mortgage, hypothec, pledge, assignment, charge, lien, claim, security interest, adverse interest, other third person interest or encumbrance of any kind, whether contingent or absolute, and any agreement, option, right or privilege (whether by Law, contract or otherwise) capable of becoming any of the foregoing;

(ww)	“Environmental Laws” shall have the meaning ascribed to such term in subsection (v) of Schedule B;

(xx)	“Final Order” means the final order of the Court made pursuant to Section 291 of the BCBCA and after being informed of the intention to rely upon the Section 3(a)(10) Exemption and Section 3(a)(9) Exemption, as applicable, in connection with the issuance of the Share Consideration in the United States, in a form and substance acceptable to both the Company and the Buyer, each acting reasonably, approving the Arrangement, as such order may be amended by the Court (with the consent of both the Company and the Buyer, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended on appeal, made in connection with the approval of the Arrangement (provided that any such affirmation or amendment is acceptable to both the Company and the Buyer, each acting reasonably), including all amendments thereto made prior to the Effective Time;

(yy)	“Governmental Entity” means any applicable: (i) multinational, federal, provincial, territorial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body or arbitrator, commission, board, bureau or agency, whether domestic or foreign, (ii) any subdivision, agency, commission, board or authority of any of the foregoing, (iii) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing, or (iv) any stock exchange, including the Cboe Exchange;

(zz)	“GST/HST” means all goods and services tax and harmonized sales tax imposed under Part IX of the Excise Tax Act (Canada);

(aaa)	“Hazardous Materials” shall have the meaning ascribed to such term in subsection (v) of Schedule B;

(bbb)	“IFRS” means generally accepted accounting principles as set out in the CPA Canada Handbook – Accounting for an entity that prepares its financial statements in accordance with International Financial Reporting Standards, at the relevant time, applied on a consistent basis;

(ccc)	“Infringe” shall have the meaning ascribed to such term in subsection (w) of Schedule B;

(ddd)	“Intellectual Property” shall have the meaning ascribed to such term in subsection (w) of Schedule B;

(eee)	“Interim Order” means the interim order of the Court, contemplated by Section 2.2 of this Agreement and made pursuant to Section 291 of the BCBCA, in a form and substance acceptable to both the Company and the Buyer, each acting reasonably, providing for, among other things, the calling and holding of the Meeting, as the same may be amended by the Court with the consent of the Company and the Buyer, each acting reasonably, in connection with the Arrangement;

(fff)	“Laws” or “Law” means all laws, by-laws, rules, regulations, orders, ordinances, protocols, codes, guidelines, instruments, policies, notices, directions and judgments or other requirements of any Governmental Entity;

(ggg)	“Legal Claim A” means the legal proceeding commenced by the Statement of Claim filed with the Ontario Superior Court of Justice on December 2, 2020 by, among others, certain Subsidiaries of the Company against the Ontario Ministry of Energy, Northern Development and Mines, the Independent Electricity System Operator and Jane and/or John Doe, seeking damages in connection with the termination of one hundred and eleven (111) Feed-In-Tariff contracts;

(hhh)	“Legal Claim B” means the legal proceedings commenced by the Statements of Claim filed with the Ontario Superior Court of Justice:

(i) on January 29, 2021 by, among others, certain Subsidiaries of the Company against the Independent Electricity System Operator; and

(ii) on March 5, 2021 by, among others, certain Subsidiaries of the Company against the Ontario Ministry of Energy, Northern Development and Mines, and Gregg Rickford, as Minister of Energy, Northern Development and Mines,

seeking damages in connection with the termination of one hundred and thirty-three (133) Feed-In-Tariff contracts;

(iii)	“Legal Claim C” means the legal proceeding commenced by the Statement of Claim filed with the Ontario Superior Court of Justice on December 3, 2020 by certain Subsidiaries of the Company against the Independent Electricity System Operator seeking damages in connection with the termination of six (6) Feed-In-Tariff contracts;

(jjj)	“Legal Claims” means, collectively, Legal Claim A, Legal Claim B and Legal Claim C;

(kkk)	“Letter of Transmittal” means, the letter of transmittal to be sent to each Common Shareholder for use in connection with the Arrangement, substantially in the form as may be mutually acceptable to the Company and the Buyer, acting reasonably;

(lll)	“Liability” of any person shall mean and include: (i) any right against such person to payment, whether or not such right is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured or unsecured; (ii) any right against such person to an equitable remedy for breach of performance if such breach gives rise to a right to payment, whether or not such right to any equitable remedy is reduced to judgment, fixed, contingent, matured, unmatured, disputed, undisputed, secured or unsecured; and (iii) any obligation of such person for the performance of any covenant or agreement (whether for the payment of money or otherwise);

(mmm)	“March 2023 Information Circular” means the Notice of Special Meeting and Management Information Circular for Special Meetings of Limited Partners of Solar Flow-Through 2012-I Limited Partnership, Solar Flow-Through 2013-I Limited Partnership, Solar Flow-Through 2014-I Limited Partnership, Solar Flow-Through 2015-I Limited Partnership, Solar Flow-Through 2016-I Limited Partnership, Solar Flow-Through 2017-I Limited Partnership, Solar Flow-Through 2017-A Limited Partnership, Solar Flow-Through 2018-I Limited Partnership and Solar Flow-Through 2018-A Limited Partnership dated March 27, 2023;

(nnn)	“Material Adverse Effect” means, in respect of any Party, any one or more changes, effects, events, occurrences, circumstances or states of fact, that either individually or in the aggregate, is, or would reasonably be expected to be, material and adverse to the business, properties, assets, liabilities (including any contingent liabilities that may arise through outstanding, pending or threatened litigation or otherwise), capitalization, condition (financial or otherwise), operations or results of operations of that Party and its Subsidiaries and material joint ventures taken as a whole, other than any change, effect, event or occurrence:

	(i)	relating to the global economy, political conditions or securities markets in general;

	(ii)	relating to conditions affecting the solar energy or renewable energy industry as a whole, and not specifically relating to such Party;

	(iii)	relating to any epidemics, pandemics or disease outbreak or other public health condition, the worsening of any of the foregoing or the implementation of any measures relating thereto;

	(iv)	relating to any change, development or condition in global, national or regional political conditions (including any protest, riot, facility takeover for emergency purposes, outbreak of hostilities or war or acts of espionage, sabotage or terrorism or any escalation or worsening of the foregoing) or any earthquake, flood, forest fire, volcano, tsunami, hurricane, tornado or other natural disaster;

	(v)	relating to a change in the market trading price or trading volume of the Buyer Shares, including, without limiting the foregoing, any such change:

		(A)	related to this Agreement and the Arrangement or the announcement thereof; or

		(B)	related to such a change in the market trading price or trading volume primarily resulting from a change, effect, event or occurrence excluded from this definition of Material Adverse Effect under clauses (i), (ii), (iii), (iv), (vi), (vii), (viii) or (ix) hereof,

(provided, however, that the facts or circumstances underlying any such change may, if not otherwise excluded from this definition of Material Adverse Effect, be taken into account in determining whether a Material Adverse Effect has occurred);

	(vi)	relating to the rate at which Canadian dollars can be exchanged for United States dollars or vice versa;

	(vii)	relating to any failure, in and of itself, to meet any internal or publicly disclosed projections, forecasts or estimates of, or guidance relating to, revenue, earnings, cash flow or other financial metrics, on or after the date of this Agreement (provided, however, that the facts or circumstances underlying such failure may, if not otherwise excluded from this definition of Material Adverse Effect, be taken into account in determining whether a Material Adverse Effect has occurred);

	(viii)	relating to any generally applicable change in applicable Laws or regulations (other than orders, judgments or decrees against that Party or any of its Subsidiaries and material joint ventures), or the interpretation application or non-application of such Laws, or in IFRS; or

	(ix)	attributable to the announcement or pendency of this Agreement or the Arrangement, or otherwise contemplated by or resulting from the terms of this Agreement;

provided, however, that such effect referred to in clause (i), (ii), (iii), (vii) or (vi) above does not primarily relate only to (or have the effect of primarily relating only to) that Party and its Subsidiaries and material joint ventures, taken as a whole, or disproportionately adversely affect that Party and its Subsidiaries and material joint ventures taken as a whole, compared to other companies of similar size operating in the industry in which that Party and its Subsidiaries and material joint ventures operate and references in this Agreement to dollar amounts are not intended to be and shall not be deemed to be illustrative or interpretative for purposes of determining whether a Material Adverse Effect has occurred;

(ooo)	“Material Contract” means the material contracts as set forth in the Buyer Disclosure Letter or the Company Disclosure Letter, as applicable;

(ppp)	“Meeting” means the special meeting of the Company Shareholders held to consider and, if thought fit, approve, among other things, the Arrangement Resolution;

(qqq)	“Meeting Deadline” means June 18, 2024;

(rrr)	“misrepresentation” shall have the meaning ascribed to such term in the Securities Act (British Columbia);

(sss)	“Money Laundering Laws” means applicable financial record-keeping and reporting requirements of the money laundering Laws of all applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any Governmental Entity;

(ttt)	“OBCA” means the Business Corporations Act (Ontario);

(uuu)	“OTCQX” means the OTCQX marketplace for the over-the-counter trading of stocks in the United States, provided and operated by the OTC Markets Group;

(vvv)	“Outside Date” means the date by which the Arrangement contemplated by this Agreement is to be completed, which date shall be September 18, 2024;

(www)	“Parties” shall have the meaning ascribed to such term on the first page of this Agreement;

(xxx)	“Permit” means any license, permit, certificate, consent, order, grant, approval, agreement, classification, restriction, registration or other authorization of, from or required by any Governmental Entity;

(yyy)	“Permitted Encumbrances” means, in respect of a Party or any of its Subsidiaries, any one or more of the following:

(i) Encumbrances for Taxes and utilities which in each case are not yet due or delinquent;

(ii) easements, rights of way, zoning ordinances, and other similar land use and environmental regulations which are not, individually or in the aggregate, material in amount or effect the business of the applicable Party and its Subsidiaries;

(iii) inchoate or statutory Encumbrances of contractors, subcontractors, mechanics, workers, suppliers, materialmen, carriers and others in respect of the construction, maintenance, repair or operation of a Party’s assets, provided that such Encumbrances are related to obligations not due or delinquent, are not registered against title to any of a Party’s assets and in respect of which adequate holdbacks are being maintained as required by applicable Law;

(iv) the right reserved to or vested in any Governmental Entity by any statutory provision or by the terms of any lease, licence, franchise, grant or permit of a Party or any of its Subsidiaries, to terminate any such lease, licence, franchise, grant or permit, or to require annual or other payments as a condition of their continuance;

(v) Encumbrances listed and described in the Buyer Disclosure Letter or the Company Disclosure Letter, as the case may be, under the heading “Permitted Encumbrances”; and

(vi) any other Encumbrances that do not, and following the Effective Time will not individually or in the aggregate, materially detract from the value or materially interfere with the use of the property subject thereto, provided that any such Encumbrance cannot reasonably be expected to, individually or in the aggregate, impede, interfere with or delay the transactions contemplated by this Agreement;

(zzz)	“person” includes an individual, partnership, association, body corporate, trustee, trust, joint venture, executor, administrator, legal representative, government (including any Governmental Entity) or any other entity, whether or not having legal status;

(aaaa)	“Plan of Arrangement” means the plan of arrangement set forth in Schedule A;

(bbbb)	“Quarterly Financial Statements” shall have the meaning ascribed to such term in subsection (j)(i) of Schedule C;

(cccc)	“Rights Indenture” means the contingent value rights indenture to be entered into between the Buyer and Endeavor Trust Corporation, as rights agent, setting out the terms and conditions of the Contingent Value Rights to be issued in accordance with the terms of the Plan of Arrangement, in substantially the form set out in Schedule E;

(dddd)	“Sanctions” shall have the meaning ascribed to such term in subsection (hh) of Schedule B;

(eeee)	“SEC” means the United States Securities and Exchange Commission;

(ffff)	“Section 3(a)(10) Exemption” shall have the meaning ascribed to such term in Section 2.14;

(gggg)	“Section 3(a)(9) Exemption” shall have the meaning ascribed to such term in Section 2.14;

(hhhh)	“Securities Authorities” means the securities regulatory authorities in the provinces and territories of Canada and the SEC, collectively;

(iiii)	“SEDAR+” means the System for Electronic Document Analysis and Retrieval+ maintained by the Canadian Securities Administrators;

(jjjj)	“Share Consideration” means 0.3845938 of a Buyer Share for each Common Share, provided, however, that no Buyer Shares shall be issuable for any Common Share held by the Buyer;

(kkkk)	“Shareholder Approval” shall have the meaning ascribed to such term in Section 2.2(a)(iii);

(llll)	“Subsidiary” means, with respect to a specified body corporate, any body corporate of which the specified body corporate is entitled to elect a majority of the directors thereof and shall include any body corporate, partnership, joint venture or other entity over which such specified body corporate exercises direction or control or which is in a like relation to such a body corporate, excluding any body corporate in respect of which such direction or control is not exercised by the specified body corporate as a result of any existing contract, agreement or commitment;

(mmmm)	“Superior Proposal” means an unsolicited bona fide written Acquisition Proposal made by a third-party or group of persons with whom the Company deals at arm’s length to, directly or indirectly, acquire assets that individually or in the aggregate constitute all or substantially all of the assets (on a consolidated basis) of the Company or not less than all of the Common Shares, whether by way of merger, amalgamation, statutory arrangement, share exchange, take-over bid, tender offer, business combination, or otherwise, and that the Company Board determines in good faith after consultation with its financial advisors and outside legal counsel: (a) is reasonably capable of being completed without undue delay, taking into account all legal, financial, regulatory and other aspects of such proposal and the person or group of persons making such proposal; (b) is not subject to any due diligence condition; (c) in respect of which any funds necessary to complete such Acquisition Proposal have been demonstrated to be available to the reasonable satisfaction of the Company Board, acting in good faith; (d) is offered or made to all Company Shareholders (other than the person making the Acquisition Proposal and its affiliates) on the same terms; and (e) would, in the opinion of the Company Board acting in good faith, if consummated in accordance with its terms (without assuming away the risk of non-completion), result in a transaction more favourable to the Company Shareholders (other than the Buyer and its affiliates), from a financial point of view, than the terms of the Arrangement (including any amendments proposed by the Buyer pursuant to Section 6.2(b));

(nnnn)	“Superior Proposal Notice” shall have the meaning ascribed to such term in Section 6.2(a);

(oooo)	“Tax” and “Taxes” means all taxes, assessments, charges, dues, duties, rates, fees, imposts, levies and similar charges of any kind lawfully levied, assessed or imposed by any Governmental Entity, including all income taxes (including any tax on or based upon net income, gross income, income as specially defined, earnings, profits or selected items of income, earnings or profits) and all capital taxes, gross receipts taxes, branch tax, environmental taxes, sales taxes, use taxes, ad valorem taxes, value added taxes, transfer taxes (including, without limitation, taxes relating to the transfer of interests in real property or entities holding interests therein), franchise taxes, license taxes, withholding taxes, payroll taxes, employment taxes, Canada or Québec pension plan premiums, excise, severance, social security, workers’ compensation, employment insurance or compensation taxes or premium, stamp taxes, occupation taxes, premium taxes, property taxes, windfall profits taxes, alternative or add-on minimum taxes, GST/HST, customs duties or other taxes, fees, imports, assessments or charges of any kind whatsoever, together with any interest and any penalties or additional amounts imposed by any Governmental Entity;

(pppp)	“Tax Act” means the Income Tax Act (Canada);

(qqqq)	“Tax Returns” means all returns, schedules, elections, declarations, reports, information returns, notices, forms, statements and other documents made, prepared or filed with any Governmental Entity or required to be made, prepared or filed with any Governmental Entity relating to Taxes;

(rrrr)	“Termination Fee” means an amount equal to $1.8 million;

(ssss)	“Tracking Share Conversion Event” means the occurrence of a final settlement or court order in connection with any of the Legal Claims;

(tttt)	“Tracking Shareholders” means, at any time, the holders of Tracking Shares;

(uuuu)	“Tracking Shares” means, collectively, the issued and outstanding Class A Tracking Shares, Class B Tracking Shares and Class C Tracking Shares;

(vvvv)	“U.S.” or “United States” means the United States of America, its territories and possessions, any State of the United States and the District of Columbia;

(wwww)	“U.S. Exchange Act” means the United States Securities Exchange Act of 1934;

(xxxx)	“U.S. Securities Act” means the United States Securities Act of 1933;

(yyyy)	“Voting Agreements” means the voting support agreements (including all amendments thereto) between the Buyer and: (i) each director of the Company; (ii) each officer of the Company; and (iii) certain Company Shareholders, as set out in the Company Disclosure Letter.

1.2 Interpretation Not Affected by Headings

The division of this Agreement into articles, sections, subsections, paragraphs and subparagraphs and the insertion of headings herein are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement. The terms “this Agreement”, “hereof”, “herein”, “hereto”, “hereunder” and similar expressions refer to this Agreement and the schedules attached hereto and not to any particular article, section or other portion hereof and include any agreement, schedule or instrument supplementary or ancillary hereto or thereto.

1.3 Number and Gender

In this Agreement, unless the context otherwise requires, words importing the singular only shall include the plural and vice versa, words importing the use of either gender shall include both genders and neuter.

1.4 Date for any Action

If the date on which any action is required to be taken hereunder by any Party hereto is not a Business Day, such action shall be required to be taken on the next succeeding day that is a Business Day.

1.5 Statutory References

Any reference in this Agreement to a statute includes all regulations and rules made thereunder, all amendments to such statute or regulation in force from time to time and any statute or regulation that supplements or supersedes such statute or regulation.

1.6 Currency

Unless otherwise stated, all references in this Agreement to amounts of money are expressed in lawful money of Canada.

1.7 Invalidity of Provisions

Each of the provisions contained in this Agreement is distinct and severable and a declaration of invalidity or unenforceability of any such provision or part thereof by a court of competent jurisdiction shall not affect the validity or enforceability of any other provision hereof. To the extent permitted by applicable Law, the Parties hereto waive any provision of Law that renders any provision of this Agreement or any part thereof invalid or unenforceable in any respect. The Parties hereto will engage in good faith negotiations to replace any provision hereof or any part thereof that is declared invalid or unenforceable with a valid and enforceable provision or part thereof, the economic effect of which approximates as much as possible the invalid or unenforceable provision or part thereof that it replaces.

1.8 Accounting Matters

Unless otherwise stated, all accounting terms used in this Agreement shall have the meanings attributable thereto under IFRS and all determinations of an accounting nature required to be made hereunder shall be made in a manner consistent with IFRS.

1.9 Knowledge

Where the phrases “to the knowledge of” or to a Party’s “knowledge” are used, such phrase shall mean, in respect of each representation and warranty or other statement which is qualified by such phrase, that such representation and warranty or other statement is being made based upon the collective actual knowledge of the senior officers of such Party after due inquiry.

1.10 Meaning of Certain Phrase

In this Agreement the phrase “in the ordinary and regular course of business” of a person, or phrases of similar expression and intent, shall mean and refer to those activities that are consistent with past practices of such person and in the ordinary course of the normal day-to-day business and operations of such person, and the phrase “consent not to be unreasonably withheld”, or phrases of similar expression and intent, shall mean that such consent shall not be unreasonably withheld, conditioned or delayed.

1.11 Schedules

The following schedules are attached to, and are deemed to be incorporated into and form part of, this Agreement:

Schedule	Matter
A	Plan of Arrangement
B	Representations and Warranties of the Buyer
C	Representations and Warranties of the Company
D	Form of Arrangement Resolution
E	Rights Indenture

Article 2
THE ARRANGEMENT

2.1 Arrangement

The Parties agree that the Arrangement will be implemented in accordance with and subject to the terms and conditions contained in this Agreement and the Plan of Arrangement.

2.2 Interim Order

(a)	The Company shall, pursuant to Section 291 of the BCBCA and in a manner acceptable to the Buyer, acting reasonably, as soon as reasonably practicable following the execution of this Agreement, and in any event in time to hold the Meeting in accordance with Section 2.3, prepare, file and diligently pursue an application for the Interim Order, which shall provide, among other things:

	(i)	for the class of persons to whom notice is to be provided in respect of the Arrangement and the Meeting and for the manner in which such notice is to be provided;

	(ii)	for confirmation of the record date for the purposes of determining the Company Shareholders entitled to vote at the Meeting (which record date shall be fixed by the Company in consultation with the Buyer, each acting reasonably) and that such record date will not change in respect of any adjournment(s) or postponement(s) of the Meeting, unless required by applicable Laws;

	(iii)	that the requisite approval for the Arrangement Resolution (the “Shareholder Approval”) shall be the affirmative vote of: (A) 66⅔% of the votes cast by Common Shareholders and Tracking Shareholders, voting together as a single class, present in person or represented by proxy at the Meeting; (B) 66⅔% of the votes cast by Common Shareholders, voting together as a separate class, present in person or represented by proxy at the Meeting; and (C) 66⅔% of the votes cast by Tracking Shareholders, voting together as a separate class, present in person or represented by proxy at the Meeting;

	(iv)	that in all other respects, the terms, conditions and restrictions of the Company’s constating documents, including quorum requirements and other matters, shall apply in respect of the Meeting;

	(v)	for the grant of Dissent Rights to those Company Shareholders who are registered holders of Company Shares as of the record date of the Meeting;

	(vi)	for notice requirements with respect to the presentation of the application to the Court for the Final Order;

	(vii)	that the Meeting may be adjourned or postponed from time to time by the Company Board, subject to the terms of this Agreement, without the need for additional approval of the Court and without the need for first convening the Meeting or first obtaining any vote of the Company Shareholders respecting any such adjournments or postponements and notice of any such adjournments or postponements shall be given by such method as the Company Board may determine is appropriate in the circumstances;

	(viii)	that each Company Shareholder entitled to the Share Consideration pursuant to the Arrangement and any other affected person will have the right to appear before the Court so long as they enter an appearance within a reasonable time and are in accordance with the procedures set out in the Interim Order;

	(ix)	that it is the Buyer’s intention to rely upon Section 3(a)(10) Exemption and Section 3(a)(9) Exemption, as applicable, of the U.S. Securities Act to issue, based on the Court’s approval of the Arrangement and in accordance with the Plan of Arrangement, the Consideration to Common Shareholders who are resident in the United States in exchange for the Common Shares without registration under the U.S. Securities Act;

	(x)	that the Meeting may be an entirely virtual meeting or hybrid meeting whereby Company Shareholders may join virtually and that Company Shareholders who join virtually will be deemed to be present at the Meeting; and

	(xi)	for such other matters as may reasonably be required, subject to obtaining the prior written consent of the Buyer, such consent not to be unreasonably withheld, delayed or conditioned.

(b)	The application and motion materials, including affidavit materials, draft orders and any amendments thereto for the application referred to in this Section 2.2 shall be in a form satisfactory to the Parties, each acting reasonably.

2.3 Meeting

(a)	The Company shall convene and conduct the Meeting in accordance with the Interim Order, the Company’s articles and notice of articles and applicable Laws as soon as reasonably practicable after the grant of the Interim Order and, in any event, by the Meeting Deadline. The Company shall, in consultation with the Buyer, fix and publish a record date for the purposes of determining the Company Shareholders entitled to receive notice of and vote at the Meeting in accordance with the Interim Order.

(b)	The Company will consult with the Buyer in fixing the date for the Meeting, give notice to the Buyer of the Meeting and allow the Buyer’s representatives and legal counsel to attend the Meeting.

(c)	Unless this Agreement has been validly terminated in accordance with its terms, the Company shall not adjourn, postpone or cancel the Meeting, except (i) as required for quorum purposes; (ii) as required by applicable Laws; (iii) as required by the Court; or (iv) otherwise as permitted under this Agreement, in each case, without the Buyer’s prior written consent, which consent shall not be unreasonably withheld, conditioned or delayed, provided, however, that any adjournment or postponement of the Meeting shall be not later than ten (10) Business Days after the date on which the Meeting was originally scheduled and in any event shall not be later than the Meeting Deadline.

(d)	The Company will promptly advise the Buyer as the Buyer may reasonably request, and at least on a daily basis on each of the last five (5) Business Days prior to the date of the Meeting, as to the aggregate tally of the proxies received by the Company in respect of, and the particulars of, the votes for and against the Arrangement Resolution.

(e)	The Company will promptly advise the Buyer of any written notice of dissent or purported exercise by any Company Shareholder of Dissent Rights received by the Company in relation to the Arrangement, of any withdrawal of Dissent Rights received by the Company and, subject to applicable Laws, of any written communications sent by or on behalf of the Company to any Company Shareholder exercising or purporting to exercise Dissent Rights in relation to the Arrangement. The Company shall not settle or compromise, or make or agree to make, any payment or settlement offer, with respect to any exercise or purported exercise of Dissent Rights or acknowledge the valid exercise of Dissent Rights without the prior written consent of the Buyer.

2.4 Circular

(a)	As promptly as reasonably practicable following execution of this Agreement, the Company shall, in consultation and cooperation with the Buyer, prepare the Circular together with any other documents required by applicable Laws in connection with the Meeting and the Plan of Arrangement. The Company shall, as promptly as reasonably practicable after obtaining the Interim Order, cause the Circular and all other documentation required in connection with the Meeting to be sent to each of the Company Shareholders and other persons as required by the Interim Order and applicable Laws, in each case so as to permit the Meeting to be held within the time period specified in Section 2.3(a). On the date of delivery thereof, the Company shall ensure that the Circular complies in all material respects with all applicable Laws and the Interim Order and shall contain sufficient detail to permit the Company Shareholders to form a reasoned judgement concerning the matters to be placed before them at the Meeting. Without limiting the generality of the foregoing, the Circular must include a copy of the fairness opinion received by the Company Board, and statements that: (i) the Company Board has received a fairness opinion and, after receiving legal and financial advice, (other than the directors who have abstained from voting, if any) unanimously determined that the Arrangement is in the best interests of the Company and recommends that Company Shareholders vote in favour of the Arrangement Resolution; and (ii) each Company Shareholder subject to a Voting Agreement has agreed to vote all of such person’s Common Shares and/or Tracking Shares, as applicable, in favour of the Arrangement Resolution, subject to the terms of such Voting Agreement.

(b)	Subject to Section 6.1, the Company shall (i) solicit proxies in favour of the Arrangement Resolution, against any resolution submitted by any other Company Shareholder, permitting the Buyer to assist the Company in such solicitation if requested by the Buyer, and take all other actions that are reasonably necessary or desirable to seek the Shareholder Approval, (ii) recommend to Company Shareholders that they vote in favour of the Arrangement Resolution, and (iii) not make a Change in Recommendation.

(c)	The Buyer shall provide to the Company all information regarding the Buyer, its affiliates and the Buyer Shares as required by the Interim Order or applicable Laws for inclusion in the Circular or in any amendments or supplements to such Circular. The Buyer shall ensure that such information shall be complete and correct in all material respects and comply in all material respects with applicable Laws and that it does not include any misrepresentation.

(d)	The Buyer and its legal counsel shall be given a reasonable opportunity to review and comment on the Circular prior to the Circular being printed and delivered to Company Shareholders, and reasonable consideration shall be given to any comments made by the Buyer and its legal counsel, provided that all information relating solely to the Buyer, its affiliates and the Buyer Shares included in the Circular shall be in form and content satisfactory to Buyer, acting reasonably. The Company shall provide the Buyer with final copies of the Circular prior to delivering the Circular to the Company Shareholders.

(e)	The Company and the Buyer shall each promptly notify each other if at any time before the Effective Date either Party becomes aware that the Circular contains a misrepresentation, or that otherwise requires an amendment or supplement to the Circular and the Parties shall co-operate in the preparation of any amendment or supplement to the Circular as required or appropriate, and the Company shall promptly deliver any amendment or supplement to the Circular to Company Shareholders and as otherwise required by the Court or applicable Laws.

2.5 Preparation of Filings

The Buyer and the Company shall co-operate and use their reasonable commercial efforts in good faith to take, or cause to be taken, all reasonable actions, including the preparation of any applications for regulatory approvals and other orders, registrations, consents, filings, rulings, exemptions, no-action letters, circulars and approvals required in connection with this Agreement and the Arrangement and the preparation of any required documents, in each case as reasonably deemed necessary to discharge their respective obligations under this Agreement and the Plan of Arrangement, and to complete any of the transactions contemplated by this Agreement, including their obligations under applicable Laws.

2.6 Final Order

If: (a) the Interim Order is obtained; and (b) the Arrangement Resolution is approved at the Meeting by the Company Shareholders as provided for in the Interim Order, then, subject to the terms of this Agreement, in consultation and cooperation with the Buyer, the Company shall as soon as reasonably practicable and, in any event, within three (3) Business Days following receipt of the Shareholder Approval, take all steps necessary or desirable to submit the Arrangement to the Court and diligently pursue an application for the Final Order pursuant to Section 291 of the BCBCA. The application and motion materials, including affidavit materials, draft orders and any amendments thereto for the application referred to in this Section 2.6 shall be in a form satisfactory to the Parties, each acting reasonably.

2.7 Court Proceedings

Subject to the terms of this Agreement, the Buyer will cooperate with and assist the Company in seeking, and the Company will diligently pursue, the Interim Order and the Final Order, including by providing the Company on a timely basis any information reasonably required to be supplied by the Buyer in connection therewith. The Company will provide legal counsel to the Buyer with reasonable opportunity to review and comment upon drafts of all material to be filed with the Court in connection with the Arrangement and will give reasonable consideration to all such comments. Subject to applicable Law, the Company will not file any material with the Court in connection with the Arrangement or serve any such material, and will not agree to modify or amend materials so filed or served, except as contemplated by this Section 2.7 or with the Buyers’s prior written consent, such consent not to be unreasonably withheld, conditioned or delayed. The Company shall also provide to the Buyer’s outside counsel on a timely basis copies of any notice of appearance or other Court documents served on the Company or its legal counsel in respect of the application for the Interim Order or the Final Order or any appeal therefrom and of any notice, whether written or oral, received by the Company indicating any intention to oppose the granting of the Interim Order or the Final Order or to appeal the Interim Order or the Final Order.

2.8 Delivery of Consideration

(a)	The Buyer will, following receipt by the Company of the Final Order and two (2) Business Days prior to the Effective Date, deposit in escrow with the Depositary sufficient Buyer Shares to satisfy the aggregate Share Consideration payable to Common Shareholders pursuant to the Plan of Arrangement and sufficient Contingent Value Rights to satisfy the aggregate CVR Consideration payable to Common Shareholders pursuant to the Plan of Arrangement (in each case, other than to Common Shareholders exercising Dissent Rights and who have not withdrawn their notice of objection).

(b)	From and after the Effective Time, all Buyer Shares issued as Share Consideration or upon settlement of Contingent Value Rights under the Rights Indenture (if any) will be subject to a restriction on transfer, which restriction shall be evidenced by a restrictive legend on the certificates and/or direct registration statement (“DRS”) advices evidencing such Buyer Shares, and released in accordance with the schedule set out in Section 3.2(c) of the Plan of Arrangement, subject to amendment by resolution of the Buyer Board from and after the Effective Time to comply with applicable stock exchange listing policies.

2.9 Letter of Transmittal

Concurrent with the delivery of the Circular, the Company shall, or shall instruct the Depositary to, send to each Common Shareholder in connection with the Arrangement a Letter of Transmittal.

2.10 Effect of the Arrangement on Tracking Shares

(a)	From and after the Effective Time, each Tracking Share held by any Tracking Shareholder shall become exchangeable for Buyer Shares upon the occurrence of a Tracking Share Conversion Event in accordance with the terms and conditions set forth in Article 24.13 of the articles of the Company.

(b)	At the Effective Time, Article 24.19 of the Company’s articles will be amended and replaced in its entirety (the “Article Amendment”) with the requirement that all Buyer Shares issuable to Tracking Shareholders in connection with a Tracking Share Conversion Event, if any, shall be subject to a restriction on transfer in accordance with the release schedule set out in Section 3.1(d) of the Plan of Arrangement, which restriction shall be evidenced by a restrictive legend on the certificates and/or DRS advices evidencing such Buyer Shares.

(c)	For the avoidance of doubt, from and following the Effective Time, all special rights and restrictions applicable to the Tracking Shares set out in Part 24 of the articles of the Company shall continue to govern the Tracking Shares, as amended by the Article Amendment, including, without limitation, the right of Tracking Shareholders to elect to have their Tracking Shares redeemed by the Company for cash consideration upon a Tracking Share Conversion Event, pursuant to Article 24.5 of the articles of the Company.

2.11 Closing

The Arrangement shall become effective on the second (2nd) Business Day after the satisfaction or, where not prohibited, the waiver of the conditions (excluding conditions that, by their terms, cannot be satisfied until the Effective Date, but subject to the satisfaction or, where not prohibited, the waiver of those conditions as of the Effective Date) set forth in Article 5, unless another date is agreed to in writing by the Parties. From and after the Effective Time, the steps to be carried out pursuant to the Arrangement shall become effective in accordance with the Plan of Arrangement and will have all of the effects provided by applicable Law, including the BCBCA. The closing of the Arrangement will take place on the Effective Date via electronic document exchange.

2.12 Announcement and Shareholder Communications

The Buyer shall publicly announce the transactions contemplated hereby promptly following the execution of this Agreement by the Buyer and the Company, the text and timing of such announcement to be approved by the Company in advance, acting reasonably. The Buyer and the Company shall co-operate in the preparation of presentations, if any, to Company Shareholders regarding the transactions contemplated by this Agreement, and no Party shall: (a) issue any press release or otherwise make public announcements with respect to this Agreement or the Plan of Arrangement without the prior consent of the other Party (which consent shall not be unreasonably withheld or delayed) or (b) make any filing with any Governmental Entity with respect thereto without prior consultation with the other Party; provided, however, that the foregoing shall be subject to the Parties’ overriding obligation to make any disclosure or filing required under applicable Laws or, in the case of the Buyer, stock exchange rules, and the Parties shall use all commercially reasonable efforts to give prior oral or written notice to the other Party hereto and reasonable opportunity to review or comment on the disclosure or filing, and if such prior notice is not possible, to give such notice immediately following the making of such disclosure or filing.

2.13 Withholding Taxes

The Company, the Buyer and the Depositary will be entitled to deduct and withhold from any consideration otherwise payable to any Company Shareholder under the Plan of Arrangement (including any payment to Dissenting Shareholders) such amounts as the Company, the Buyer or the Depositary is required to deduct and withhold with respect to such payment under the Tax Act and the rules and regulations promulgated thereunder, or any provision of any provincial, state, local or foreign tax law as counsel may advise is required to be so deducted and withheld by the Company, the Buyer or the Depositary, as the case may be. For the purposes hereof, all such withheld amounts shall be treated as having been paid to the person in respect of which such deduction and withholding was made on account of the obligation to make payment to such person hereunder, provided that such deducted or withheld amounts are actually remitted to the appropriate Governmental Entity by or on behalf of the Company, the Buyer or the Depositary, as the case may be. To the extent necessary, such deductions and withholdings may be effected by selling any Buyer Shares to which any such person may otherwise be entitled under the Plan of Arrangement, and any amount remaining following the sale, deduction and remittance shall be paid to the person entitled thereto as soon as reasonably practicable.

2.14 U.S. Securities Laws

The Parties intend that the Arrangement shall be carried out such that the issuance of the Share Consideration and Contingent Value Rights to Common Shareholders in exchange for the Common Shares, and the issuance of Buyer Shares upon settlement of the Contingent Value Rights (if any), qualifies in the United States for the exemption from: (i) the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) of the U.S. Securities Act (the “Section 3(a)(10) Exemption”); (ii) the registration requirements of the U.S. Securities Act provided by Section 3(a)(9) of the U.S. Securities Act (the “Section 3(a)(9) Exemption”); and (iii) applicable U.S. state securities Laws in reliance upon similar exemptions under applicable U.S. state securities Laws. Each Party agrees to act in good faith, consistent with the intent of the Parties and the intended treatment of the Arrangement as set forth in this Section 2.14. In order to ensure the availability of the Section 3(a)(10) Exemption and Section 3(a)(9) Exemption, as applicable, the Parties agree that the Arrangement will be carried out on the following basis:

(a)	the Arrangement will be subject to the approval of the Court;

(b)	the Court will be advised as to the intention of the Parties to rely on the Section 3(a)(10) Exemption and Section 3(a)(9) Exemption, as applicable, prior to the Court hearing required to issue the Interim Order;

(c)	the Court will be advised as to the intention of the Parties to rely on the Section 3(a)(10) Exemption and Section 3(a)(9) Exemption, as applicable, prior to the Court hearing at which the Final Order will be sought;

(d)	the Court will be required to satisfy itself as to the substantive and procedural fairness of the Arrangement;

(e)	the Court will hold a hearing before approving the procedural and substantive fairness of the terms and conditions of the Arrangement;

(f)	the Final Order will expressly and affirmatively state that the Arrangement is approved by the Court as being substantively and procedurally fair to the Company Shareholders to whom Buyer Shares and Contingent Value Rights will be issued;

(g)	the Parties will ensure that each Common Shareholder entitled to receive securities on completion of the Arrangement will: (i) be given adequate notice advising them of their right to attend the Court hearing and providing them with sufficient information necessary for them to exercise that right; and (ii) be advised that the securities issuable pursuant to the Arrangement have not been and will not be registered under the U.S. Securities Act and will be issued by the Buyer in reliance on the Section 3(a)(10) Exemption and Section 3(a)(9) Exemption, as applicable, and that certain restrictions on resale under the securities Laws of the United States, including, without limitation, Rule 144 under the U.S. Securities Act, may be applicable with respect to securities issued to affiliates of the Buyer;

(h)	the Interim Order will specify that each Common Shareholder entitled to receive securities on completion of the Arrangement will have the right to appear before the Court at the Court hearing on the Final Order so long as such Common Shareholder files and delivers a response to petition within a reasonable time;

(i)	the Final Order will include a statement to substantially the following effect: “This Order will serve as a basis of a claim to an exemption, pursuant to Sections 3(a)(10) and 3(a)(9) of the United States Securities Act of 1933, as amended, from the registration requirements otherwise imposed by that act, regarding the distribution of securities of SolarBank Corporation pursuant to the Plan of Arrangement.”; and

(j)	under no circumstances shall the Buyer offer cash consideration to any Company Shareholder for any securities of the Company.

Article 3
REPRESENTATIONS AND WARRANTIES

3.1 Representations and Warranties of the Buyer

(a)	Except to the extent qualified as set forth in the correspondingly numbered paragraph of the Buyer Disclosure Letter, or as disclosed in the Buyer Filings in documents filed on SEDAR+ prior to the date hereof, the Buyer represents and warrants to the Company as set forth in Schedule B and acknowledges and agrees that the Company is relying upon such representations and warranties in connection with the entering into of this Agreement.

(b)	The representations and warranties of the Buyer contained in this Agreement shall not survive the completion of the Arrangement and shall expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms.

3.2 Representations and Warranties of the Company

(a)	Except to the extent qualified as set forth in the correspondingly numbered paragraph of the Company Disclosure Letter, the Company represents and warrants to the Buyer as set forth in Schedule C and acknowledges and agrees that the Buyer is relying upon such representations and warranties in connection with the entering into of this Agreement.

(b)	The representations and warranties of the Company contained in this Agreement shall not survive the completion of the Arrangement and shall expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms.

Article 4
COVENANTS

4.1 Covenants of the Buyer

The Buyer hereby covenants and agrees with the Company as follows:

(a)	during the period from the date of this Agreement until the earlier of the Effective Time and the time at which this Agreement is terminated in accordance with its terms, the Buyer shall not, except as required in connection with or otherwise contemplated by this Agreement, in the Buyer Disclosure Letter or as required by applicable Law, without prior consent of the Company, such consent not to be unreasonably withheld, delayed or conditioned, directly or indirectly, do or permit to occur any of the following:

	(i)	declare, set aside or pay any dividend or other distribution or payment in respect of any of the Buyer Shares;

	(ii)	adopt resolutions or enter into any agreement providing for the amalgamation, merger, consolidation, reorganization, liquidation, dissolution or any other extraordinary transaction in respect of itself or any of the Buyer Material Subsidiaries or adopt any plan of liquidation;

	(iii)	effect any consolidation, reorganization, liquidation, dissolution or other extraordinary transaction having similar effect or adopt any plan of liquidation;

	(iv)	reduce its stated capital;

	(v)	amend or propose to amend the terms of the Buyer Shares as they exist at the date of this Agreement;

	(vi)	amend or propose to amend the notice of articles, articles or by-laws (or their equivalent), as applicable, of the Buyer or any Buyer Material Subsidiary as they exist at the date of this Agreement;

	(vii)	split, combine or reclassify any of the Buyer Shares;

	(viii)	change the business carried on by the Buyer and the Buyer Material Subsidiaries; or

	(ix)	take any action, or refrain from taking any action (subject to commercially reasonable efforts), which would materially impede the completion of the transactions contemplated hereby or would reasonably be expected to have a Material Adverse Effect on the Buyer;

(b)	the Buyer shall use all commercially reasonable efforts to take, or cause to be taken, all actions and do, or cause to be done, all other things necessary or reasonably advisable under applicable Laws, subject to the terms and conditions of this Agreement, to complete the transactions contemplated by this Agreement, including using its commercially reasonable efforts to:

	(i)	perform its obligations hereunder and under the Plan of Arrangement;

	(ii)	satisfy, or cause the satisfaction of, each of the conditions set forth in Sections 5.2 and 5.4 of this Agreement to the extent the same is within its control;

	(iii)	carry out the terms of the Interim Order and the Final Order applicable to it and comply with all requirements imposed by applicable Laws with respect to this Agreement and the Plan of Arrangement;

	(iv)	cause the Buyer Shares to be issued to Company Shareholders in connection with the Arrangement to be listed on all exchanges on which the Buyer Shares are listed;

	(v)	maintain and preserve intact its business organization, goodwill, properties and assets in all material respects;

	(vi)	effect all necessary registrations, filings and submissions of information requested by Governmental Entities, required to be effected, or made by it in connection with the transactions contemplated by this Agreement, and participate and appear in any proceedings of any Party hereto before any Governmental Entity;

	(vii)	cause its current material insurance (or re-insurance) policies not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance and re-insurance companies of recognized standing providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed material policies for substantially similar premiums are in full force and effect;

	(viii)	maintain its status as a “reporting issuer” (or the equivalent) not in default under the Securities Laws of each of the provinces of Canada;

	(ix)	obtain and maintain all necessary waivers, consents and approvals required to be obtained by it from third parties under any Material Contract in connection with the Arrangement, and provide evidence satisfactory to the Company, acting reasonably, of such waivers, consents and approvals as required;

	(x)	oppose, lift or rescind any injunction or restraining order or other order or action challenging or affecting this Agreement, the transactions contemplated hereby or seeking to stop, or otherwise adversely affecting the ability of the Parties hereto to consummate, the transactions contemplated hereby; and

	(xi)	cooperate with the Company in connection with the performance by the Company of its obligations hereunder as reasonably requested by the Company; and

(c)	the Buyer shall promptly notify the Company upon receipt of:

	(i)	any material written notice from any person alleging that the consent, waiver, approval or authorization of such person is required in connection with the consummation of the Arrangement or the other transactions contemplated by this Agreement or the Plan of Arrangement;

	(ii)	unless otherwise prohibited by applicable Law, any material written notice or other material written communication from any Governmental Entity, Securities Authority, or the Cboe Exchange in connection with this Agreement (and, subject to compliance with applicable Laws, the Buyer shall promptly provide a copy of such material written notice or material written communication to the Company); and

	(iii)	any litigation threatened or commenced against or otherwise affecting the Buyer or any of Buyer Material Subsidiaries that is related to the Arrangement.

4.2 Covenants of the Company

The Company hereby covenants and agrees with the Buyer as follows:

(a)	during the period from the date of this Agreement until the earlier of the Effective Time and the time at which this Agreement is terminated in accordance with its terms, the Company shall, and shall cause its Subsidiaries to, conduct its and their respective businesses only in, and shall not take any action except in, the usual, ordinary and regular course of business consistent with past practice, except as contemplated by this Agreement and in the Company Disclosure Letter, and the Company shall:

	(i)	use commercially reasonable efforts to maintain and preserve intact its business organization, goodwill, properties and assets in all material respects;

	(ii)	use commercially reasonable efforts to preserve its relationship with customers, suppliers, landlords, creditors, distributors and others having material business dealings with the Company;

	(iii)	use commercially reasonable efforts to keep available the services of its current officers, key employees, agents, contractors and consultants;

	(iv)	use commercially reasonable efforts to effect all necessary registrations, filings and submissions of information requested by Governmental Entities required to be effected or made by it in connection with the transactions contemplated by this Agreement, and participate and appear in any proceedings of any Party hereto before any Governmental Entity; and

	(v)	obtain and deliver to the Buyer written resignations and releases to be effective as of the Effective Date from: (A) each of the directors of the Company; and (B) to the extent the Buyer has requested the resignation of any senior officer of the Company or any director or senior officer of the Company’s Subsidiaries, such director or senior officer resignation, in each case, in form and substance satisfactory to the Buyer, acting reasonably, to become effective at the Effective Time;

(b)	without limiting the generality of Section 4.2(a) of this Agreement, during the period from the date of this Agreement until the earlier of the Effective Time and the time at which this Agreement is terminated in accordance with its terms, the Company shall not, except as required in connection with or otherwise contemplated by this Agreement or in the Company Disclosure Letter or as required by applicable Law, without prior consent of the Buyer, such consent not to be unreasonably withheld, delayed or conditioned, directly or indirectly, do or permit to occur any of the following:

	(i)	declare, set aside or pay any dividend or other distribution or payment in respect of any of the Company Shares;

	(ii)	adopt resolutions or enter into any agreement providing for the amalgamation, merger, consolidation, reorganization, liquidation, dissolution or any other extraordinary transaction in respect of itself or any of the Company’s Subsidiaries or adopt any plan of liquidation;

	(iii)	reduce its stated capital;

	(iv)	settle or compromise any action brought by any present, former or purported holder of any of its securities in connection with the transactions contemplated by this Agreement, including the Arrangement;

	(v)	issue, sell, pledge, lease, dispose of, encumber or create any Encumbrance on or agree to issue, sell, pledge, lease, dispose of or encumber or create any Encumbrance on, or permit the Company’s Subsidiaries to issue, sell, pledge, lease, dispose of, encumber or create any Encumbrance on or agree to issue, sell, pledge, lease, dispose of, or encumber or create any Encumbrance on, any shares of, or any options, warrants, calls, conversion privileges or rights of any kind to acquire any shares of, the Company, any Subsidiary of the Company, other than the issue of Common Shares pursuant to the conversion of Tracking Shares issued and outstanding on the date hereof in accordance with their terms as of the date hereof;

	(vi)	other than pursuant to obligations or rights under existing contracts, agreements and commitments (to the extent such rights have been exercised or initiated by other persons), sell, lease or otherwise dispose of, or permit any Subsidiary of the Company to sell, lease or otherwise dispose of, any property or assets or enter into any agreement or commitment in respect of any of the foregoing;

	(vii)	amend or propose to amend the notice of articles, articles or by-laws, as applicable, of the Company or any Subsidiary of the Company as they exist at the date of this Agreement;

	(viii)	split, combine or reclassify any of the Company Shares;

	(ix)	redeem, purchase or offer to purchase, or permit any of the Company’s Subsidiaries to redeem, purchase or offer to purchase, any Company Shares, other than pursuant to obligations or rights under existing contracts, agreements and commitments;

	(x)	acquire or agree to acquire any corporation or other entity (or material interest therein) or division of any corporation or other entity, or permit any of the Company’s Subsidiaries to acquire or agree to acquire any corporation or other entity (or material interest therein) or division of any corporation or other entity;

(xi)	(A) satisfy or settle any claims or disputes (except for Legal Claim C or such as have been included in the consolidated financial statements of the Company) which are, individually or in the aggregate, in an amount in excess of $100,000 or which constitutes a claim between the Company and any Subsidiary of the Company or between the Company’s Subsidiaries; (B) relinquish any contractual rights that are, individually or in the aggregate, in an amount in excess of $100,000 other than in the ordinary and regular course of business; or (C) enter into any interest rate, currency or commodity swaps, hedges, caps, collars, forward sales or other similar financial instruments other than in the ordinary and regular course of business and not for speculative purposes;

(xii)	except as set out in the Company Disclosure Letter or otherwise in the ordinary and regular course of business (subject to a maximum aggregate amount of $1,000,000), incur, authorize, agree or otherwise become committed to provide guarantees for borrowed money or incur, authorize, agree or otherwise become committed for any indebtedness for borrowed money, or permit any of the Company’s Subsidiaries to incur, authorize, agree or otherwise become committed to provide guarantees for borrowed money or incur, authorize, agree or otherwise become committed for any indebtedness for borrowed money;

(xiii)	except as consistent with disclosure in the March 2023 Information Circular or as required by IFRS or any other generally accepted accounting principle to which the Company or any Subsidiary of the Company may be subject or any applicable Law, make any material changes to the existing accounting practices of the Company or make any material Tax election inconsistent with past practice (including positions, elections or other methods that would have the effect of deferring income to periods ending on or before the Effective Time), settle or otherwise compromise any claim relating to Taxes, otherwise settle any dispute relating to Taxes, or request any ruling or similar guidance with respect to Taxes;

(xiv)	apply for, take advantage of or benefit from any COVID-19 Governmental Assistance;

(xv)	enter into or modify, or cause or permit any of the Company’s Subsidiaries to enter into or modify, any employment, consulting, severance, collective bargaining or similar agreement, policy or arrangement with, or grant any bonus, salary increase, option to purchase shares, pension or supplemental pension benefit, profit sharing, retirement allowance, deferred compensation, incentive compensation, severance, change of control or termination pay to, or make any loan to, any officer, director, employee or consultant of the Company or any of the Company’s Subsidiaries;

(xvi)	cause the Company’s or the Company’s Subsidiaries’ respective current material insurance (or re-insurance) policies to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance and re-insurance companies of recognized standing providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed material policies for substantially similar premiums are in full force and effect;

(xvii)	take any action, or refrain from taking any action (subject to commercially reasonable efforts), or permit any action to be taken or not taken, inconsistent with the provisions of this Agreement or which could reasonably be expected to materially impede the completion of the transactions contemplated hereby or could render, or that could reasonably be expected to render, any representation or warranty made by the Company in this Agreement untrue or inaccurate in any material respect at any time prior to the Effective Time if then made, or which would or could have a Material Adverse Effect on the Company;

(xviii)	enter into, renew or modify in any material respect any Material Contract, agreement, lease, commitment or arrangement to which the Company, or any of the Company’s Subsidiaries, is a Party or by which any of them is bound, other than in the ordinary and regular course of business (provided, however, that the Company shall provide prior written notice to the Buyer before any entrance into, renewal or modification in any material respect of any Material Contract or, if prior written notice is not practicable, prompt written notice thereafter); or

(xix)	agree, resolve or commit to do any of the foregoing;

(c)	the Company shall promptly notify the Buyer of:

	(i)	any Material Adverse Effect, or any change, event, occurrence or state of facts that could reasonably be expected to have a Material Adverse Effect, in respect of the business or in the conduct of the business of the Company;

	(ii)	any material written notice from any person alleging that the consent, waiver, approval or authorization of such person is required in connection with the consummation of the Arrangement or the other transactions contemplated by this Agreement or the Plan of Arrangement;

	(iii)	unless otherwise prohibited by applicable Law, any material written notice or other material written communication from any Governmental Entity in connection with this Agreement (and, subject to compliance with applicable Laws, the Company shall promptly provide a copy of such material written notice or material written communication to the Buyer); and

	(iv)	any litigation threatened or commenced against or otherwise affecting the Company or any of the Company’s Subsidiaries that is related to the Arrangement;

(d)	the Company shall use all commercially reasonable efforts to take, or cause to be taken, all actions and do, or cause to be done, all other things necessary or reasonably advisable under applicable Laws, subject to the terms and conditions of this Agreement, to complete the transactions contemplated by this Agreement, including using its commercially reasonable efforts to:

	(i)	perform its obligations hereunder and under the Plan of Arrangement;

	(ii)	satisfy, or cause the satisfaction of, each of the conditions set forth in Sections 5.2 and 5.3 of this Agreement to the extent the same is within its control;

	(iii)	carry out the terms of the Interim Order and the Final Order applicable to it and comply with all requirements imposed by applicable Laws with respect to this Agreement and the Plan of Arrangement;

	(iv)	promptly furnish to the Buyer a copy of each notice, report, schedule or other document or communication delivered, filed or received by the Company in connection with this Agreement, the Arrangement, the Interim Order or the Meeting or any other meeting at which all Common Shareholders are entitled to attend relating to special business, any filings made under any applicable Law and any dealings or communications with any Governmental Entity, in connection with, or in any way affecting, the transactions contemplated by this Agreement;

	(v)	oppose, lift or rescind any injunction or restraining order or other order or action challenging or affecting this Agreement, the transactions contemplated hereby or seeking to stop, or otherwise adversely affecting the ability of the Parties hereto to consummate, the transactions contemplated hereby; and

	(vi)	cooperate with the Buyer in connection with the performance by it of its obligations hereunder as reasonably requested by the Buyer;

(e)	subject to applicable Laws, the Company shall use commercially reasonable efforts to conduct itself so as to keep the Buyer fully informed as to the material decisions or actions required to be made with respect to the operation of its business; and

(f)	notwithstanding anything to the contrary contained herein, no provisions of this Agreement shall be interpreted to restrict the Company from performing its obligations with respect to the special rights and restrictions applicable to the Tracking Shares set out in the articles of the Company.

4.3 Indemnification and Insurance

(a)	Prior to the Effective Date, the Company shall purchase customary run-off insurance of directors’ and officers’ liability insurance providing protection no less favourable in the aggregate than the protection provided by the policies maintained by the Company that are in effect immediately prior to the Effective Date and providing protection in respect of claims arising from facts or events that occurred on or prior to the Effective Date and the Buyer will, or will cause the Company to maintain such run-off policies in effect without any reduction in scope or coverage for six years from the Effective Date; provided that in such case, the Buyer will not be required to pay any amounts in respect of such coverage prior to the Effective Time, provided however, that in no event shall the Company pay aggregate premiums for such “run-off” insurance policies in excess of 300% of the aggregate annual premium for directors’ and officers’ liability policies currently maintained by the Company.

(b)	The Buyer hereby covenants and agrees that all rights to indemnification or exculpation in favour of the directors and officers of the Company and of the Company’s Subsidiaries provided in the current articles or by-laws of the Company or the Company’s Subsidiaries, as applicable, or in any agreement, and any directors’ and officers’ insurance now existing in favour of the directors or officers of the Company or any Subsidiary of the Company, shall survive the completion of the Arrangement (or be replaced with substantially equivalent coverage from another provider) and shall continue in full force and effect (either directly or via run-off insurance or insurance provided by an alternative provider) for a period of not less than six (6) years from the Effective Date, and the Buyer undertakes to ensure that this covenant shall remain binding upon its successors and assigns.

(c)	The Company shall act as agent and trustee of the benefits of the foregoing for its directors and officers and those of the Company’s Subsidiaries for the purpose of this Section 4.3, and this Section 4.3 shall survive the termination of this Agreement as a result of the occurrence of the Effective Date and shall be enforceable against the Buyer by the persons described in Subsection 4.3(b) hereof for a period of six (6) years from the Effective Date.

4.4 Notices and Consents

Reasonably promptly following the execution of this Agreement, the Company will give notices to the third parties identified in Section 4.4 of the Company Disclosure Letter and thereafter will obtain the third-party authorizations and consents set forth in Section 4.4 of the Company Disclosure Letter and all other third-party authorizations and consents required to be obtained by the Company in connection with the Arrangement.

4.5 Conversion of Buyer Receivable

As soon as reasonably practicable following execution of this Agreement, and in any event no later than five (5) Business Days prior to the record date set for determining Company Shareholders eligible to attend and to vote at the Meeting, the Company shall issue and deliver to the Buyer in accordance with the registration and delivery instructions provided to the Company by or on behalf of the Buyer, an aggregate 663,403 Common Shares at a deemed issue price of $7.14 per Common Share, which Common Shares, when issued, shall be fully-paid and non-assessable common shares in the authorized share structure of the Company and, in consideration therefor, concurrently with the Buyer’s receipt of the Common Shares, the full outstanding amount of the Buyer Receivable owing to the Buyer by the Company shall be cancelled, extinguished in full and of no further force and effect; provided that if this Agreement is terminated pursuant to Section 6.4 then Buyer shall have the option exercisable within ten (10) Business Days of termination to return the Common Shares to the Company for cancellation and thereafter the Buyer Receivable shall again be due and owing by the Company to the Buyer.

4.6 Access to Information

From the date hereof until the earlier of the Effective Time and the termination of this Agreement, subject to compliance with applicable Law, each of the Buyer and the Company shall: (a) upon reasonable written notice, afford the other Party and its representatives reasonable access during normal business hours to and the right to inspect the assets, premises, minute books and corporate records, contracts and other documents and data related to it for integration planning purposes and for the consummation of the transactions contemplated by this Agreement; (b) furnish the other Party and its representatives with such financial, operating and other data and information related to it as the other Party or any of its representatives may reasonably request; and (c) instruct its representatives to cooperate with the other Party in its investigation of it. Any investigation under this Section 4.6 shall be conducted in such manner so as not to interfere unreasonably with the conduct of the business of the Parties. Not earlier than ten (10) Business Days prior to the Effective Date, the Company will provide the Buyer with the most recent account statements of each account and safe deposit box listed on Section 4.6 of the Company Disclosure Letter. As soon as reasonably practicable following the Effective Time, and in any event on the Effective Date, the Company will provide the Buyer with authorized access to each such account, including usernames and passwords for electronic access, and any contact information or other information necessary for the use of and access to each such account and safe deposit box.

4.7 Notice and Cure Provisions

(a)	Each Party hereto shall give prompt notice to the other of the occurrence, or failure to occur, at any time from the date hereof until the Effective Date, of any event or state of facts which occurrence or failure would, or would reasonably be likely to:

	(i)	cause any of the representations or warranties of such Party hereto contained herein to be untrue or inaccurate in any material respect on the date hereof or on the Effective Date;

	(ii)	result in the failure to comply with or satisfy any covenant or agreement to be complied with or satisfied by such Party hereto in any material respect prior to the Effective Date; or

	(iii)	result in the failure to satisfy any of the conditions precedent in favour of the other Party hereto contained in Section 5.1 and Section 5.2 or 5.3, as the case may be.

(b)	Subject as herein provided, a Party hereto may: (i) elect not to complete the transactions contemplated hereby by virtue of the conditions in Section 5.1 and Section 5.2 or 5.3, as applicable, not being satisfied or waived; or (ii) exercise any termination right arising therefrom; provided, however, that (A) promptly and in any event prior to the Effective Date, the Party hereto intending to rely thereon has delivered a written notice to the other Party hereto specifying in reasonable detail the breaches of covenants or untruthfulness or inaccuracy of representations and warranties or other matters that the Party hereto delivering such notice is asserting as the basis for the exercise of the termination right, as the case may be, and (B) if any such notice is delivered, and a Party hereto is proceeding diligently, at its own expense, to cure such matter, if such matter is capable of being cured, the Party hereto that has delivered such notice may not terminate this Agreement until the earlier of the Outside Date and the expiration of a period of 15 days from date of delivery of such notice. If such notice has been delivered prior to the date of the Meeting, the Meeting shall be adjourned or postponed until the expiry of such period.

Article 5
CONDITIONS

5.1 Mutual Conditions

The obligations of the Buyer and the Company to complete the Arrangement shall be subject to the satisfaction of, among others, the following mutual conditions as at the Effective Time, each of which may be waived only in writing with the consent of each of the Parties:

(a)	Interim and Final Orders. The Interim Order and the Final Order shall have been granted on terms acceptable to the Parties, each acting reasonably, and shall not have been set aside or modified in a manner unacceptable to the Parties, each acting reasonably.

(b)	Shareholder Approval. The Arrangement Resolution must have been approved by the requisite Shareholder Approval in accordance with the Interim Order.

(c)	No Action. There shall have been no action taken, pending or threatened under any applicable Law or by any Governmental Entity, and no order or other Law in effect, which:

(i) makes it illegal or otherwise directly or indirectly restrains, enjoins or prohibits the completion of the Arrangement, or

(ii) results or could reasonably be expected to result in a judgment, order, decree or assessment of damages, directly or indirectly, relating to the Arrangement which is, or could be, reasonably expected to have a Material Adverse Effect on the Buyer or the Company.

(d)	No Termination. This Agreement shall not have been terminated pursuant to Section 6.4 hereof.

(e)	Cboe Exchange Clearance. The Buyer shall have received conditional approval from the Cboe Exchange to complete the transactions contemplated by this Agreement.

5.2 Additional Conditions to Obligations of the Buyer

The obligations of the Buyer to complete the Arrangement shall be subject to the satisfaction of, among others, the following conditions, any of which may be waived by the Buyer:

(a)	Performance by Company. All covenants of the Company under this Agreement to be performed or complied with on or before the Effective Time which have not been waived by the Buyer shall have been duly performed or complied with by the Company in all material respects, and the Buyer shall have received a certificate of the Company, addressed to the Buyer and dated the Effective Date, signed on behalf of the Company by two senior officers of the Company (on the Company’s behalf and without personal liability), confirming the same as of the Effective Date.

(b)	Representations and Warranties. The representations and warranties made by the Company in this Agreement shall be true and correct in all material respects as of the Effective Date as if made on and as of such date (except to the extent that such representations and warranties made by the Company as of a specified date, in which event such representations and warranties shall be true and correct as of such specified date), except where any failures or breaches of representations and warranties would not either, individually or in the aggregate, be reasonably expected to have a Material Adverse Effect on the Company, and the Buyer shall have received a certificate of the Company, addressed to the Buyer and dated the Effective Date, signed on behalf of the Company by two senior officers of the Company (on the Company’s behalf and without personal liability), confirming the same as of the Effective Date. No representation or warranty made by the Company hereunder shall be deemed not to be true and correct if the facts or circumstances that make such representation or warranty untrue or incorrect are disclosed or referred to in the Company Disclosure Letter, or provided for or stated to be exceptions under this Agreement.

(c)	No Material Adverse Effect. There shall not have been any event or change that has had or would be reasonably likely to have a Material Adverse Effect on the Company, and the Buyer shall have received a certificate of the Company, addressed to the Buyer and dated the Effective Date, signed on behalf of the Company by two senior officers of the Company (on the Company’s behalf and without personal liability), confirming the same as of the Effective Date.

(d)	Consents. The consents, waivers, permits, exemptions, orders and approvals listed in Section 5.2(d) of the Company Disclosure Letter shall have been obtained and delivered to the Buyer, and the registrations, filings, and notices listed in Section 5.2(d) of the Company Disclosure Letter must have been made or given and delivered to the Buyer, in each case, in form and substance satisfactory to the Buyer, acting reasonably.

(e)	Exercise of Dissent Rights. Holders of no more than five percent (5%) of the outstanding Common Shares and no more than five (5%) of the outstanding Tracking Shares shall have exercised Dissent Rights as of the date of the Meeting.

(f)	U.S. Registration Exemption. Under the Plan of Arrangement: (i) the issuance of the Share Consideration and the Contingent Value Rights to Common Shareholders in exchange for Common Shares, and the issuance of the Buyer Shares upon settlement of the Contingent Value Rights (if any), shall qualify in the United States for the Section 3(a)(10) Exemption and Section 3(a)(9) Exemption, as applicable, and for exemptions under applicable state securities Laws; and (ii) the Final Order will serve as a basis of a claim to the Section 3(a)(10) Exemption and Section 3(a)(9) Exemption, as applicable.

(g)	Calculated Working Capital. The Company shall have Calculated Working Capital on the Effective Date of not less than negative $3,284,476, which amount includes the sum of transaction expenses incurred in connection with the Arrangement.

(h)	Management Agreements. The Buyer shall have entered into employment or consulting agreements with Matt Wayrynen, Frederick Jung and John Kozak on terms acceptable to the Buyer with such employment or consulting agreements superseding any existing employment or consulting agreements between the Company and such individuals or their affiliates.

5.3 Additional Conditions to Obligations of the Company

The obligation of the Company to complete the Arrangement shall be subject to the satisfaction of, among others, the following conditions, any of which may be waived by the Company:

(a)	Performance by the Buyer. All covenants of the Buyer under this Agreement to be performed or complied with on or before the Effective Time which have not been waived by the Company shall have been duly performed or complied with by the Buyer in all material respects, and the Company shall have received a certificate of the Buyer, addressed to the Company and dated the Effective Date, signed on behalf of the Buyer by two senior officers of the Buyer (on the Buyer’s behalf and without personal liability), confirming the same as of the Effective Date.

(b)	Representations and Warranties. The representations and warranties made by the Buyer in this Agreement shall be true and correct in all material respects as of the Effective Date as if made on and as of such date (except to the extent that such representations and warranties made by the Buyer as of a specified date, in which event such representations and warranties shall be true and correct as of such specified date), except where any failures or breaches of representations and warranties would not either, individually or in the aggregate, be reasonably expected to have a Material Adverse Effect on the Buyer, and the Company shall have received a certificate of the Buyer, addressed to the Company and dated the Effective Date, signed on behalf of the Buyer by two senior officers of the Buyer (on the Buyer’s behalf and without personal liability), confirming the same as of the Effective Date. No representation or warranty made by the Buyer hereunder shall be deemed not to be true and correct if the facts or circumstances that make such representation or warranty untrue or incorrect are disclosed or referred to in the Buyer Disclosure Letter, or are otherwise provided for or stated to be exceptions under this Agreement.

(c)	No Material Adverse Effect. There shall not have been any event or change that has had or would be reasonably likely to have a Material Adverse Effect on the Buyer, and the Company shall have received a certificate of the Buyer, addressed to the Company and dated the Effective Date, signed on behalf of the Buyer by two senior officers of the Buyer (on the Buyer’s behalf and without personal liability), confirming the same as of the Effective Date.

(d)	Share Consideration. The Buyer shall have complied with its obligations under Section 2.8 and the Depositary shall have confirmed receipt of the Share Consideration and Contingent Value Rights contemplated thereby.

5.4 Merger of Conditions

The conditions set out in Sections 5.1, 5.2 and 5.3 shall be conclusively deemed to have been satisfied, fulfilled or waived at the Effective Time, and the Parties shall execute a certificate confirming the Effective Date.

Article 6
NON-SOLICITATION AND TERMINATION

6.1 Covenant Regarding Non-Solicitation.

(a)	The Company shall, and shall direct and cause the Company’s Subsidiaries and its and the Company’s Subsidiaries’ respective officers, directors, employees, representatives, advisors and agents to, immediately cease and cause to be terminated any solicitation, encouragement, activity, discussion or negotiation, whether or not initiated by the Company, with any parties (other than the Buyer) commenced prior to the date of this Agreement with respect to an Acquisition Proposal, and the Company shall request the return of information regarding the Company and the Company’s Subsidiaries previously provided to such parties and shall request the destruction of all materials including or incorporating any confidential information regarding the Company and the Company’s Subsidiaries. The Company agrees not to release any third-party from any confidentiality agreement relating to a potential Acquisition Proposal to which such third-party is a party. The Company further agrees not to release any third-party from any standstill or similar agreement or obligation to which such third-party is a party or by which such third-party is bound (it being understood and agreed that the automatic termination of a standstill provision due to the announcement of the Arrangement or the entry into this Agreement shall not be a violation of this Section 6.1(a)).

(b)	Subject to Section 6.2, or unless permitted pursuant to this Section 6.1, the Company agrees that it shall not, and shall not authorize or permit any of its officers, directors, employees, representatives, advisors or agents or the Company’s Subsidiaries, directly or indirectly, to:

	(i)	make, solicit, initiate, entertain, encourage, promote or facilitate, including by way of furnishing information, permitting any visit to its facilities or properties or entering into any form of agreement, arrangement or understanding, any inquiries or the making of any proposals regarding an Acquisition Proposal or that may be reasonably be expected to lead to an Acquisition Proposal;

	(ii)	participate, directly or indirectly, in any discussions or negotiations regarding, or furnish to any person any information or otherwise co-operate with, respond to, assist or participate in any Acquisition Proposal or potential Acquisition Proposal;

	(iii)	remain neutral with respect to, or agree to, approve or recommend, any Acquisition Proposal or potential Acquisition Proposal (it being understood that publicly taking no position or a neutral position with respect to an Acquisition Proposal until five (5) days following formal announcement of such Acquisition Proposal shall not be considered to be a violation of this paragraph (iii));

	(iv)	withdraw, modify, qualify or change in a manner adverse to the Buyer, or publicly propose to or publicly state that it intends to withdraw, modify, qualify or change in a manner adverse to the Buyer, the approval, recommendation or declaration of advisability of the Company Board of either the Arrangement or this Agreement, as the case may be (a “Change in Recommendation”) (it being understood that failing to affirm the approval or recommendation of the Company Board of the Arrangement or this Agreement within five (5) days after an Acquisition Proposal relating to the Company has been publicly announced and, in circumstances where no Acquisition Proposal has been made, within two (2) Business Days of being requested to do so by the Buyer, shall be considered an adverse modification);

	(v)	enter into any agreement, arrangement or understanding effecting or related to any Acquisition Proposal or requiring it to abandon, terminate or fail to consummate the Arrangement, or providing for the payment of any break, termination or other fees or expenses to any person in the event that the Company completes the Arrangement; or

	(vi)	make any public announcement or take any other action inconsistent with the recommendation of the Company Board that Company Shareholders approve the Arrangement Resolution.

(c)	Notwithstanding Section 6.1(b) and any other provisions of this Agreement, the Company Board may consider, participate in any discussions or negotiations with, and provide information to any person who has delivered a bona fide written Acquisition Proposal which was not solicited, facilitated or encouraged by the Company, directly or indirectly, after the date of this Agreement and did not otherwise result from a breach of this Section 6.1 by the Company, if:

	(i)	the Company Board first determines in good faith, after consultation with its financial advisor and outside legal counsel, that such Acquisition Proposal constitutes or would reasonably be expected to constitute a Superior Proposal and that it is necessary to take such action in order to discharge properly its fiduciary duties;

	(ii)	such person was not restricted from making such Acquisition Proposal pursuant to an existing standstill or similar restriction in favour of the Company;

	(iii)	prior to providing any confidential non-public information to such person, the Company obtains a confidentiality and standstill agreement from the person making such Acquisition Proposal, provided, for greater certainty, that such standstill shall not preclude such person from making a Superior Proposal; and

	(iv)	the Company sends a copy of any such confidentiality agreement to the Buyer promptly upon its execution and the Buyer is provided with a list of the information provided to such person and is immediately provided with access to similar information to which such person was provided.

(d)	Nothing contained in this Section 6.1 shall prohibit the Company Board from responding in compliance with applicable Canadian securities Laws to a take-over bid or tender offer made for the Common Shares; provided, however, that:

	(i)	the Buyer and its counsel have been provided with a reasonable opportunity to review and comment on any such response and the Company Board shall give reasonable consideration to such comments; and

	(ii)	notwithstanding that the Company Board may be permitted to respond in the manner set out herein to a take over bid or tender offer, the Company Board, shall not, except as permitted by Section 6.1 or 6.2, make a Change in Recommendation or recommend an Acquisition Proposal.

(e)	From and after the date of this Agreement, the Company shall promptly (and in any event within 24 hours) notify the Buyer, at first orally and then in writing of any proposals, offers or written inquiries relating to or constituting an Acquisition Proposal, or any request for non-public information relating to the Company or the Company’s Subsidiaries. Such notice shall include a description of the terms and conditions of any proposal, inquiry or offer, the identity of the person making such proposal, inquiry or offer and provide such other details of the proposal, inquiry or offer as the Buyer may request. The Company shall keep the Buyer fully informed on a prompt basis of the status, including any change to the material terms, of any such inquiry, proposal or offer.

(f)	The Company shall ensure that its officers, directors and employees and the Company’s Subsidiaries and their officers, directors, employees and any financial advisors or other advisors, agents or representatives retained by it are aware of the provisions of this Section 6.1, and it shall be responsible for any breach of this Section 6.1 by such officers, directors, employees, financial advisors or other advisors, agents or representatives.

6.2 Right to Accept a Superior Proposal.

(a)	If the Company has complied with Section 6.1, with respect thereto, the Company may accept, approve, recommend or enter into any agreement, understanding or arrangement in respect of a Superior Proposal (other than a confidentiality agreement, the execution of which shall not be subject to the conditions of this Section 6.2) received prior to the date of approval of the Arrangement Resolution by the Common Shareholders and terminate this Agreement if, and only if: (i) the Company has provided the Buyer with a copy of the Superior Proposal document; (ii) the Company has provided the Buyer with the information regarding such Superior Proposal required under Section 6.1(e); (iii) the Company Board has determined in good faith after consultation with outside legal counsel and its financial advisors that it is necessary in order for the Company Board to discharge properly its fiduciary duties to withdraw or modify its approval or recommendation of this Agreement and to approve or recommend such Superior Proposal; and (iv) five (5) Business Days shall have elapsed from the date the Buyer received written notice (a “Superior Proposal Notice”) advising it that the Company Board has resolved to accept, approve, recommend or enter into an agreement in respect of such Superior Proposal including a copy of such agreement, subject only to this Section 6.2. In the event that the Company provides the Buyer with a Superior Proposal Notice on a date that is less than seven (7) Business Days prior to the Meeting, the Company shall, at the request of the Buyer, adjourn the Meeting to a date that is not less than six (6) Business Days and not more than fifteen (15) days after the date of the Superior Proposal Notice and the Outside Date shall be postponed by a number of days equal to the number of days of such adjournment.

(b)	During the five (5) Business Day period referred to in Section 6.2(a)(iv), the Company agrees that the Buyer shall have the right, but not the obligation, to offer in writing to amend the terms of this Agreement. The terms of any proposed amendment to this Agreement shall be provided by the Buyer to the Company. The Company Board will review any written proposal by the Buyer to amend the terms of this Agreement in good faith in order to determine, in its discretion in the exercise of its fiduciary duties, whether the amended proposal would, upon acceptance by the Company, result in such Superior Proposal ceasing to be a Superior Proposal. If the Company Board so determines, the Company will enter into an amended agreement with the Buyer reflecting the amended proposal. If the Company Board does not so determine, the Company may accept, approve, recommend or enter into an agreement, understanding or arrangement in respect of such Superior Proposal, subject to compliance with Section 6.3 hereof.

(c)	Each Party also acknowledges and agrees that each successive material modification of any Acquisition Proposal shall constitute a new Acquisition Proposal for purposes of the requirement under Section 6.2(a), and will initiate an additional five (5) Business Day notice period.

6.3 Termination Fee

(a)	In the event that the Company enters into an agreement to effect an Acquisition Proposal that is a Superior Proposal in accordance with Section 6.2 then the Company shall immediately pay to the Buyer the Termination Fee by wire transfer of immediately available funds. The Company shall not be obligated to make payment greater in aggregate than such amount pursuant to this Section 6.3. Each of the Parties hereby acknowledges that the Termination Fee is a payment of liquidated damages which is a genuine pre-estimate of the damages which the Buyer will suffer or incur as a result of the event giving rise to such damages and the resultant non-completion of the Arrangement and is not a penalty. The Company hereby irrevocably waives any right it may have to raise as a defence that any such liquidated damages are excessive or punitive. Upon receipt by the Buyer of the Termination Fee to which it is entitled, the Buyer shall have no further claim against the Company in respect of the failure to complete the Arrangement, provided that nothing herein shall preclude the Buyer from seeking injunctive relief to restrain any breach or threatened breach by the Company of any of its obligations hereunder or otherwise to obtain specific performance without the necessity of posting bond or security in connection therewith.

(b)	In addition to the foregoing, if this Agreement is terminated pursuant to Section 6.4(a)(ii)(B), Section 6.4(a)(ii)(C), or Section 6.4(a)(iii)(D), and prior to the date of the Meeting, an unsolicited bona fide Acquisition Proposal, or the intention to enter an unsolicited bona fide Acquisition Proposal with respect to the Company, has been publicly announced and not withdrawn and within twelve (12) months of the date of such termination:

	(i)	the person who made such Acquisition Proposal or an affiliate of such person:

		(A)	directly or indirectly acquires the Company by takeover bid, arrangement, business combination or otherwise;

		(B)	directly or indirectly acquires the assets of the Company or one or more of the Company’s Subsidiaries that: (1) constitute more than fifty percent (50%) of the consolidated assets of the Company; (2) generate more than fifty percent (50%) of the consolidated revenue of the Company; or (3) generate more than fifty percent (50%) of the consolidated operating income of the Company; or

		(C)	directly or indirectly acquires more than fifty percent (50%) of the voting shares of the Company; or

	(ii)	the Company and/or one or more of the Company’s Subsidiaries enters into a definitive agreement in respect of, or the Company Board approves or recommends, a transaction contemplated by (i) above with the person or such affiliate that made such Acquisition Proposal and that arrangement is consummated at any time thereafter, then the Company shall immediately pay to the Buyer the Termination Fee by wire transfer of immediately available funds.

6.4 Termination

(a)	This Agreement may be terminated at any time prior to the Effective Time (notwithstanding any approval of this Agreement or the Arrangement Resolution by the Company Shareholders or the Arrangement by the Court):

	(i)	by mutual written agreement between the Buyer and the Company;

	(ii)	by either the Company or the Buyer, if

		(A)	any condition precedent to its obligations has not been satisfied by the Outside Date or where it is clear that the condition cannot be satisfied by the Outside Date, except that the right to terminate this Agreement under this Section 6.4(a)(ii)(A) shall not be available to any Party whose failure to fulfill any of its obligations or whose breach of any of its representations and warranties under this Agreement has been the cause of, or directly resulted in, the inability to satisfy such condition precedent by the Outside Date;

		(B)	the requisite Shareholder Approval of the Arrangement Resolution shall not have been obtained at the Meeting (including any adjournment or postponement thereof) in accordance with the Interim Order; provided that a Party may not terminate this Agreement pursuant to this Section 6.4(a)(ii)(B) if the failure to receive the Shareholder Approval has been primarily caused by, or is a result of, a breach by such Party of any of its representations or warranties or the failure of such Party to perform any of its covenants or agreements under this Agreement; or

		(C)	if the Effective Time shall not have occurred on or before the Outside Date, except that the right to terminate this Agreement under this Section 6.4(a)(ii)(C) shall not be available to any Party whose failure to fulfill any of its obligations or whose breach of any of its representations and warranties under this Agreement has been the cause of, or directly resulted in, the failure of the Effective Time to occur by such Outside Date;

	(iii)	by the Buyer if:

		(A)	the Company Board shall have withdrawn or modified, in a manner adverse to it, its approval or recommendation of the Arrangement (in accordance with Section 6.1 or Section 6.2);

		(B)	the Company Board shall have approved or recommended an Acquisition Proposal;

		(C)	the Company shall have entered into a definitive agreement with respect to a Superior Proposal;

		(D)	there is a breach by the Company of its representations, warranties, or covenants under this Agreement;

		(E)	without limiting the provisions of subparagraph (iii)(D) above, the Company breaches any of the covenants in Section 6.1; or

		(F)	there has occurred a Material Adverse Effect of the Company; and

(iv)	by the Company in order to enter into a definitive written agreement with respect to a Superior Proposal, subject to compliance with Section 6.2 and the payment of the Termination Fee required to be paid pursuant to Section 6.3.

(b)	The Party desiring to terminate this Agreement pursuant to this Section 6.4 (other than pursuant to Section 6.4(a)(i)) shall give written notice of such termination to the other Party hereto.

(c)	If this Agreement is terminated pursuant to this Section 6.4, this Agreement shall become void and of no effect without liability of any Party (or any shareholder, director, officer, employee, agent, consultant or representative of such Party) to the other Party hereto, except as otherwise expressly contemplated hereby, and provided that the provisions of this Section 6.4 and Article 8 shall survive any termination of this Agreement indefinitely and the provisions of Section 4.3 shall survive termination of this Agreement in accordance with the applicable term contemplated therein; provided further that neither the termination of this Agreement nor anything contained in this Section 6.4 shall relieve a Party from any liability arising prior to such termination.

Article 7
AMENDMENT

7.1 Amendment

This Agreement may, at any time and from time to time before or after the holding of the Meeting, be amended by mutual written agreement of the Parties hereto without, subject to applicable Law, further notice to or authorization on the part of the Company Shareholders, and any such amendment may, without limitation:

(a)	change the time for the performance of any of the obligations or acts of any Party hereto;

(b)	waive any inaccuracies in or modify any representation or warranty contained herein or in any document delivered pursuant hereto;

(c)	waive compliance with or modify any of the covenants herein contained and waive or modify the performance of any of the obligations of any Party hereto; and

(d)	waive compliance with or modify any condition herein contained;

provided, however, that notwithstanding the foregoing: (i) following the Meeting, the Share Consideration shall not be amended without the approval of the Common Shareholders given in the same manner as required for the approval of the Arrangement or as may be ordered by the Court; and (ii) this Agreement and the Plan of Arrangement may be amended in accordance with the Final Order.

Article 8
GENERAL

8.1 Notices

Any notice, consent, waiver, direction or other communication required or permitted to be given under this Agreement by a Party hereto shall be in writing and shall be delivered by hand, courier, or registered or certified mail to the Party hereto to which the notice is to be given at the following address or sent by email to the following email address or to such other address or email address as shall be specified by a Party hereto by like notice. Any notice, consent, waiver, direction or other communication aforesaid shall, if delivered, be deemed to have been given and received on the date on which it was delivered to the address provided herein (if a Business Day or, if not, then the next succeeding Business Day) and if sent by email be deemed to have been given and received at the time of receipt (if a Business Day or, if not, then the next succeeding Business Day) unless actually received after 5:00 p.m. local time for the recipient in which case it shall be deemed to have been given and received at 9:00 a.m. local time for the recipient on the next Business Day.

The address for service of each of the Parties hereto shall be as follows:

(a)	if to the Buyer:

SolarBank Corporation

#803 – 505 Consumers Rd.

Toronto, Ontario M2J 4Z2

Attention: Dr. Richard Lu

Email: [Redacted – email address]

with a copy to:

Blake, Cassels & Graydon LLP

1133 Melville Street, Suite 3500

Vancouver, British Columbia V6E 4E5

Attention: Jamie Kariya

Email: [Redacted – email address]

(b)	if to the Company:

Solar Flow-Through Funds Ltd.

Suite 900, 570 Granville Street

Vancouver, British Columbia V7X 1M9

Attention: Matthew Wayrynen

Email: [Redacted – email address]

with a copy to:

Borden Ladner Gervais

1200 Waterfront Centre, 200 Burrard St.

Vancouver, British Columbia V7X 1T2

Attention: Eric Doherty

Email: [Redacted – email address]

8.2 Remedies

The Parties hereto acknowledge and agree that an award of money damages may be inadequate for any breach of this Agreement by any Party hereto or its representatives and advisors and that such breach may cause the non-breaching Party hereto irreparable harm. Each Party agrees that it will not request that a court find that its breach or threatened breach has not or will not cause the other Party irreparable harm and no Party will lend assistance to such a request. The Parties hereto agree that, in the event of any such breach or threatened breach of this Agreement by one of the Parties hereto, the Company (if the Buyer is the breaching Party) or the Buyer (if the Company is the breaching Party) will be entitled to seek equitable relief, including interim, interlocutory and permanent injunctive relief and specific performance. Each Party agrees that it will not take the position in court or otherwise that its breach or threatened breach has not or will not cause the other Party irreparable harm and no Party will lend assistance to such position. Each Party agrees that it will not request that the court require the Party or Parties seeking such relief to provide an undertaking as to damages or to post a bond or security as a condition of granting such relief. Without limiting the generality of the foregoing, the Parties hereto acknowledge and agree that a mandatory order or other injunctive relief may be granted to enforce any negative covenant in this agreement without the requirement to demonstrate irreparable harm or that the balance of convenience favours the Party seeking such relief. Subject to any other provision hereof including, without limitation, Section 6.4 hereof, such remedies will not be the exclusive remedies for any breach of this Agreement but will be in addition to all other remedies available hereunder at law or in equity to each of the Parties hereto.

8.3 Expenses

Except as otherwise provided herein, the Parties hereto agree that all fees, costs and out-of-pocket expenses incurred in connection with this Agreement and the Plan of Arrangement, and the transactions contemplated hereby, the Meeting and the preparation and mailing of the Circular, including legal and accounting fees, printing costs, financial advisor fees and all disbursements by advisors, shall be paid by the Party hereto incurring such expense and that nothing in this Agreement shall be construed so as to prevent the payment of such expenses. The provisions of this Section 8.3 shall survive the termination of this Agreement.

8.4 Time of the Essence

Time shall be of the essence in this Agreement.

8.5 Entire Agreement

This Agreement, together with the agreements and other documents herein or therein referred to, constitute the entire agreement between the Parties hereto pertaining to the subject matter hereof and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written, between the Parties hereto with respect to the subject matter hereof. There are no representations, warranties, covenants or conditions with respect to the subject matter hereof except as contained herein.

8.6 Further Assurances

Each Party hereto shall, from time to time, and at all times hereafter, at the request of the other of them, but without further consideration, do, or cause to be done, all such other acts and execute and deliver, or cause to be executed and delivered, all such further agreements, transfers, assurances, instruments or documents as shall be reasonably required in order to fully perform and carry out the terms and intent hereof including, without limitation, the Plan of Arrangement.

8.7 Governing Law

This Agreement shall be governed by, and be construed in accordance with, the Laws of the Province of British Columbia and the Laws of Canada applicable therein but the reference to such Laws shall not, by conflict of Laws rules or otherwise, require the application of the Law of any jurisdiction other than the Province of British Columbia.

8.8 Execution in Counterparts

This Agreement may be executed in one or more counterparts, each of which shall conclusively be deemed to be an original and all such counterparts collectively shall be conclusively deemed to be one and the same. Delivery of an executed counterpart of the signature page to this Agreement by facsimile or electronic transmission shall be effective as delivery of a manually executed counterpart of this Agreement, and such facsimile or similar executed electronic copy shall be legally effective to create a valid and binding agreement between the Parties.

8.9 Waiver

No waiver or release by any Party hereto shall be effective unless in writing and executed by the Party granting such waiver or release, and any waiver or release shall affect only the matter, and the occurrence thereof, specifically identified therein and shall not extend to any other matter or occurrence. Waivers may only be granted upon compliance with the provisions governing amendments set forth in Section 7.1 hereof.

8.10 No Personal Liability

(a)	No director or officer of the Buyer shall have any personal Liability whatsoever (other than in the case of fraud or wilful misconduct) to the Company under this Agreement or any other document delivered in connection with this Agreement or the Arrangement by or on behalf of the Buyer.

(b)	No director or officer of the Company shall have any personal Liability whatsoever (other than in the case of fraud or wilful misconduct) to the Buyer under this Agreement or any other document delivered in connection with this Agreement or the Arrangement by or on behalf of the Company.

8.11 Enurement and Assignment

This Agreement shall enure to the benefit of the Parties hereto and their respective successors and permitted assigns and shall be binding upon the Parties hereto and their respective successors. This Agreement may not be assigned by any Party hereto without the prior written consent of the other Party hereto.

[Signature Page follows.]

IN WITNESS WHEREOF the Parties hereto have executed this Agreement as of the date first above written.

SOLARBANK CORPORATION

Per:	“Dr. Richard Lu”
Name:	Dr. Richard Lu Title: President & Chief Executive Officer

SOLAR FLOW-THROUGH FUNDS LTD.

Per:	“Matthew Wayrynen”
Name:	Matthew Wayrynen Title: Chief Executive Officer

[Signature page to Arrangement Agreement]

Schedule A
PLAN OF ARRANGEMENT

Please see attached.

SCHEDULE A

PLAN OF ARRANGEMENT

PLAN OF ARRANGEMENT UNDER DIVISION 5 OF PART 9
OF THE BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA)

Article 1
INTERPRETATION

1.1 Definitions

In this Plan of Arrangement, unless there is something in the subject matter or context inconsistent therewith, the following terms shall have the respective meanings set out below and grammatical variations of those terms shall have corresponding meanings:

(a)	“Arrangement” means the arrangement proposed pursuant to Section 288 of the BCBCA on the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or variations thereto made in accordance with Section 7.1 of the Arrangement Agreement or Article 6 of this Plan of Arrangement or made at the direction of the Court in the Final Order (provided, however, that any such amendment or variation is acceptable to both the Company and the Buyer, each acting reasonably);

(b)	“Arrangement Agreement” means the arrangement agreement made as of March 19, 2024 between the Company and the Buyer, together with the schedules attached thereto, as amended, amended and restated or supplemented from time to time;

(c)	“Arrangement Resolution” means the special resolution to be considered and, if thought fit, passed by the Company Shareholders at the Meeting being held to approve the Arrangement, substantially on the terms and in the form set out in Schedule D of the Arrangement Agreement;

(d)	“Article Amendment” shall have the meaning ascribed to such term in Section 3.1(d);

(e)	“BCBCA” means the Business Corporations Act (British Columbia);

(f)	“Business Day” means any day, other than a Saturday, a Sunday or a statutory holiday in Vancouver, British Columbia;

(g)	“Buyer” means SolarBank Corporation;

(h)	“Buyer Board” means the board of directors of the Buyer;

(i)	“Buyer Shares” means common shares in the capital of the Buyer;

(j)	“Cboe Exchange” means Cboe Canada Inc.;

(k)	“Class A Tracking Shares” means the Class A Tracking shares in the authorized share structure of the Company;

(l)	“Class B Tracking Shares” means the Class B Tracking shares in the authorized share structure of the Company;

A-1

(m)	“Class C Tracking Shares” means the Class C Tracking shares in the authorized share structure of the Company;

(n)	“Common Shareholders” means, at any time, the holders of Common Shares;

(o)	“Common Shares” means common shares in the authorized share structure of the Company;

(p)	“Company” means Solar Flow-Through Funds Ltd.;

(q)	“Company Shareholders” means, at any time, collectively, the Common Shareholders and the Tracking Shareholders;

(r)	“Company Shares” means, collectively, the Common Shares and Tracking Shares;

(s)	“Consideration” means, collectively, the Share Consideration and the CVR Consideration;

(t)	“Contingent Value Rights” means the contingent value rights issued to Common Shareholders pursuant to the Plan of Arrangement as the CVR Consideration and certified under the Rights Indenture, with each Contingent Value Right entitling the holder thereof to receive the CVR Payment Amount (as defined in the Rights Indenture) on the terms and subject to the conditions governed by the Rights Indenture; “Court” means the Supreme Court of British Columbia;

(u)	“CVR Consideration” means one Contingent Value Right for each Common Share provided, however, that no Contingent Value Rights shall be issuable for any Common Share held by the Buyer;

(v)	“Depositary” means the trust company, bank or other financial institution as the Buyer and the Company may appoint for the purpose of, among other things, exchanging certificates representing the Company Shares for the Share Consideration in connection with the Arrangement pursuant to the terms of the Depositary Agreement;

(w)	“Depositary Agreement” means the depositary agreement among the Depositary, the Buyer and the Company to be entered into in connection with this Plan of Arrangement, in a form to be mutually agreed upon between the Buyer and the Company, acting reasonably;

(x)	“Dissent Rights” shall have the meaning ascribed to such term in Section 4.1(a) of this Plan of Arrangement;

(y)	“Dissenting Shareholder” means a registered Company Shareholder as of the record date of the Meeting that has duly and validly exercised the Dissent Rights in strict compliance with Sections 242 to 247 of the BCBCA, as modified by the Interim Order or the Final Order and Section 4.1 of this Plan of Arrangement, and has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights;

(z)	“Dissenting Shares” means the Company Shares held by Dissenting Shareholders in respect of which such Dissenting Shareholders have duly and validly exercised Dissent Rights in strict compliance with Sections 242 to 247 of the BCBCA, as modified by the Interim Order or the Final Order and Section 4.1 of this Plan of Arrangement;

A-2

(aa)	“Effective Date” means the effective date of the Arrangement, which shall be the second (2nd) Business Day after the satisfaction or, where not prohibited, the waiver of the conditions (excluding conditions that, by their terms, cannot be satisfied until the Effective Date, but subject to the satisfaction or, where not prohibited, the waiver of those conditions as of the Effective Date) set forth in Article 5 of the Arrangement Agreement, unless another date is agreed to in writing by the Buyer and the Company;

(bb)	“Effective Time” means 12:01 a.m. (Vancouver time) on the Effective Date or such other time as the Company and the Buyer may agree upon in writing;

(cc)	“Encumbrance” means any mortgage, hypothec, pledge, assignment, charge, lien, claim, security interest, adverse interest, other third person interest or encumbrance of any kind, whether contingent or absolute, and any agreement, option, right or privilege (whether by Law, contract or otherwise) capable of becoming any of the foregoing;

(dd)	“Final Order” means the final order of the Court made pursuant to Section 291 of the BCBCA, in a form acceptable to both the Company and the Buyer, each acting reasonably, approving the Arrangement, as such order may be amended by the Court (with the consent of both the Company and the Buyer, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended on appeal, made in connection with the approval of the Arrangement (provided that any such affirmation or amendment is acceptable to both the Company and the Buyer, each acting reasonably), including all amendments thereto made prior to the Effective Time;

(ee)	“Governmental Entity” means any applicable: (i) multinational, federal, provincial, territorial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body or arbitrator, commission, board, bureau or agency, whether domestic or foreign, (ii) any subdivision, agency, commission, board or authority of any of the foregoing, (iii) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing, or (iv) any stock exchange, including the Cboe Exchange;

(ff)	“Interim Order” means the interim order of the Court, contemplated by Section 2.2 of the Arrangement Agreement and made pursuant to Section 291 of the BCBCA, in a form and substance acceptable to both the Company and the Buyer, each acting reasonably, providing for, among other things, the calling and holding of the Meeting, as the same may be amended by the Court with the consent of the Company and the Buyer, each acting reasonably, in connection with the Arrangement, including any amendment thereto;

(gg)	“Legal Claim A” means the legal proceeding commenced by the Statement of Claim filed with the Ontario Superior Court of Justice on December 2, 2020 by, among others, certain subsidiaries of the Company against the Ontario Ministry of Energy, Northern Development and Mines, the Independent Electricity System Operator and Jane and/or John Doe, seeking damages in connection with the termination of one hundred and eleven (111) Feed-In-Tariff contracts;

(hh)	“Legal Claim B” means the legal proceedings commenced by the Statements of Claim filed with the Ontario Superior Court of Justice:

A-3

(i) on January 29, 2021 by, among others, certain subsidiaries of the Company against the Independent Electricity System Operator; and

(ii) on March 5, 2021 by, among others, certain subsidiaries of the Company against the Ontario Ministry of Energy, Northern Development and Mines, and Gregg Rickford, as Minister of Energy, Northern Development and Mines,

seeking damages in connection with the termination of one hundred and thirty-three (133) Feed-In-Tariff contracts;

(ii)	“Legal Claim C” means the legal proceeding commenced by the Statement of Claim filed with the Ontario Superior Court of Justice on December 3, 2020 by certain subsidiaries of the Company against the Independent Electricity System Operator seeking damages in connection with the termination of six (6) Feed-In-Tariff contracts;

(jj)	“Legal Claims” means, collectively, Legal Claim A, Legal Claim B and Legal Claim C;

(kk)	“Letter of Transmittal” means the letter of transmittal to be sent to each Common Shareholder for use in connection with the Arrangement, substantially in the form as may be mutually acceptable to the Company and the Buyer, acting reasonably;

(ll)	“Meeting” means the special meeting of the Company Shareholders held to consider and, if thought fit, approve, among other things, the Arrangement Resolution;

(mm)	“Plan of Arrangement” means this plan of arrangement, including any appendices hereto, and any amendments, modifications or supplements hereto made from time to time in accordance with the terms hereof or made at the direction of the Court in the Final Order, with the consent of the Company and the Buyer, each acting reasonably;

(nn)	“Rights Indenture” means the contingent value rights indenture to be entered into between the Buyer and Endeavor Trust Corporation, as rights agent, setting out the terms and conditions of the Contingent Value Rights to be issued in accordance with the terms of this Plan of Arrangement, in substantially the form set out in Schedule E attached to the Arrangement Agreement;

(oo)	“Section 3(a)(10) Exemption” shall have the meaning ascribed to such term in the Arrangement Agreement;

(pp)	“Section 3(a)(9) Exemption” shall have the meaning ascribed to such term in the Arrangement Agreement;

(qq)	“Share Consideration” means 0.3845938 of a Buyer Share for each Common Share, provided, however, that no Buyer Shares shall be issuable for any Common Share held by the Buyer;

(rr)	“Tax Act” means the Income Tax Act (Canada), including the regulations promulgated thereunder, each as amended;

(ss)	“Tracking Share Conversion Event” means the occurrence of a final settlement or court order in connection with any of the Legal Claims;

A-4

(tt)	“Tracking Shareholders” means, at any time, the holders of Tracking Shares;

(uu)	“Tracking Shares” means, collectively, the issued and outstanding Class A Tracking Shares, Class B Tracking Shares and Class C Tracking Shares; and

(vv)	“U.S. Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

Any capitalized terms used but not defined herein shall have the meaning ascribed to such term in the Arrangement Agreement. In addition, words and phrases used herein and defined in the BCBCA and not otherwise defined herein or in the Arrangement Agreement shall have the same meaning herein as in the BCBCA unless the context otherwise requires.

1.2 Interpretation Not Affected by Headings, etc.

The division of this Plan of Arrangement into Articles, Sections, paragraphs and other portions and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation hereof. Unless otherwise indicated, all references to an “Article”, “Section” or “paragraph” followed by a number and/or a letter refer to the specified Article, Section or paragraph of this Plan of Arrangement.

1.3 Number

In this Plan of Arrangement, unless the context otherwise requires, words used herein importing the singular include the plural and vice versa.

1.4 Date of Any Action

In the event that any date on which any action is required to be taken hereunder is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

1.5 Time

Time shall be of the essence in every matter or action contemplated hereunder. All times expressed herein or in any Letter of Transmittal contemplated herein are local time (Vancouver, British Columbia) unless otherwise stipulated herein or therein.

1.6 Currency

Unless otherwise stated, all references in this Plan of Arrangement to sums of money are expressed in lawful money of Canada.

A-5

Article 2
EFFECT OF THE ARRANGEMENT

2.1 Arrangement Agreement

This Plan of Arrangement is made pursuant to, is subject to the provisions of, and forms a part of the Arrangement Agreement, except in respect of the sequence of the steps comprising the Arrangement, which shall occur in the order set forth herein.

2.2 Binding Effect

This Plan of Arrangement and the Arrangement will become effective at the Effective Time and shall be binding upon the Buyer, the Company, the Company Shareholders (including, for certainty, Dissenting Shareholders) and the Depositary.

Article 3
ARRANGEMENT

3.1 The Arrangement

Commencing at the Effective Time, each of the events set out below shall occur and be deemed to occur in the following sequence, in each case without any further authorization, act or formality of or by the Company, the Buyer or any other person:

(a)	each Company Share held by a Dissenting Shareholder shall be deemed to be acquired by the Buyer from the Dissenting Shareholder, without any further act or formality on its part, free and clear of all Encumbrances, in consideration for a debt claim against the Buyer for an amount determined and payable in accordance with Article 4 hereof, and:

	(i)	such Dissenting Shareholders shall cease to be the holders of such Company Shares and to have any rights as holders of such Company Shares, other than the right to be paid fair value for such Company Shares (with Buyer funds), as set out in Article 4 hereof;

	(ii)	such Dissenting Shareholders’ names shall be removed as the holders of such Company Shares from the register of Common Shares or Tracking Shares, as applicable, maintained by or on behalf of the Company; and

	(iii)	the Buyer shall be deemed to be the transferee of such Company Shares, free and clear of all Encumbrances, and shall be entered in the register of Company Shares or Tracking Shares, as applicable, maintained by or on behalf of the Company as the holder of such Company Shares;

(b)	each Common Share outstanding immediately prior to the Effective Time (other than Common Shares held by the Buyer or a Dissenting Shareholder) shall be transferred to the Buyer in exchange for the Consideration, and:

	(i)	the holders of such Common Shares shall cease to be the holders thereof and to have any rights as holders of such Common Shares, other than the right to receive the Consideration in respect of such Common Shares in accordance with this Plan of Arrangement;

A-6

	(ii)	such holders’ names shall be removed as the holders of such Common Shares from the register of Common Shares maintained by or on behalf of the Company;

	(iii)	the Buyer shall be deemed to be the transferee of such Common Shares, free and clear of all Encumbrances, and shall be entered in the register of Common Shares maintained by or on behalf of the Company as the holder of such Common Shares; and

	(iv)	all Buyer Shares issuable in accordance with this Section 3.1(b) shall be subject to a restriction on transfer, which restriction shall be released in accordance with Section 3.2(c) herein;

(c)	each holder of Company Shares outstanding immediately prior to the Effective Time, other than the Buyer, with respect to each step set out above applicable to such holder, shall be deemed, at the time such step occurs, to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required to convert, surrender or transfer the Company Shares, as applicable, held by such holder in accordance with such step;

(d)	each Tracking Share outstanding immediately prior to the Effective Time (other than Tracking Shares held by a Dissenting Shareholder) shall, from and following the Effective Time, be exchangeable for Buyer Shares upon the occurrence of a Tracking Share Conversion Event in accordance with the terms and procedures set out under Part 24 of the Company’s articles at the Effective Time, as amended by the Article Amendment, and the holders of such Tracking Shares shall not have any other right to otherwise participate in, or receive Share Consideration under, this Plan of Arrangement. For the avoidance of doubt, from and following the Effective Time, all special rights and restrictions applicable to the Tracking Shares set out in Part 24 of the Company’s articles shall continue to govern the Tracking Shares, including, without limitation, the right of Tracking Shareholders to elect to receive cash consideration upon a Tracking Share Conversion Event pursuant to Article 24.5 of the Company’s articles, provided, however, that at the Effective Time, Article 24.19 of the Company’s articles shall be amended and replaced in its entirety (the “Article Amendment”) with the requirement that any Buyer Shares issuable upon a Tracking Share Conversion Event prior to the third anniversary of the Effective Date will be subject to transfer restrictions pursuant to the release schedule set out below, which release schedule may be amended by resolution of the Buyer Board from and after the Effective Time to the extent necessary to comply with applicable laws or stock exchange listing policies, which restriction shall be evidenced by a restrictive legend on the certificates and/or direct registration statement (“DRS”) advices evidencing such Buyer Shares, when issued:

	(i)	six (6) months following the Effective Date, 5% of Buyer Shares issued in connection with a Tracking Share Conversion Event, if any, will be released from transfer restrictions;

	(ii)	on the first anniversary of the Effective Date, an additional 5% of Buyer Shares issued in connection with a Tracking Share Conversion Event, if any, will be released from transfer restrictions;

A-7

	(iii)	eighteen (18) months following the Effective Date, an additional 5% of Buyer Shares issued in connection with a Tracking Share Conversion Event, if any, will be released from transfer restrictions;

	(iv)	on the second anniversary of the Effective Date, an additional 5% of Buyer Shares issued in connection with a Tracking Share Conversion Event, if any, will be released from transfer restrictions;

	(v)	twenty-seven (27) months following the Effective Date, an additional 20% of Buyer Shares issued in connection with a Tracking Share Conversion Event, if any, will be released from transfer restrictions;

	(vi)	thirty (30) months following the Effective Date, an additional 20% of Buyer Shares issued in connection with a Tracking Share Conversion Event, if any, will be released from transfer restrictions;

	(vii)	thirty-three (33) months following the Effective Date, an additional 20% of Buyer Shares issued in connection with a Tracking Share Conversion Event, if any, will be released from transfer restrictions; and

	(viii)	on the third anniversary of the Effective Date, an additional 20% of Buyer Shares issued in connection with a Tracking Share Conversion Event, if any, shall be released from transfer restrictions; and

(e)	the exchanges, adjustments and cancellations provided for in this Section 3.1 will be deemed to occur on the Effective Date, notwithstanding that certain of the procedures related thereto are not completed until after the Effective Date.

3.2 Post Effective Time Procedures

(a)	Following the receipt of the Final Order and at least two (2) Business Days prior to the Effective Date, the Buyer shall deliver or arrange to be delivered to the Depositary the Consideration, including certificates and/or DRS advices representing Buyer Shares, and certificates representing the Contingent Value Rights, in each case, as required to be issued to former holders of Common Shares, in accordance with the provisions of Section 3.1(b), which certificates and/or DRS advices, as applicable, shall be held by the Depositary as agent and nominee for such former holders of Common Shares for distribution to such former holders of Common Shares in accordance with the provisions of Article 5 hereof.

(b)	Subject to the provisions of Section 3.3 and Article 5 hereof, and upon return of a properly completed Letter of Transmittal by a former registered holder of Common Shares, together with certificates representing such Common Shares and such other documents as the Depositary and the Buyer may reasonably require, former holders of Common Shares shall be entitled to receive delivery of the certificates and/or DRS advices, as applicable, representing Buyer Shares and Contingent Value Rights to which they are entitled pursuant to Section 3.1(b) hereof.

(c)	From and after the Effective Time, all Buyer Shares issued in accordance with Section 3.1(b) hereof, and all Buyer Shares issued under the Rights Indenture upon settlement of the Contingent Value Rights issued in accordance with Section 3.1(b) hereof, shall be subject to a restriction on transfer in accordance with the following release schedule, which restrictions shall be evidenced by a restrictive legend on the certificate and/or DRS advice evidencing such Buyer Shares, and which release schedule may be amended by resolution of the Buyer Board from and after the Effective Time to the extent necessary to comply with applicable laws or stock exchange listing policies:

(i) six (6) months following the Effective Date, 5% of such Buyer Shares will be released from transfer restrictions;

A-8

(ii)	on the first anniversary of the Effective Date, an additional 5% of such Buyer Shares will be released from transfer restrictions;

(iii)	eighteen (18) months following the Effective Date, an additional 5% of such Buyer Shares will be released from transfer restrictions;

(iv)	on the second anniversary of the Effective Date, an additional 5% of such Buyer Shares will be released from transfer restrictions;

(v)	twenty-seven (27) months following the Effective Date, an additional 20% of such Buyer Shares will be released from transfer restrictions;

(vi)	thirty (30) months following the Effective Date, an additional 20% of such Buyer Shares will be released from transfer restrictions;

(vii)	thirty-three (33) months following the Effective Date, an additional 20% of such Buyer Shares will be released from transfer restrictions; and

(viii)	on the third anniversary of the Effective Date, all remaining Buyer Shares shall be released from transfer restrictions.

3.3 Withholding Rights

The Company, the Buyer and the Depositary will be entitled to deduct and withhold from any consideration otherwise payable to any Company Shareholder under the Plan of Arrangement (including any payment to Dissenting Shareholders) such amounts as the Company, the Buyer or the Depositary is required to deduct and withhold with respect to such payment under the Tax Act and the rules and regulations promulgated thereunder, or any provision of any provincial, state, local or foreign tax law as counsel may advise is required to be so deducted and withheld by the Company, the Buyer or the Depositary, as the case may be. For the purposes hereof, all such withheld amounts shall be treated as having been paid to the person in respect of which such deduction and withholding was made on account of the obligation to make payment to such person hereunder, provided that such deducted or withheld amounts are actually remitted to the appropriate Governmental Entity by or on behalf of the Company, the Buyer or the Depositary, as the case may be. To the extent necessary, such deductions and withholdings may be effected by selling any Buyer Shares to which any such person may otherwise be entitled under the Plan of Arrangement, and any amount remaining following the sale, deduction and remittance shall be paid to the person entitled thereto as soon as reasonably practicable.

3.4 U.S. Securities Laws

Notwithstanding any provision herein to the contrary, the Buyer and the Company agree that this Plan of Arrangement will be carried out with the intention that all Consideration to be issued in connection with the Arrangement, and all Buyer Shares issuable under the Rights Indenture upon settlement of the Contingent Value Rights issued in accordance with Section 3.1(b) hereof (if any), shall be exempt from registration requirements of the U.S. Securities Act pursuant to the Section 3(a)(10) Exemption and Section 3(a)(9) Exemption, as applicable, and the Consideration to be distributed pursuant to the Arrangement shall not be subject to resale restrictions in the United States under the U.S. Securities Act.

A-9

3.5 No Fractional Buyer Shares

In no event shall any holder of Common Shares be entitled to a fractional Buyer Share. Where the aggregate number of Buyer Shares to be issued to a Company Shareholder as consideration under or as a result of this Arrangement would result in a fraction of a Buyer Share being issuable, the number of Buyer Shares to be received by such Common Shareholder shall be rounded down to the nearest whole Buyer Share and no former holder of Common Shares will be entitled to any compensation in respect of a fractional Buyer Share.

Article 4
DISSENT RIGHTS

4.1 Rights of Dissent

(a)	In connection with the Arrangement, each registered Company Shareholder as of the record date of the Meeting may exercise rights of dissent (“Dissent Rights”) with respect to the Company Shares held by such Company Shareholder pursuant to and in the manner set forth in Sections 237 to 247 of the BCBCA, all as modified by this Article 4 as the same may be modified by the Interim Order or the Final Order in respect of the Arrangement, provided that, notwithstanding section 242 of the BCBCA, the written objection to the Arrangement Resolution must be sent to and received by the Company not later than 5:00 p.m. (Vancouver Time) on the Business Day that is two Business Days before the Meeting (as it may be adjourned or postponed from time to time). Dissenting Shareholders who:

(i) are ultimately entitled to be paid by the Buyer fair value for their Dissenting Shares (1) will be deemed not to have participated in the transactions in Article 3 (other than Section 3.1(a)); (2) will be deemed to have irrevocably transferred such Dissenting Shares to the Buyer pursuant to Section 3.1(a); in consideration of such fair value to be paid by the Buyer (with Buyer funds not directly or indirectly provided by the Company or any affiliate of the Company), which fair value, notwithstanding anything to the contrary contained in the BCBCA, shall be determined as of the close of business on the day before the Arrangement Resolution was adopted at the Meeting; and (3) will not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement had such holders not exercised their Dissent Rights in respect of such Company Shares; or

(ii) are ultimately not entitled, for any reason, to be paid fair value for the Dissenting Shares, will be deemed to have participated in the Arrangement, as of the Effective Time, on the same basis as a Company Shareholder who has not exercised Dissent Rights and be entitled to receive only the consideration set forth in Section 3.1(b) that such holder would have received if such holder had not exercised Dissent Rights;

(b)	In no case will the Company, the Buyer or any other person be required to recognize a Dissenting Shareholder as holders of Company Shares after the completion of the steps set forth in Section 3.1(a), and each Dissenting Shareholder will cease to be entitled to the rights of a Company Shareholder in respect of the Company Shares in relation to which such Dissenting Shareholder has exercised Dissent Rights and the central securities register of the Company will be amended to reflect that such former holder of Company Shares is no longer the holder of such Company Shares as and from the completion of the steps in Section 3.1(a).

(c)	For greater certainty, in addition to any other restrictions set forth in the BCBCA or the Interim Order, Company Shareholders who vote, or instruct a proxyholder to vote, in favour of the Arrangement Resolution, will not be entitled to exercise Dissent Rights with respect to any Company Shares held by such Company Shareholders.

A-10

Article 5
DELIVERY OF CERTIFICATES

5.1 Delivery of Certificates and Notices

(a)	As soon as practicable following the later of the Effective Date and the surrender to the Depositary for cancellation of a certificate that immediately prior to the Effective Time represented outstanding Common Shares that were transferred under Section 3.1(b), together with a duly completed Letter of Transmittal and such additional documents and instruments as the Depositary and the Buyer may reasonably require, the former holder of such Common Shares shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such holder following the Effective Time, or make available for pick up at its offices during normal business hours, a certificate or DRS advice representing Buyer Shares and a certificate representing the Contingent Value Rights that such holder is entitled to receive in accordance with Section 3.1(b) hereof, less any amounts withheld pursuant to Section 5.4.

(b)	Subject to Section 5.3, until surrendered as contemplated by this Section 5.1, each certificate which immediately prior to the Effective Time represented Common Shares will be deemed after the Effective Time to represent only the right to receive from the Depositary, upon such surrender, a certificate or DRS advice representing Buyer Shares, and a certificate representing Contingent Value Rights, that the holder of such certificate or DRS advice is entitled to receive in accordance with Section 3.1(b) hereof, less any amounts withheld pursuant to Section 5.4.

(c)	The Company and the Buyer will cause the Depositary, as soon as a former holder of Common Shares becomes entitled to the applicable Consideration in accordance with Section 3.1(b), to:

(i) forward or cause to be forwarded by first class mail (postage paid) to such former holder at the address specified in the Letter of Transmittal;

(ii) if requested by such former holder in the Letter of Transmittal, make available at the offices of the Depositary specified in the Letter of Transmittal; or

(iii) if the Letter of Transmittal neither specifies an address as described in Section 5.1(c)(i) nor contains a request as described in Section 5.1(c)(ii), forward or cause to be forwarded by first class mail (postage paid) to such former holder at the address of such former holder as shown on the applicable securities register maintained by or on behalf of the Company immediately prior to the Effective Time, a certificate or DRS advice representing the applicable Share Consideration and a certificate representing the applicable CVR Consideration payable to such former holder of Common Shares in accordance with the provisions hereof.

(d)	No holder of Common Shares shall be entitled to receive any consideration or entitlement with respect to such Common Shares, other than any consideration or entitlement to which such holder is entitled to receive in accordance with Section 3.1, and, for greater certainty, no such holder will be entitled to receive any interest, dividends, premium or other payment in connection therewith, other than any declared but unpaid dividends.

A-11

5.2 Loss of Certificates

In the event any certificate which immediately prior to the Effective Time represented any outstanding Common Shares that were acquired by the Buyer or the Company pursuant to Section 3.1 has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the former holder of such Company Shares, the Depositary will deliver to such person or make available for pick up at its offices in exchange for such lost, stolen or destroyed certificate, a certificate representing Buyer Shares to which the former holder of such Common Shares is entitled to receive pursuant to Section 3.1 hereof in accordance with such holder’s Letter of Transmittal. When authorizing such payment in relation to any lost, stolen or destroyed certificate, the former holder of such Common Shares will, as a condition precedent to the delivery of such Share Consideration, give a bond satisfactory to the Buyer and the Depositary in such sum as the Buyer may direct or otherwise indemnify the Buyer and the Company in a manner satisfactory to the Buyer against any claim that may be made against the Buyer or the Company with respect to the certificate alleged to have been lost, stolen or destroyed.

5.3 Extinction of Rights

If any former holder of Common Shares fails to deliver to the Depositary the certificates, documents or instruments required to be delivered to the Depositary under Section 5.1 or Section 5.2 in order for such former holder of Common Shares to receive the Share Consideration which such former holder of Common Shares is entitled to receive pursuant to Section 3.1, on or before the sixth (6th) anniversary of the Effective Date, on the sixth (6th) anniversary of the Effective Date: (i) such former holder of Common Shares will be deemed to have donated and forfeited to the Buyer or its successor any Consideration held by the Depositary in trust for, such former holder of Common Shares to which such former holder of Common Shares is entitled; and (ii) any certificate representing Common Shares formerly held by such former holder of Common Shares will cease to represent a claim of any nature whatsoever and will be deemed to have been surrendered to the Buyer and will be cancelled. Neither Company nor the Buyer, or any of their respective successors, will be liable to any person in respect of any Consideration (including any consideration previously held by the Depositary in trust for any such former holder of Common Shares) which is forfeited to the Company or the Buyer or delivered to any public official pursuant to any applicable abandoned property, escheat or similar law.

5.4 Distributions with Respect to Unsurrendered Certificates

No dividend or other distribution declared or made after the Effective Time with respect to Buyer Shares with a record date after the Effective Time shall be delivered to the holder of any unsurrendered certificate that, immediately prior to the Effective Time, represented outstanding Common Shares, unless and until the holder of such certificate shall have complied with the provisions of Section 5.1 or Section 5.2 hereof. Subject to applicable law and to Section 3.3 hereof, at the time of such compliance, there shall, in addition to the delivery of a certificate representing the Buyer Shares to which such holder is thereby entitled, be delivered to such holder, without interest, the amount of the dividend or other distribution with a record date after the Effective Time theretofore paid with respect to such Buyer Shares.

A-12

5.5 Encumbrances

Any exchange or transfer of securities pursuant to this Plan of Arrangement shall be free and clear of any Encumbrances or other claims of third parties of any kind.

5.6 Paramountcy

From and after the Effective Time: (a) this Plan of Arrangement shall take precedence and priority over any and all Company Shares issued prior to the Effective Time, (b) the rights and obligations of the Company Shareholders, the Company, the Buyer, the Depositary and any transfer agent or other depositary therefor in relation thereto, shall be solely as provided for in this Plan of Arrangement, and (c) all actions, causes of action, claims or proceedings (actual or contingent and whether or not previously asserted) based on or in any way relating to any Company Shares shall be deemed to have been settled, compromised, released and determined without liability except as set forth in this Plan of Arrangement.

Article 6
AMENDMENTS

6.1 Amendments to Plan of Arrangement

(a)	The Company and the Buyer reserve the right to amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment, modification and/or supplement must be: (i) set out in writing; (ii) approved by the Company and the Buyer, each acting reasonably; (iii) filed with the Court and, if made following the Meeting, approved by the Court, and (iv) communicated to or approved by the Company Shareholders, if and as required by the Court.

(b)	Any amendment, modification or supplement to this Plan of Arrangement may be proposed by the Company at any time prior to the Meeting (provided that the Buyer has consented thereto) with or without any other prior notice or communication and, if so proposed and accepted by the persons voting at the Meeting (other than as may be required under the Interim Order), will become part of this Plan of Arrangement for all purposes.

(c)	Any amendment, modification or supplement to this Plan of Arrangement that is approved or directed by the Court following the Meeting will be effective only if such amendment, modification or supplement: (i) is consented to by each of the Company and the Buyer (in each case acting reasonably); and (ii) if required by the Court or applicable law, is consented to by some or all, applicable, of the Company Shareholders, as applicable, voting in the manner directed by the Court.

(d)	Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Date unilaterally by the Buyer provided that it concerns a matter which, in the reasonable opinion of the Buyer, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the financial or economic interests of any former holder of Company Shares.

(e)	This Plan of Arrangement may be withdrawn prior to the Effective Time in accordance with the terms of the Arrangement Agreement.

A-13

Article 7
FURTHER ASSURANCES

Notwithstanding that the transactions and events set out herein will occur and be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the Company and the Buyer will make, do and execute, or cause to be made, done and executed, any such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order to further document or evidence any of the transactions or events set out herein.

Schedule B
REPRESENTATIONS AND WARRANTIES OF THE BUYER

(a)	Organization and Qualification. The Buyer is duly incorporated and validly existing and in good standing under the OBCA and has full corporate power and authority to own its assets and has all material Permits necessary to conduct its business as now owned and conducted. The Buyer is duly qualified to carry on business and is in good standing in each jurisdiction in which the character of its properties or the nature of its activities makes such qualification necessary, except where the failure to be so qualified will not, individually or in the aggregate, have a Material Adverse Effect on the Buyer. True and complete copies of the constating documents of the Buyer have been delivered or made available to the Company, and the Buyer has not taken any action to amend or supersede such documents.

(b)	Authority Relative to this Agreement. The Buyer has the requisite corporate power and authority to enter into this Agreement and to perform its obligations hereunder and to complete the Plan of Arrangement. The execution and delivery of this Agreement by the Buyer and the consummation by it of the transactions contemplated by this Agreement have been duly authorized by the Buyer Board, and no other corporate proceedings on the part of the Buyer are necessary to authorize this Agreement. This Agreement has been duly executed and delivered by the Buyer and constitutes a valid and binding obligation of the Buyer, enforceable by the Company against it in accordance with its terms, except as the enforcement thereof may be limited by bankruptcy, insolvency and other applicable Laws affecting the enforcement of creditors’ rights generally and subject to the qualification that equitable remedies may be granted only in the discretion of a court of competent jurisdiction.

(c)	No Conflict, Required Filings and Consent. The execution and delivery by the Buyer of this Agreement and the performance by it of its covenants hereunder and the completion of the Plan of Arrangement will not violate, conflict with or result in a breach of any provision of the constating documents of the Buyer or those of the Buyer Material Subsidiaries, and except as would not, individually or in the aggregate, have, or reasonably be expected to have, a Material Adverse Effect on the Buyer, will not: (a) violate, conflict with or result in a breach of: (i) any agreement, contract, indenture, deed of trust, mortgage, bond, instrument, authorization, licence or Permit to which the Buyer or the Buyer Material Subsidiaries is a party or by which either is bound; or (ii) any Law to which the Buyer or its material Subsidiaries is subject or by which either is bound; (b) give rise to any right of termination, or the acceleration of any indebtedness, under any such agreement, contract, indenture, authorization, deed of trust, mortgage, bond, instrument, licence or Permit; or (c) give rise to any rights of first refusal or rights of first offer, trigger any change in control or influence provisions or any restriction or limitation under any such agreement, contract, indenture, authorization, deed of trust, mortgage, bond, instrument, licence or Permit, or result in the imposition of any Encumbrance, charge or lien upon any of Buyer’s assets or the assets of the Buyer’s Subsidiaries. Other than the Interim Order, the Final Order, filings required to be made pursuant to applicable securities Laws and filings required to be made with any securities exchange upon which the Buyer Shares are listed, no authorization, consent or approval of, or filing with, any Governmental Entity or other authority is necessary on the part of the Buyer for the consummation by the Buyer of its obligations in connection with the Plan of Arrangement under this Agreement or for the completion of the Plan of Arrangement not to cause or result in any loss of any rights or assets or any interest therein held by the Buyer or the Buyer Material Subsidiaries in any material properties, except for such authorizations, consents, approvals and filings as to which the failure to obtain or make would not, individually or in the aggregate, prevent or materially delay consummation of the Plan of Arrangement.

B-2

(d)	Buyer Material Subsidiaries. The Buyer has no Subsidiary that is material to the Buyer other than the material Subsidiaries listed in the Buyer Disclosure Letter (the “Buyer Material Subsidiaries”). Each of the Buyer Material Subsidiaries is duly organized, validly existing and in good standing under the Laws of its jurisdiction of incorporation or organization, has full corporate power and authority to own or lease and operative its respective property and assets and conduct its business as now conducted by it and is duly qualified to carry on business in each jurisdiction in which the character of its properties or the nature of its activities makes such qualification necessary, except where the failure to be so qualified would not reasonably be expected to have a Material Adverse Effect on the Buyer. The Buyer beneficially owns, directly or indirectly, all of the issued and outstanding securities of the Buyer Material Subsidiaries. All of the outstanding shares in the capital of the Buyer Material Subsidiaries are owned directly or indirectly by the Buyer are: (a) validly issued, fully-paid and non-assessable and all such shares are owned free and clear of all Encumbrances; and (b) are free of any other restrictions including any restriction on the right to vote, sell or otherwise dispose of shares. There are no outstanding options, rights, entitlements, understandings or commitments (contingent or otherwise) providing to any third-party the right to acquire any shares or other ownership interests in the Buyer Material Subsidiaries.

(e)	Regulatory Filings. The Buyer has filed all documents required to be filed in accordance with applicable Laws and the Buyer Filings have complied in all material respects with all applicable requirements. None of the Buyer Filings, at the time filed or as subsequently amended, contained any misrepresentation. The Buyer has not filed any confidential material change report with any Securities Authority which at the date hereof remains confidential. There are no outstanding or unresolved comments in a comment letter from any Securities Authority with respect to any Buyer Filings, and, to the knowledge of the Buyer, neither it nor any of the Buyer Filings is subject to an ongoing audit, review, comment or investigation by any Securities Authority or the Cboe Exchange.

(f)	Compliance with Laws.

(i) The operations of the Buyer and the Buyer Material Subsidiaries have been, and are now, conducted in compliance with all applicable Laws of each jurisdiction in which they carry on business, the Laws of which have been and are now applicable to the operations of the Buyer or the Buyer Material Subsidiaries and neither the Buyer nor the Buyer Material Subsidiaries has received any notice of any alleged violation of any such Laws, other than non-compliance or alleged violations which, individually or in the aggregate, would not have a Material Adverse Effect on the Buyer.

(ii) Neither Buyer nor the Buyer Material Subsidiaries is in conflict with, or in default (including cross defaults) under or in violation of: (A) its constating documents or, as applicable, equivalent organizational documents; or (B) any agreement or understanding to which it or by which any of the properties or assets in which it has a controlling interest or an option to acquire a controlling interest is bound or affected, except for such conflicts, defaults or violations which, individually or in the aggregate, would not have a Material Adverse Effect on the Buyer.

B-3

(g)	Company Authorizations. The Buyer and the Buyer Material Subsidiaries have obtained all authorizations necessary for the ownership, operation, development, maintenance, or use of the material assets of the Buyer or the Buyer Material Subsidiaries or otherwise in connection with the material business or operations of the Buyer or the Buyer’s Subsidiaries as presently carried on, and such authorizations are in full force and effect in all material respects. The Buyer and the Buyer Material Subsidiaries have fully complied with and are in compliance with all authorizations, except, in each case, for such non-compliance which, individually or in the aggregate, would not have a Material Adverse Effect on the Buyer. There is no action, investigation or proceeding pending or, to the knowledge of the Buyer, threatened regarding any of the authorizations. Neither the Buyer nor the Buyer’s Subsidiaries has received any notice, whether written or oral, of revocation or non-renewal of any such authorizations, or of any intention of any person to revoke or refuse to renew any of such authorizations, except in each case, for revocations or non-renewals which, individually or in the aggregate, would not have a Material Adverse Effect on the Buyer and, to the knowledge of the Buyer, all such authorizations continue to be effective in order for the Buyer and the Buyer Material Subsidiaries to continue to conduct their respective businesses as they are currently being conducted.

(h)	Capitalization and Listing.

	(i)	The authorized share structure of the Buyer consists of an unlimited number of Buyer Shares. As at the date of this Agreement there are: (A) 27,136,075 Buyer Shares validly issued and outstanding as fully-paid and non-assessable shares of the Buyer; (B) outstanding stock options providing for the issuance of 2,766,500 Buyer Shares upon the exercise thereof; (C) outstanding common share purchase warrants providing for the issuance of 7,928,000 Buyer Shares upon the exercise thereof; and (D) outstanding restricted share units providing for the issuance of 265,000 Buyer Shares upon the settlement thereof. The Buyer also has (A) filed a prospectus supplement for an offering of up to $15,000,000 of Buyer Shares in “at-the-market distributions” as defined in National Instrument 44-102 — Shelf Distributions and (B) pursuant to the Advisory Agreement between Tryton Management Corporation and the Buyer dated June 10, 2022, the Buyer has an obligation to issue Buyer Shares to Tryton Management Corporation on the terms set out in such agreement. Other than the foregoing, there are no options, warrants, conversion privileges, calls or other rights, shareholder rights plans, agreements, arrangements, commitments, or obligations of the Buyer or the Buyer Material Subsidiaries to issue or sell any shares of the Buyer or the Buyer Material Subsidiaries or securities or obligations of any kind convertible into, exchangeable for or otherwise carrying the right or obligation to acquire any shares of the Buyer or the Buyer Material Subsidiaries, and there are no outstanding stock appreciation rights, phantom equity or similar rights, agreements, arrangements or commitments of the Buyer or the Buyer Material Subsidiaries, and no person is entitled to any pre-emptive or other similar right granted by the Buyer or the Buyer Material Subsidiaries, in each case, other than as disclosed in the Buyer Disclosure Letter.

	(ii)	The Buyer Disclosure Letter sets forth, as of the date hereof, the holders of all outstanding securities of the Buyer convertible into Buyer Shares, the number and type of convertible securities held by such holder, and the exercise prices and expiration/settlement dates thereof, as applicable. All Buyer Shares that may be issued pursuant to the exercise of outstanding convertible securities of the Buyer prior to the Effective Time will, when issued in accordance with the terms of such convertible securities, as applicable, be duly authorized, validly issued, fully-paid and non-assessable and are not and will not be subject to, or issued in violation of, any pre-emptive rights.

B-4

	(iii)	There are no outstanding contractual obligations of the Buyer or the Buyer Material Subsidiaries to repurchase, redeem or otherwise acquire any Buyer Shares or any shares of the Buyer Material Subsidiaries. No Subsidiary of the Buyer owns any Buyer Shares.

	(iv)	No order ceasing or suspending trading in securities of the Buyer nor prohibiting the sale of such securities has been issued and is outstanding against the Buyer or its directors, officers or promoters.

	(v)	All outstanding Buyer Shares and securities convertible into Buyer Shares, and all outstanding shares of capital stock, voting securities or other ownership interests, securities or interests in the Buyer or the Buyer Material Subsidiaries, have been issued or granted, as applicable, in compliance in all material respects with all applicable securities Laws.

(i)	Shareholder and Similar Agreements. The Buyer is not party to any shareholder, pooling, voting trust or other similar agreement relating to the issued and outstanding shares in the authorized share structure of the Buyer or any of its Subsidiaries.

(j)	Financial Statements.

	(i)	The audited consolidated financial statements for the Buyer for the fiscal year ended on June 30, 2023 (including the notes thereto and related management’s discussion and analysis (collectively, the “Buyer MD&A”) and the reports by the auditors thereon), the interim unaudited consolidated financial statements for the Buyer for the period ended September 30, 2023 (including the notes thereto and related management’s discussion and analysis), have been, and all financial statements of the Buyer which are publicly disseminated by the Buyer in respect of any subsequent periods prior to the Effective Date will be, prepared in accordance with IFRS applied on a basis consistent with prior periods and present fairly, in all material respects, the assets, liabilities, consolidated financial position of the Buyer as of the respective dates thereof and its results of operations and cash flows for the respective periods covered thereby (except as may be indicated expressly in the notes thereto). There are no outstanding loans made by the Buyer or any of the Buyer Material Subsidiaries to any executive officer or director of the Buyer.

	(ii)	Neither the Buyer nor the Buyer Material Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet arrangement or any similar contract (including any contract relating to any transaction or relationship between or among the Buyer or the Buyer Material Subsidiaries, on the one hand, and any unconsolidated affiliate, including any structured finance, special purpose of limited purpose entity or person, on the other hand) where the result, purpose or effect of such contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Buyer or the Buyer Material Subsidiaries, in the published financial statements of the Buyer or the Buyer Filings.

	(iii)	Neither the Buyer nor the Buyer Material Subsidiaries nor, to the Buyer’s knowledge, any director, officer, auditor, accountant or representative of the Buyer or the Buyer Material Subsidiaries has received or otherwise had or obtained knowledge of any complaint, allegation, assertion, or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of the Buyer or the Buyer Material Subsidiaries or their respective internal accounting controls, including any complaint, allegation, assertion, or claim that the Buyer or the Buyer Material Subsidiaries has engaged in questionable accounting or auditing practices, which has not been resolved to the satisfaction of the audit committee of the Buyer Board.

	(iv)	There has not, nor has there ever been, a “reportable event” (within the meaning of Section 4.11 of National Instrument 51-102 – Continuous Disclosure Obligations) with the current or previous auditor of the Buyer.

B-5

(k)	Undisclosed Liabilities. Neither the Buyer nor the Buyer Material Subsidiaries have any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, except for: (a) liabilities and obligations that are specifically presented on the audited balance sheet of the Buyer as of June 30, 2023 or unaudited balance sheet of Buyer as of September 30, 2023 (the “Buyer Balance Sheet”) or disclosed in the notes thereto; or (b) liabilities and obligations incurred in the ordinary course since the currency date of the Buyer Balance Sheet that are not and would not, individually or in the aggregate with all other liabilities and obligations of the Buyer and the Buyer Material Subsidiaries (other than those disclosed on the Buyer Balance Sheet and/or in the notes to the Buyer financial statements or the Buyer Disclosure Letter), reasonably be expected to have a Material Adverse Effect on the Buyer, or, as a consequence of the consummation of the Plan of Arrangement, have a Material Adverse Effect on the Buyer.

(l)	No Hedging. Neither the Buyer or its Subsidiaries has, on the date of this Agreement, any foreign currency hedging or commodity hedging arrangements in effect.

(m)	Interest in Properties.

	(i)	Other than with respect to the Buyer’s office leases or leases for land that the Buyer intends to develop solar project sites on (collectively, the “Buyer Leases”), the Buyer and the Buyer Material Subsidiaries do not, directly or indirectly, own or lease any material interest in any real property.

	(ii)	The Buyer Disclosure Letter contains a complete and accurate list of the Buyer Leases and such Buyer Leases are valid and subsisting, in full force and effect and the Buyer or any of the Buyer Material Subsidiaries, as applicable, is entitled to the full benefit and advantage of each Buyer Lease in accordance with its terms. Each Buyer Lease is in good standing and there has not been any default by any party under each Buyer Lease nor is there any dispute between the Buyer or any of the Buyer Material Subsidiaries and any landlord under any Buyer Lease.

(n)	Operational Matters. Except as would not, individually or in the aggregate, be reasonably expected to result in a Material Adverse Effect on the Buyer:

	(i)	all rentals, net profits, interest burdens, payments and obligations due and payable, or performable, as the case may be, on or prior to the date hereof under, with respect to, or on account of, any direct or indirect assets of the Buyer and the Buyer Material Subsidiaries, have been: (A) duly paid; (B) duly performed; or (C) provided for prior to the date hereof; and

	(ii)	all costs, expenses, and Liabilities payable on or prior to the date hereof under the terms of any Material Contracts to which the Buyer or any of the Buyer Material Subsidiaries is directly or indirectly bound have been properly and timely paid, except for such expenses that are being currently paid prior to delinquency in the ordinary course.

B-6

(o)	Employment Matters.

	(i)	Neither the Buyer nor any of the Buyer Material Subsidiaries (i) is a party to any collective bargaining agreement, or (ii) is subject to any application for certification or, to the knowledge of the Buyer, threatened or apparent union-organizing campaigns for employees not covered under a collective bargaining agreement. To the knowledge of the Buyer, no fact or event exists that is likely to give rise to a change in this representation on or before the Effective Date.

	(ii)	Neither the Buyer nor any of the Buyer Material Subsidiaries is subject to any claim for wrongful dismissal, constructive dismissal or any other tort claim, actual or, to the knowledge of the Buyer, threatened, or any litigation actual, or to the knowledge of the Buyer, threatened, relating to employment or termination of employment of employees or independent contractors of the Buyer. No labour strike, lock-out, slowdown or work stoppage is pending or directly affecting the Buyer or, to the knowledge of the Buyer, threatened against the Buyer.

	(iii)	The directors and named executive officers of the Buyer (within the meaning of applicable Canadian securities Laws) and the compensation arrangements with respect to such individuals are as disclosed or consistent with the disclosure in the Buyer Filings.

	(iv)	All amounts due or accrued due for all salary, wages, bonuses, vacation with pay, workers compensation and other benefits for the period up to February 29, 2024 have either been paid or are accurately reflected in the Company’s financial books and records in all material respects.

	(v)	The Buyer Disclosure Letter contains a complete and accurate list of all employees of the Buyer and any Subsidiary of the Buyer as of February 29, 2024, specifying: (i) each employee’s name; (ii) the province or other jurisdiction of their employment; (iii) their position; (iv) their employee type and classification as full or part-time and, if applicable, as exempt or non-exempt or other eligibility for overtime pay; and (v) their current status (on leave/active/inactive). Except as disclosed in the Buyer Disclosure Letter, no employee is on short-term or long-term disability leave, receiving benefits pursuant to applicable workers’ compensation insurance Laws or otherwise an inactive employee, or performing services pursuant to a work permit, visa or similar authorization.

	(vi)	The Buyer Disclosure Letter contains a complete and accurate list of all independent contractors engaged by the Buyer or any Subsidiary of the Buyer as of February 29, 2024, specifying: (i) each independent contractor’s name; (ii) the nature of the service provided; (iii) the amount of services provided; (iv) the initial date retained by the Buyer to perform services; (v) the primary location from which services are performed; (vi) fee or compensation arrangements; (vii) any notice period required for termination of the relationship; and (viii) other contractual terms with the Buyer if such terms do not appear in a written agreement

	(vii)	Neither the execution of this Agreement nor the consummation of the Plan of Arrangement and the other transactions contemplated in this Agreement will:

B-7

	(A)	result in any payment (including, without limitation, bonus, golden parachute, retirement, severance, retiring allowance or similar payment, or any other benefit or enhanced benefit) becoming due or payable to any current or former employee of the Buyer; or

	(B)	increase the rate of wages, salaries, commissions, bonuses, incentive compensation or other remuneration, severance entitlements, or benefits otherwise payable to any current or former employee of the Buyer.

(viii)	Neither the Buyer nor any of the Buyer Material Subsidiaries currently sponsors, maintains, contributes to or has any material Liability under, and has not in the past five (5) years sponsored, maintained, contributed to or incurred any Liability under, a “registered pension plan” or a “retirement compensation arrangement”, each as defined under the Tax Act, a “pension plan” as defined under applicable pension benefits standards legislation, or any other plan organized and administered to provide pensions for employees of the Buyer or former employees of the Buyer.

(ix)	The Buyer Disclosure Letter lists each plan, program, policy, agreement, collective bargaining agreement or other arrangement providing for compensation, severance, deferred compensation, performance awards, stock or stock-based awards, fringe, retirement, death, disability or medical benefits or other employee benefits or remuneration of any kind, including each employment, severance, retention, change in control or consulting plan, program, arrangement or agreement, in each case whether written or unwritten or otherwise, funded or unfunded, which is or has been sponsored, maintained, contributed to, or required to be contributed to, by the Buyer or any of the Buyer Material Subsidiaries for the benefit of any current or former employee, independent contractor, consultant or director of the Buyer or any of the Buyer Material Subsidiaries, or with respect to which the Buyer or any of the Buyer Material Subsidiaries has or may have any material Liability (collectively, the “Buyer Employee Plans”).

(x)	The Buyer has made available to the Company correct and complete copies (or, if a plan is not written, a written description) of all Buyer Employee Plans and amendments thereto in each case that are in effect as of the date hereof, and, to the extent applicable: (i) all related trust agreements, funding arrangements and insurance contracts now in effect or required in the future as a result of the transactions contemplated by this Agreement or otherwise; (ii) the most recent opinion or determination letter received regarding the Tax-qualified status of each Buyer Employee Plan; (iii) the most recent financial statements for each Buyer Employee Plan; (iv) the current summary plan description for each Buyer Employee Plan; and (v) the most recent actuarial valuation reports related to any Buyer Employee Plans.

(xi)	Each Buyer Employee Plan has been established, administered, and maintained in all material respects in accordance with its terms and in material compliance with applicable Laws; (i) the Buyer and the Buyer Material Subsidiaries, where applicable, have timely made all material contributions and other material payments required by and due under the terms of each Buyer Employee Plan and applicable Law, and all benefits accrued under any unfunded Buyer Employee Plan have been paid, accrued or otherwise adequately reserved to the extent required by, and in accordance with IFRS; (ii) except to the extent limited by applicable Law, each Buyer Employee Plan can be amended, terminated or otherwise discontinued after the Effective Date in accordance with its terms; (iii) as of the date hereof, there are no material audits, inquiries or legal actions pending or, to the knowledge of the Buyer, threatened, by any Governmental Entity with respect to any Buyer Employee Plan; and (iv) as of the date hereof, there are no material legal actions pending, or, to the knowledge of the Buyer, threatened with respect to any Buyer Employee Plan (in each case, other than routine claims for benefits).

B-8

	(xii)	No Buyer Employee Plan has, within the three (3) years prior to the date hereof, been the subject of an examination or audit by a Governmental Entity or is the subject of an application or filing under, or is a participant in, an amnesty, voluntary compliance, self-correction or similar program sponsored by any Governmental Entity.

	(xiii)	The Company is in material compliance with all terms and conditions of employment and all Employment Laws. Neither the Buyer nor any of the Buyer Material Subsidiaries is subject to any outstanding grievance, complaint, investigation, or orders under any Employment Law, or any claim for wrongful dismissal, constructive dismissal, unfair labour practice or any other claim or litigation relating to employment or termination of employment or relationships of Buyer’s employees or independent contractors which, if adversely determined, would have, or reasonably could be expected to have, a Material Adverse Effect on the Company, or prevent or materially delay the consummation of the Arrangement and, to the knowledge of the Buyer, no such claims or litigation are threatened.

(p)	Absence of Certain Changes or Events. Except as set forth in the Buyer Disclosure Letter, since September 30, 2023:

	(i)	the Buyer and Buyer Material Subsidiaries have conducted their respective businesses only in the ordinary course;

	(ii)	no Liability or obligation of any nature (whether absolute, accrued, contingent or otherwise) which has had or is reasonably likely to have a Material Adverse Effect on the Buyer has been incurred;

	(iii)	there has not been any event, circumstance or occurrence which has had or is reasonably likely to give rise to a Material Adverse Effect on the Buyer;

	(iv)	there has not been any change in the accounting practices used by the Buyer and the Buyer Material Subsidiaries;

	(v)	there has not been any increase in the salary, bonus, or other remuneration payable to any non-executive employees of any of the Buyer or the Buyer Material Subsidiaries;

	(vi)	there has not been any change in the remuneration or compensation paid to the directors of the Buyer;

	(vii)	there has not been any redemption, repurchase or other acquisition of Buyer Shares by the Buyer, or any declaration, setting aside or payment of any dividend or other distribution (whether in cash, shares or property) with respect to the Buyer Shares;

	(viii)	there has not been any entering into, or an amendment of, any Material Contract other than in the ordinary course;

	(ix)	there has not been any satisfaction or settlement of any material claims or material liabilities that were not reflected in the Buyer’s audited financial statements, other than the settlement of claims or liabilities incurred in the ordinary course; and

	(x)	there has not been any increase in the salary, bonus, or other remuneration payable to any officers or senior or executive officers of the Buyer or the Buyer Material Subsidiaries.

B-9

(q)	Litigation. Except as disclosed by the Buyer in the Buyer Filings, there is no claim, action, proceeding or investigation pending or, to the knowledge of the Buyer, threatened against or relating to the Buyer or the Buyer Material Subsidiaries, the business of the Buyer or the Buyer Material Subsidiaries, or affecting any of their properties or assets, before or by any Governmental Entity which, if adversely determined, would, or reasonably would be expected to have, a Material Adverse Effect on the Buyer or prevent or materially delay the consummation of the Plan of Arrangement, nor to the knowledge of the Buyer are there any events or circumstances which would reasonably be expected to give rise to any such claim, action, proceeding or investigation (provided that this representation shall not apply to claims, actions, proceedings, or investigations which may arise after the date of this Agreement which do not have a reasonable prospect of succeeding or, if successful, would not give rise to, nor reasonably be expected to give rise to, a Material Adverse Effect on the Buyer). Neither the Buyer nor the Buyer Material Subsidiaries is subject to any outstanding order, writ, injunction or decree which has had or is reasonably likely to have a Material Adverse Effect on the Buyer or which would reasonably be expected to prevent or materially delay consummation of the transactions contemplated by this Agreement.

(r)	Taxes. Except as set forth in the Buyer Disclosure Letter:

(i) Each of the Buyer and each of the Buyer Material Subsidiaries has duly and in a timely manner made or prepared all Tax Returns required to be made or prepared by it, and duly and in a timely manner filed all Tax Returns required to be filed by it with the appropriate Governmental Entity, such Tax Returns were complete and correct in all material respects and each of the Buyer and each of the Buyer Material Subsidiaries has paid all Taxes, including installments on account of Taxes for the current year required by applicable Law, which are due and payable by it whether or not assessed by the appropriate Governmental Entity. Since such publication date, no material Liability in respect of Taxes not reflected in such statements or otherwise provided for has been assessed, proposed to be assessed, incurred or accrued, other than in the ordinary course. Neither the Buyer nor any Buyer Material Subsidiary has received any refund of Taxes to which it is not entitled.

(ii) The Buyer is a “Canadian corporation” for the purposes of the Tax Act.

(s)	Books and Records. The corporate records and minute books of the Buyer and the Buyer Material Subsidiaries have been maintained in all material respects in accordance with all applicable Laws, and the minute books of the Buyer and the Buyer Material Subsidiaries as provided to the Company are complete and accurate in all material respects as at the date stated therein. The corporate minute books for the Buyer and the Buyer Material Subsidiaries contain minutes of all meetings and resolutions of the directors and shareholders held. The financial books and records and accounts of the Buyer in all material respects: (a) have been maintained in accordance with good business practices and in accordance with IFRS and with the accounting principles generally accepted in the country of domicile of such entity, on a basis consistent with prior years; (b) are stated in reasonable detail and accurately and fairly reflect the material transactions and dispositions of assets of the Buyer; and (c) accurately and fairly reflect the basis for the Buyer’s consolidated financial statements.

B-10

(t)	Insurance.

(i) The Buyer has in place reasonable and prudent insurance policies appropriate for its size, nature and stage of development. All premiums payable prior to the date hereof under such policies of insurance have been paid, and neither the Buyer nor any Buyer Material Subsidiary has failed to give any notice or make a claim thereunder on a timely basis.

(ii) Each of such policies and other forms of insurance is in full force and effect on the date hereof and the Buyer will use commercially reasonable efforts to keep them in full force and effect or renew them as appropriate through the Effective Date. No written (or to the actual knowledge of the Buyer other) notice of cancellation or termination has been received by the Buyer or the Buyer Material Subsidiaries with respect to any such policy.

(u)	Non-Arm’s Length Transactions. Except as disclosed by the Buyer in the Buyer Filings, and except for director and officer indemnification agreements and employment or consultant compensation agreements entered into in the ordinary course, there are no current contracts, commitments, agreements, arrangements or other transactions (including relating to indebtedness by the Buyer or any of the Buyer Material Subsidiaries) between the Buyer or any of the Buyer Material Subsidiaries, on the one hand, and any person who was, at the time the contract, commitment, agreement, arrangement or other transaction was entered into (a) an officer or director of the Buyer or any of the Buyer Material Subsidiaries, (b) any holder of record or, to the knowledge of the Buyer, beneficial owner of five percent (5%) or more of the voting securities of the Buyer, or (c) any affiliate or associate of any officer, director or beneficial owner, on the other hand.

(v)	Environmental. Neither the Buyer nor any Buyer Material Subsidiary are in violation of any applicable federal, provincial, state, local, municipal or foreign statute, Law, rule, regulation, ordinance, code, policy or rule of common law or any judicial or administrative interpretation thereof, including any judicial or administrative order, consent, decree or judgment, relating to pollution or protection of human health, the environment (including, without limitation, ambient air, surface water, groundwater, land surface or subsurface strata) or wildlife, including, without limitation, Laws and regulations relating to the release or threatened release of chemical pollutants, contaminants, wastes, toxic substances, hazardous substances, petroleum or petroleum products (collectively, “Hazardous Materials”) or to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials (collectively, “Environmental Laws”). The Buyer and each Buyer Material Subsidiary have all permits, authorizations and approvals required under any applicable Environmental Laws for the conduct of their businesses as presently carried on and are in compliance with their requirements except where the failure to have such permits, authorizations or approvals or such non-compliance could not reasonably be expected to result in a Material Adverse Effect on the Buyer. There are no pending or, to the knowledge of the Buyer, threatened administrative, regulatory or judicial actions, suits, demands, demand letters, claims, liens, notices of noncompliance or violation, investigation or proceedings relating to any Environmental Laws against the Buyer or any of the Buyer Material Subsidiaries. There are no events or circumstances that would reasonably be expected to form the basis of an order for clean-up or remediation, or an action, suit, or proceeding by any private party or governmental body or agency, against or affecting the Buyer or any of its Subsidiaries relating to Hazardous Materials or any Environmental Laws.

B-11

(w)	Intellectual Property. The Buyer and each Buyer Material Subsidiary owns or has the valid rights to use all of the intellectual property rights, including: (i) patents and inventions; (ii) trademarks, service marks, trade dress, trade names, corporate names, logos, slogans and internet domain names, together with all goodwill associated with each of the foregoing; (iii) copyrights and copyrightable works in whatever form or medium; (iv) registrations, applications and renewals for any of the foregoing; (v) proprietary computer software (including but not limited to data, data bases and documentation); (vi) trade secrets, confidential information and know-how; and (vii) all licenses, agreements and other contracts and commitments relating to any of the foregoing (together, the “Intellectual Property”) necessary for the conduct of its respective business as currently conducted except where the failure to have such right could not reasonably be expected to result in a Material Adverse Effect on the Buyer. The Buyer and each Buyer Material Subsidiary have a valid and enforceable right to use all third-party Intellectual Property used or held for use in the business of the Buyer or a Subsidiary as currently conducted, as applicable except where the failure to have such right could not reasonably be expected to result in a Material Adverse Effect on the Buyer. All of the licenses and sublicenses and consent, royalty or other agreements concerning Intellectual Property that are material to the conduct of the business of the Buyer or a Subsidiary as currently conducted to which the Buyer or a Subsidiary, as applicable, is a party are valid and binding obligations of the Buyer or a Subsidiary, as applicable, enforceable in accordance with their terms, and, to the knowledge of the Buyer, there exists no event or condition that will result in a material violation or breach of or constitute (with or without due notice or lapse of time or both) a default by the Buyer or a Subsidiary, as applicable, under any such license agreement. To the Buyer’s knowledge, the conduct of the Buyer’s and each Subsidiary’s business as currently conducted does not infringe or otherwise impair or conflict with (collectively, “Infringe”) any Intellectual Property rights of any third-party or any confidentiality obligation owed to a third-party, and the Intellectual Property of the Buyer and the Subsidiaries which is material to the conduct of the business of the Buyer and the Subsidiaries as currently conducted or as currently proposed to be conducted is not, to the Buyer’s knowledge, being Infringed by any third-party. Except as set forth in the Buyer Disclosure Letter, there is no litigation or order pending or outstanding or, to the Buyer’s knowledge, threatened or pending that seeks to limit or challenge the ownership, use, validity or enforceability of any Intellectual Property of the Buyer or any Subsidiary and the Buyer’s and each Subsidiaries’ use of any Intellectual Property owned by a third-party. None of the Buyer or any Subsidiary has received any communications alleging that the Buyer or a Subsidiary has violated or, by conducting its business as presently proposed, could violate any Intellectual Property or other proprietary rights of any other person, nor, without undertaking an investigation, is the Buyer or any Subsidiary aware of any basis therefor.

(x)	Security Measures. The Buyer and each of the Buyer Material Subsidiaries have security measures and safeguards in place, consistent with generally accepted industry practice and applicable Laws, to protect all personal information and data it may collect and that is also created, obtained or kept by any person receiving access to any of such client information and data from the Buyer or a Subsidiary, or permitted by the Buyer or a Subsidiary to use, sell, handle or in any way deal with, including, but not limited to, subcontractors, bodies corporate, and researchers, from illegal or unauthorized access or use by them, their personnel or third parties, or access or use by them, their personnel or third parties in a manner that violates the privacy rights of such parties. The Buyer and each of the Buyer Material Subsidiaries have complied, in all material respects, with all privacy legislation under applicable Laws, and has not collected, received, stored, disclosed, transferred, used, misused or permitted unauthorized access to any information protected by applicable privacy legislation, whether collected directly or from third parties, in an unlawful manner. The Buyer and each Subsidiary have taken all reasonable steps to protect personal information against loss or theft and against unauthorized access, copying, use, modification, disclosure or other misuse.

B-12

(y)	IT Systems.

	(i)	There has been no security breach or other compromise of or relating to any of the Buyer’s or any of the Buyer Material Subsidiaries’ information technology and computer systems, networks, hardware, software, data (including the data of its respective customers, employees, suppliers, vendors and any third-party data maintained by or on behalf of it), equipment or technology (collectively, “IT Systems and Data”) and the Buyer and each Subsidiary have not been notified of, and have no knowledge of any event or condition that would reasonably be expected to result in, any security breach or other compromise to its IT Systems and Data.

	(ii)	The Buyer and each of the Buyer Material Subsidiaries are presently in compliance in all material respects with all applicable Laws or statutes and all judgments, orders, rules and regulations of any court or arbitrator or governmental or regulatory authority, internal policies and contractual obligations relating to the privacy and security of IT Systems and Data and to the protection of such IT Systems and Data from unauthorized use, access, misappropriation or modification, except as could not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect.

	(iii)	The Buyer and each of the Buyer Material Subsidiaries have implemented and maintained commercially reasonable safeguards to maintain and protect their material confidential information and the integrity, continuous operation, redundancy and security of all IT Systems and Data.

	(iv)	The Buyer and each of the Buyer Material Subsidiaries have implemented backup and disaster recovery technology consistent with industry standards and practices.

(z)	Restrictions on Business Activities. There is no agreement, judgment, injunction, order or decree binding upon the Buyer or the Buyer Material Subsidiaries that has or could reasonably be expected to have the effect of prohibiting, restricting or materially impairing any business practice of the Buyer or the Buyer Material Subsidiaries, any acquisition of property by the Buyer or Buyer Material Subsidiaries, or the conduct of business by the Buyer or Buyer Material Subsidiaries, as currently conducted (including following the transactions contemplated by this Agreement).

	(aa)	Material Contracts. Each Material Contract of the Buyer is as disclosed and described in the Buyer Filings. The Buyer and the Buyer Material Subsidiaries have performed in all material respects all respective obligations required to be performed by them to date under their Material Contracts. Neither the Buyer nor the Buyer Material Subsidiaries is in breach or default under any Material Contract to which it is a party or bound, nor does the Buyer have knowledge of any condition that with the passage of time or the giving of notice or both would result in such a breach or default, except in each case where any such breaches or defaults would not, individually or in the aggregate, result, or reasonably be expected to result, in a Material Adverse Effect on the Buyer. Neither Buyer nor the Buyer Material Subsidiaries knows of, nor have they received written notice of, any breach or default under (nor, to the knowledge of the Buyer, does there exist any condition which with the passage of time or the giving of notice or both would result in such a breach or default under) any such Material Contract by any other party thereto, except where any such violation or default would not, individually or in the aggregate, result, or reasonably be expected to result, in a Material Adverse Effect on the Buyer. Prior to the date hereof, the Buyer has made available to the Company true and complete copies of all of the Material Contracts of the Buyer. All of the Buyer’s Material Contracts are legal, valid, binding and in full force and effect and are enforceable by the Buyer (or the Buyer Material Subsidiaries, as the case may be) in accordance with their respective terms (subject to bankruptcy, insolvency and other applicable Laws affecting creditors’ rights generally, and to general principles of equity) and are the product of fair and arm’s length negotiations between the parties thereto. Neither the Buyer nor any of the Buyer Material Subsidiaries is a party to any Material Contract that contains any non-competition obligation or otherwise restricts in any material way the business of the Buyer or the Buyer Material Subsidiaries.

B-13

(bb)	No Cease Trade Orders. No Securities Authority or other Governmental Entity or any similar regulatory authority in any jurisdiction has issued any order which is currently outstanding preventing or suspending trading in any securities of the Buyer, and, to the knowledge of the Buyer, no such proceeding is pending, contemplated or threatened.

(cc)	Reporting Issuer Status. As of the date hereof, the Buyer is a reporting issuer not in default (or the equivalent) under the securities Laws of each of the provinces of Canada. The Buyer Shares are listed and posted for trading on the Cboe Exchange. The Buyer has not taken any action to cease to be a reporting issuer in any province of Canada.

(dd)	Stock Exchange Compliance. As of the date hereof, the Buyer Shares are listed and posted for trading on the Cboe Exchange and OTCQX, and the Buyer is in compliance in all material respects with the applicable listing rules and regulations of the Cboe Exchange and OTCQX. As of the date hereof, the Buyer is not required to file reports with the SEC pursuant to Section 13(a) and Section 15(d) of the U.S. Exchange Act. The Buyer has never distributed its securities in a jurisdiction outside of Canada and the United States that would result in it becoming subject to continuous disclosure or other public reporting requirements under any Laws outside of Canada and the United States.

(ee)	No Expropriation. No property or asset of the Buyer or any of its Subsidiaries has been taken or expropriated by any Governmental Entity, no notice or proceeding in respect thereof been given or commenced nor, to the knowledge of the Buyer, is there any intent or proposal to give any such notice or to commence any such proceeding.

(ff)	Money Laundering Laws. The operations of the Buyer and the Buyer Material Subsidiaries are and have been conducted at all times in compliance with applicable Money Laundering Laws, and no action, suit or proceeding by or before any Governmental Entity involving the Buyer or any of the Buyer Material Subsidiaries with respect to the Money Laundering Laws is pending or, to the knowledge of the Buyer, threatened.

(gg)	Anti-Corruption. None of the Buyer, any Buyer Material Subsidiaries, or, to the knowledge of the Buyer, any of its or their respective directors, executives, officers, representatives, agents or employees: (i) have used or is using any corporate funds for any illegal contributions, gifts, entertainment or other expenses relating to political activity that would be illegal; (ii) have failed to disclose fully any contribution in violation of any Law; (iii) have used or is using any corporate funds for any direct or indirect illegal payments to any foreign or domestic governmental officials or employees; (iv) have violated or is violating any provision of the United States Foreign Corrupt Practices Act of 1977, the Corruption of Foreign Public Officials Act (Canada) or any other applicable Law of similar effect; (v) have established or maintained, or is maintaining, any illegal fund of corporate monies or other properties; or (vi) have made any bribe, illegal rebate, illegal payoff, influence payment, kickback or other illegal payment of any nature.

(hh)	Sanctions. None of the Buyer, any of the Buyer Material Subsidiaries, or, to the knowledge of the Buyer, any of its or their respective directors, officers, agents, employees, affiliates or other person acting on behalf of the Buyer or any of the Buyer Material Subsidiaries, (i) is currently subject to any sanctions administered or enforced by the United States (including any sanctions administered or enforced by the Office of Foreign Assets Control of the U.S. Department of the Treasury, the U.S. Department of State or the Bureau of Industry and Security of the U.S. Department of Commerce), Canada (including sanctions administered or enforced by the Office of the Superintendent of financial institutions or other relevant sanctions authority) or other relevant sanctions authority such as the United Kingdom, the United Nations Security Council, the European Union or any of its member states (collectively, “Sanctions”), including Sanctions with respect to Russia, Crimea, Ukraine, Russian persons or Ukrainian persons, or (ii) is located, organized or resident in a country or territory that is, or whose government is, the subject of Sanctions that broadly prohibit dealings with that country or territory, including Russia, Crimea or the Ukraine.

B-14

(ii)	Bankruptcy Insolvency and Reorganization. The Buyer is not an insolvent person or insolvent within the meaning of the Bankruptcy and Insolvency Act (Canada) nor has the Buyer made an assignment in favour of its creditors nor a proposal in bankruptcy to its creditors or any class thereof nor had any petition for a receiving order presented in respect of it. The Buyer has not initiated proceedings with respect to a compromise or arrangement with its creditors or for its discontinuance, dissolution, bankruptcy, insolvency, winding up, liquidation or dissolution. No receiver has been appointed in respect of the Buyer or any of its property or assets and no execution or distress has been levied upon any of its property or assets. Except in connection with the transactions contemplated by this Agreement, no act or proceeding has been taken or authorized by or against the Buyer with respect to any amalgamation, merger, consolidation, arrangement or reorganization of, or relating to, the Buyer nor have any such proceedings been authorized by any other person.

(jj)	Accredited Investor. The Buyer is an “accredited investor” as defined in National Instrument 45-106 – Prospectus Exemptions and will furnish any information and documentation reasonably requested by the Company to assure compliance with applicable securities Laws in connection with the issuance and delivery of the Common Shares pursuant to the settlement of the Buyer Receivable.

(kk)	Resale Restriction. The Buyer understands and acknowledges that the Common Shares to be issued in connection with the settlement of the Buyer Receivable shall be subject to the restricted period set forth in subsection 2.5 of National Instrument 45-102 – Resale of Securities and that any certificate representing Common Shares issued in connection with Section 4.5 of this Agreement shall bear the following legend and, other than in connection with the transactions contemplated by this Agreement, the Buyer agrees to comply in all respects with such restrictive legend requirements set forth therein:

“UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE THE DATE THAT IS FOUR (4) MONTHS AND A DAY AFTER THE LATER OF: (I) [INSERT THE DISTRIBUTION DATE], AND THE DATE THE ISSUER BECAME A REPORTING ISSUER IN ANY PROVINCE OR TERRITORY OF CANADA.”

[Remainder of page intentionally left blank.]

Schedule C

representations and warranties of THE COMPANY

(a)	Organization and Qualification. The Company is duly incorporated and validly existing and in good standing under the BCBCA and has full corporate power and authority to own its assets and has all material Permits necessary to conduct its business as now owned and conducted. The Company is duly qualified to carry on business and is in good standing in each jurisdiction in which the character of its properties or the nature of its activities makes such qualification necessary, except where the failure to be so qualified will not, individually or in the aggregate, have a Material Adverse Effect on the Company. True and complete copies of the constating documents of the Company have been delivered or made available to the Buyer, and the Company has not taken any action to amend or supersede such documents.

(b)	Authority Relative to this Agreement. The Company has the requisite corporate power and authority to enter into this Agreement and to perform its obligations hereunder and to complete the Plan of Arrangement. The execution and delivery of this Agreement by the Company and the consummation by it of the transactions contemplated by this Agreement have been duly authorized by the Company Board, and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement other than the requisite Shareholder Approval in accordance with the Interim Order. This Agreement has been duly executed and delivered by the Company and constitutes a valid and binding obligation of the Company, enforceable by the Buyer against it in accordance with its terms, except as the enforcement thereof may be limited by bankruptcy, insolvency and other applicable Laws affecting the enforcement of creditors’ rights generally and subject to the qualification that equitable remedies may be granted only in the discretion of a court of competent jurisdiction.

(c)	No Conflict, Required Filings and Consent. Except as disclosed in the Company Disclosure Letter, the execution and delivery by the Company of this Agreement and the performance by it of its covenants hereunder and the completion of the Plan of Arrangement will not violate, conflict with or result in a breach of any provision of the constating documents of the Company or those of any of its Subsidiaries, and except as would not, individually or in the aggregate, have or reasonably be expected to have a Material Adverse Effect on the Company, will not: (a) violate, conflict with or result in a breach of: (i) any agreement, contract, indenture, deed of trust, mortgage, bond, instrument, authorization, licence or Permit to which the Company or any of the Company’s Subsidiaries is a party or by which either or any the Company’s Subsidiaries is bound; or (ii) any Law to which the Company or any of the Company’s Subsidiaries is subject or by which either or any of the Company’s Subsidiaries is bound; (b) give rise to any right of termination, or the acceleration of any indebtedness, under any such agreement, contract, indenture, authorization, deed of trust, mortgage, bond, instrument, licence or Permit; or (c) give rise to any rights of first refusal or rights of first offer, trigger any change in control or influence provisions or any restriction or limitation under any such agreement, contract, indenture, authorization, deed of trust, mortgage, bond, instrument, licence or Permit, or result in the imposition of any Encumbrance, charge or lien upon any of Company’s assets or the assets of any of the Company’s Subsidiaries. Other than the Interim Order and the Final Order, no authorization, consent or approval of, or filing with, any Governmental Entity or other authority is necessary on the part of the Company for the consummation by the Company of its obligations in connection with the Plan of Arrangement under this Agreement or for the completion of the Plan of Arrangement not to cause or result in any loss of any rights or assets or any interest therein held by the Company or any of the Company’s Subsidiaries in any material properties, except for such authorizations, consents, approvals and filings as to which the failure to obtain or make would not, individually or in the aggregate, prevent or materially delay consummation of the Plan of Arrangement.

C-2

(d)	Company Subsidiaries. The Company’s Subsidiaries set forth on Schedule C(d) of the Company Disclosure Letter are the only Subsidiaries of the Company, and the Company has no material interests in any other person. Each such Subsidiary is duly organized, validly existing and in good standing under the Laws of its jurisdiction of incorporation or organization, has full corporate power and authority to own its assets and conduct its business as now owned and conducted by it and is duly qualified to carry on business in each jurisdiction in which the character of its properties or the nature of its activities makes such qualification necessary, except where the failure to be so qualified would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect on the Company or any of its Subsidiaries. The Company beneficially owns, directly or indirectly, all of the issued and outstanding securities of each of the Company’s Subsidiaries. All of the outstanding shares in the capital of each of the Subsidiaries owned directly or indirectly by the Company that is a corporation are: (a) validly issued, fully-paid and non-assessable and all such shares are owned free and clear of all Encumbrances; and (b) are free of any other restrictions including any restriction on the right to vote, sell or otherwise dispose of shares. There are no outstanding options, rights, entitlements, understandings or commitments (contingent or otherwise) providing to any third-party the right to acquire any shares or other ownership interests in any Subsidiary of the Company.

(e)	Securities Regulatory Matters. The Company is not a reporting issuer within the meaning of applicable Canadian securities Laws in any Canadian or foreign jurisdiction. To the knowledge of the Company, it is not subject to an ongoing audit, review, comment or investigation by any Securities Authority.

(f)	Compliance with Laws.

(i) The operations of the Company and the Company’s Subsidiaries have been and are now conducted in compliance with all applicable Laws of each jurisdiction, the Laws of which have been and are now applicable to the operations of the Company or of any of the Company’s Subsidiaries and none of Company or any of the Company’s Subsidiaries has received any notice of any alleged violation of any such Laws, other than non-compliance or alleged violations which, individually or in the aggregate, would not have a Material Adverse Effect on the Company.

(ii) None of the Company or any of the Company’s Subsidiaries is in conflict with, or in default (including cross defaults) under or in violation of: (A) its constating documents or, as applicable, equivalent organizational documents; or (B) any agreement or understanding to which it or by which any of the properties or assets in which it has a controlling interest or an option to acquire a controlling interest is bound or affected, except for such conflicts, defaults or violations which, individually or in the aggregate, would not have a Material Adverse Effect on the Company.

(g) Company Authorizations. The Company and each of the Company’s Subsidiaries have obtained all authorizations necessary for the ownership, operation, development, maintenance, or use of the material assets of the Company or the Company’s Subsidiaries or otherwise in connection with the material business or operations of the Company or the Company’s Subsidiaries as presently carried on, and such authorizations are in full force and effect in all material respects. The Company and each of the Company’s Subsidiaries have fully complied with and are in compliance with all authorizations, except, in each case, for such non-compliance which, individually or in the aggregate, would not have a Material Adverse Effect on the Company. There is no action, investigation or proceeding pending or, to the knowledge of the Company, threatened regarding any of the authorizations. None of the Company or any Subsidiary of the Company has received any notice, whether written or oral, of revocation or non-renewal of any such authorizations, or of any intention of any person to revoke or refuse to renew any of such authorizations, except in each case, for revocations or non-renewals which, individually or in the aggregate, would not have a Material Adverse Effect on the Company and, to the knowledge of the Company, all such authorizations continue to be effective in order for the Company and the Company’s Subsidiaries to continue to conduct their respective businesses as they are currently being conducted.

C-3

(h)	Capitalization and Listing.

	(i)	The authorized share structure of the Company consists of an unlimited number of Company Shares, an unlimited number of Class A Tracking Shares, an unlimited number of Class B Tracking Shares and an unlimited number of Class C Tracking Shares. As at the date of this Agreement, there are: (A) 10,000,000 Common Shares issued and outstanding; (B) 783,000 Class A Tracking Shares issued and outstanding; (C) 859,000 Class B Tracking Shares issued and outstanding; and (D) 866,000 Class C Tracking Shares issued and outstanding. The Company Disclosure Letter sets out a true and complete list of the registered holders of the Company Shares as at the date hereof and the number and class of Company Shares held by such registered holders.

	(ii)	There are no outstanding contractual obligations of the Company or any of the Company’s Subsidiaries to repurchase, redeem or otherwise acquire any Company Shares or any shares of any of the Company’s Subsidiaries. No Subsidiary of the Company owns any Company Shares.

	(iii)	All outstanding Company Shares have been issued or granted, as applicable, in compliance in all material respects with all applicable securities Laws.

(i)	Shareholder and Similar Agreements. The Company is not party to any shareholder, pooling, voting trust or other similar agreement relating to the issued and outstanding shares in the authorized share structure of the Company or any of the Company’s Subsidiaries.

(j)	Financial Statements.

	(i)	The unaudited quarterly consolidated financial statements of the Company for the period ended September 30, 2023 (including the notes thereto) (the “Quarterly Financial Statements”) have been, and all financial statements of the Company in respect of any subsequent periods prior to the Effective Date will be, prepared in accordance with IFRS applied on a basis consistent with prior periods and present fairly, in all material respects, the assets, liabilities, consolidated financial position of the Company as of the respective dates thereof and its quarterly results of operations and cash flows for the respective periods covered thereby (except as may be indicated expressly in the notes thereto). The Quarterly Financial Statements are accurate and complete in all material respects and are based upon and are consistent with the books and records of the Company.

	(ii)	Neither the Company nor any Subsidiary of the Company is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet arrangement or any similar contract (including any contract relating to any transaction or relationship between or among the Company or any of the Company’s Subsidiaries, on the one hand, and any unconsolidated affiliate, including any structured finance, special purpose or limited purpose entity or person, on the other hand) where the result, purpose or effect of such contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company or any of the Company’s Subsidiaries, in the financial statements of the Company.

C-4

(iii) Neither the Company nor any Subsidiary of the Company nor, to the Company’s knowledge, any director, officer, auditor, accountant or representative of the Company or any Subsidiary of the Company has received or otherwise had or obtained knowledge of any complaint, allegation, assertion, or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or any of the Company’s Subsidiaries or their respective internal accounting controls, including any complaint, allegation, assertion, or claim that the Company or any of the Company’s Subsidiaries has engaged in questionable accounting or auditing practices, which has not been resolved to the satisfaction of the audit committee of the Company Board.

(k)	No Undisclosed Liabilities. Neither the Company nor any Subsidiary of the Company has any Liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, except for: (i) Liabilities and obligations that are disclosed in the Company Disclosure Letter; (ii) Liabilities and obligations specifically presented on the quarterly balance sheet of Company as of September 30, 2023 (the “Company Balance Sheet”) or disclosed in the notes thereto; or (iii) Liabilities and obligations incurred in the ordinary course since September 30, 2023 that are not and would not, individually or in the aggregate with all other liabilities and obligations of the Company and the Company’s Subsidiaries (other than those disclosed on the Company Balance Sheet and/or in the notes to the Company financial statements), reasonably be expected to have a Material Adverse Effect on the Company, or, as a consequence of the consummation of the Plan of Arrangement, have a Material Adverse Effect on the Company.

(l)	No Hedging. Neither the Company nor any of the Company’s Subsidiaries have, on the date of this Agreement, any foreign currency hedging or commodity hedging arrangements in effect.

(m)	Interest in Properties. Except as disclosed in the Company Disclosure Letter, the Company and its Subsidiaries do not, directly or indirectly, own or lease any material interest in any real property.

(n)	Operational Matters. Except as would not, individually or in the aggregate, be reasonably expected to result in a Material Adverse Effect on the Company:

(i) all rentals, net profits, interest burdens, payments and obligations due and payable, or performable, as the case may be, on or prior to the date hereof under, with respect to, or on account of, any direct or indirect assets of the Company and the Company’s Subsidiaries, have been: (A) duly paid; (B) duly performed; or (C) provided for prior to the date hereof; and

(ii) except as disclosed in the Company Disclosure Letter, all costs, expenses, and Liabilities payable on or prior to the date hereof under the terms of any Material Contracts to which the Company or any of the Company’s Subsidiaries is directly or indirectly bound have been properly and timely paid, except for such expenses that are being currently paid prior to delinquency in the ordinary course.

(o)	Employment Matters.

(i) Except as disclosed in the Company Disclosure Letter, neither the Company nor any Subsidiary of the Company has entered into any written or oral agreement or understanding providing for severance or termination payments to any director, officer or employee in connection with the termination of their position or their employment as a direct result of a change in control of the Company (including as a result of the Plan of Arrangement).

C-5

(ii)	Neither the Company nor any Subsidiary of the Company (i) is a party to any collective bargaining agreement, or (ii) is subject to any application for certification or, to the knowledge of the Company, threatened or apparent union-organizing campaigns for employees not covered under a collective bargaining agreement. To the knowledge of the Company, no fact or event exists that is likely to give rise to a change in this representation on or before the Effective Date.

(iii)	Neither the Company nor any Subsidiary of the Company is subject to any claim for wrongful dismissal, constructive dismissal or any other tort claim, actual or, to the knowledge of the Company, threatened, or any litigation actual, or to the knowledge of the Company, threatened, relating to employment or termination of employment of employees or independent contractors of the Company. No labour strike, lock-out, slowdown or work stoppage is pending or directly affecting the Company or, to the knowledge of the Company, threatened against the Company.

(iv)	The Company Disclosure Letter contains a complete and accurate list of all employees of the Company and any Subsidiary of the Company as of February 29, 2024, specifying: (i) each employee’s name; (ii) their start date; (iii) their length of service; (iv) the province or other jurisdiction of their employment; (v) their position; (vi) their employee type and classification as full or part-time and, if applicable, as exempt or non-exempt or other eligibility for overtime pay; (vii) their compensation (broken down by base salary or hourly wage, target bonus percentage, commission and other compensation); and (viii) their current status (on leave/active/inactive). Except as disclosed in the Company Disclosure Letter, no employee is on short-term or long-term disability leave, receiving benefits pursuant to applicable workers’ compensation insurance Laws or otherwise an inactive employee, or performing services pursuant to a work permit, visa or similar authorization.

(v)	The Company Disclosure Letter contains a complete and accurate list of all independent contractors engaged by the Company or any Subsidiary of the Company as of February 29, 2024, specifying: (i) each independent contractor’s name; (ii) the nature of the services provided; (iii) the amount of services provided; (iv) the initial date retained by the Company to perform services; (v) the primary location from which services are performed; (vi) fee or compensation arrangements; (vii) any notice period required for termination of the relationship; and (viii) other contractual terms with the Company if such terms do not appear in a written agreement.

(vi)	Except as disclosed in the Company Disclosure Letter, all amounts due or accrued due for all salary, wages, bonuses, vacation with pay, workers compensation and other benefits for the period up to February 29, 2024 have either been paid or are accurately reflected in the Company’s financial books and records in all material respects.

(vii)	Except as disclosed in the Company Disclosure Letter, neither the execution of this Agreement nor the consummation of the Plan of Arrangement and the other transactions contemplated in this Agreement will:

	(A)	result in any payment (including, without limitation, bonus, golden parachute, retirement, severance, retiring allowance or similar payment, or any other benefit or enhanced benefit) becoming due or payable to any current or former employee of the Company; or

	(B)	increase the rate of wages, salaries, commissions, bonuses, incentive compensation or other remuneration, severance entitlements, or benefits otherwise payable to any current or former employee of the Company.

C-6

	(viii)	Neither the Company nor any of Subsidiary of the Company currently sponsors, maintains, contributes to or has any material Liability under, and has not in the past five (5) years sponsored, maintained, contributed to or incurred any Liability under, a “registered pension plan” or a “retirement compensation arrangement”, each as defined under the Tax Act, a “pension plan” as defined under applicable pension benefits standards legislation, or any other plan organized and administered to provide pensions for Company employees or former Company employees.

	(ix)	Neither the Company nor any of Subsidiary of the Company currently has in place any plan, program, policy, agreement, collective bargaining agreement or other arrangement providing for compensation, severance, deferred compensation, performance awards, stock or stock-based awards, fringe, retirement, death, disability or medical benefits or other employee benefits or remuneration of any kind, including each employment, severance, retention, change in control or consulting plan, program, arrangement or agreement, in each case whether written or unwritten or otherwise, funded or unfunded, which is or has been sponsored, maintained, contributed to, or required to be contributed to, by the Company or any of the Company’s Subsidiaries for the benefit of any current or former employee, independent contractor, consultant or director of the Company or any of the Company’s Subsidiaries, or with respect to which the Company or any of the Company’s Subsidiaries has or may have any material Liability.

	(x)	The Company is in material compliance with all terms and conditions of employment and all Employment Laws. Neither the Company nor any of Subsidiary of the Company is subject to any outstanding grievance, complaint, investigation, or orders under any Employment Law, or any claim for wrongful dismissal, constructive dismissal, unfair labour practice or any other claim or litigation relating to employment or termination of employment or relationships of the Company’s employees or independent contractors which, if adversely determined, would have, or reasonably could be expected to have, a Material Adverse Effect on the Company, or prevent or materially delay the consummation of the Arrangement and, to the knowledge of the Company, no such claims or litigation are threatened.

(p)	Absence of Certain Changes or Events. Except as disclosed in the Company Disclosure Letter, since September 30, 2023:

	(i)	the Company and the Company’s Subsidiaries have conducted their respective businesses only in the ordinary course;

	(ii)	no Liability or obligation of any nature (whether absolute, accrued, contingent or otherwise) which has had or is reasonably likely to have a Material Adverse Effect on the Company has been incurred;

	(iii)	there has not been any event, circumstance or occurrence which has had or is reasonably likely to give rise to a Material Adverse Effect on the Company;

	(iv)	there has not been any change in the accounting practices used by the Company or the Company’s Subsidiaries;

	(v)	there has not been any increase in the salary, bonus, or other remuneration payable to any non-executive employees of any of the Company or the Company’s Subsidiaries;

C-7

	(vi)	there has not been any change in the remuneration or compensation paid to the directors of the Company or the Company’s Subsidiaries;

	(vii)	there has not been any redemption, repurchase or other acquisition of Company Shares by the Company, or any declaration, setting aside or payment of any dividend or other distribution (whether in cash, shares or property) with respect to the Company Shares;

	(viii)	there has not been any entering into, or an amendment of, any Material Contract;

	(ix)	there has not been any satisfaction or settlement of any material claims or material liabilities that were not reflected in the Company’s or the Company’s Subsidiaries’ audited financial statements, other than the settlement of claims or liabilities incurred in the ordinary course; and

	(x)	there has not been any increase in the salary, bonus, or other remuneration payable to any officers or senior or executive officers of the Company or the Company’s Subsidiaries.

(q)	Litigation. Except as disclosed in the Company Disclosure Letter, there is no claim, action, proceeding or investigation pending or, to the knowledge of Company, threatened against or relating to the Company or any of the Company’s Subsidiaries, the business of the Company or any of the Company’s Subsidiaries, or affecting any of their properties or assets, before or by any Governmental Entity which, if adversely determined, would have, or reasonably would be expected to have, a Material Adverse Effect on the Company or prevent or materially delay the consummation of the Plan of Arrangement, nor to the knowledge of the Company are there any events or circumstances which would reasonably be expected to give rise to any such claim, action, proceeding or investigation (provided that this representation shall not apply to claims, actions, proceedings, or investigations which may arise after the date of this Agreement which do not have a reasonable prospect of succeeding or, if successful, would not give rise to, nor reasonably be expected to give rise to, a Material Adverse Effect on the Company). Neither the Company nor any Subsidiary of the Company is subject to any outstanding order, writ, injunction or decree which has had or is reasonably likely to have a Material Adverse Effect on the Company or which would reasonably be expected to prevent or materially delay consummation of the transactions contemplated by this Agreement.

(r)	Taxes.

	(i)	Each of the Company and each of the Company’s Subsidiaries has duly and in a timely manner made or prepared all Tax Returns required to be made or prepared by it, and duly and in a timely manner filed all Tax Returns required to be filed by it with the appropriate Governmental Entity, such Tax Returns were complete and correct in all material respects and the Company and each of the Company’s Subsidiaries has paid all Taxes, including installments on account of Taxes for the current year required by applicable Law, which are due and payable by it whether or not assessed by the appropriate Governmental Entity. No extension of time in which to file any such Tax Returns is in effect. Since such publication date, no material Liability in respect of Taxes not reflected in such statements or otherwise provided for has been assessed, proposed to be assessed, incurred or accrued, other than in the ordinary course. Neither the Company nor any Subsidiary of the Company has received any refund of Taxes to which it is not entitled.

	(ii)	The shares of the Company do not constitute “taxable Canadian property” for the purposes of the Tax Act.

C-8

(s)	Books and Records. The corporate records and minute books of the Company and the Company’s Subsidiaries have been maintained in accordance with all applicable Laws, and the minute books of the Company and the Company’s Subsidiaries as provided to the Buyer are complete and accurate in all material respects. The corporate minute books for the Company and the Company’s Subsidiaries contain minutes of all meetings and resolutions of the directors and shareholders held. The financial books and records and accounts of the Company and the Company’s Subsidiaries in all material respects: (a) have been maintained in accordance with good business practices and in accordance with IFRS and with the accounting principles generally accepted in the country of domicile of each such entity, on a basis consistent with prior years; (b) are stated in reasonable detail and, in the case of the Company’s Subsidiaries, during the period of time when owned by the Company, accurately and fairly reflect the transactions and dispositions of assets of the Company and the Company’s Subsidiaries; and (c) in the case of the Company’s Subsidiaries, during the period of time when owned by the Company, accurately and fairly reflect the basis for the Company’s consolidated financial statements.

(t)	Insurance.

(i)	The Company has in place reasonable and prudent insurance policies appropriate for its size, nature and stage of development. All premiums payable prior to the date hereof under such policies of insurance have been paid, and neither the Company nor any Subsidiary of the Company has failed to give any notice or make a claim thereunder on a timely basis.

(ii)	Each of such policies and other forms of insurance is in full force and effect on the date hereof and the Company will use commercially reasonable efforts to keep them in full force and effect or renew them as appropriate through the Effective Date. No written (or to the actual knowledge of the Company other) notice of cancellation or termination has been received by the Company or any of the Company’s Subsidiaries with respect to any such policy.

(u)	Non-Arm’s Length Transactions. Except for the transactions contemplated in this Agreement, director and officer indemnification agreements and employment or consultant compensation agreements entered into in the ordinary course, there are no current contracts, commitments, agreements, arrangements or other transactions (including relating to indebtedness by the Company or any of the Company’s Subsidiaries) between the Company or any of the Company’s Subsidiaries, on the one hand, and any person who was, at the time the contract, commitment, agreement, arrangement or other transaction was entered into (a) an officer or director of the Company or any of the Company’s Subsidiaries, (b) any holder of record or, to the knowledge of the Company, beneficial owner of five percent (5%) or more of the voting securities of the Company, or (c) any affiliate or associate of any officer, director or beneficial owner, on the other hand.

C-9

(v)	Environmental. Neither the Company nor any Subsidiary of the Company are in violation of any applicable federal, provincial, state, local, municipal or foreign statute, Law, rule, regulation, ordinance, code, policy or rule of common law or any judicial or administrative interpretation thereof, including any judicial or administrative order, consent, decree or judgment, relating to pollution or protection of human health, the environment (including, without limitation, ambient air, surface water, groundwater, land surface or subsurface strata) or wildlife, including, without limitation, Laws and regulations relating to the release or threatened release of Hazardous Materials. The Company and its Subsidiaries have all permits, authorizations and approvals required under any applicable Environmental Laws for the conduct of their businesses as presently carried on and are in compliance with their requirements except where the failure to have such permits, authorizations or approvals or such non-compliance could not reasonably be expected to result in a Material Adverse Effect on the Company. There are no pending or, to the knowledge of the Company, threatened administrative, regulatory or judicial actions, suits, demands, demand letters, claims, liens, notices of noncompliance or violation, investigation or proceedings relating to any Environmental Laws against the Company or any of its Subsidiaries. There are no events or circumstances that would reasonably be expected to form the basis of an order for clean-up or remediation, or an action, suit, or proceeding by any private party or governmental body or agency, against or affecting the Company or any of its Subsidiaries relating to Hazardous Materials or any Environmental Laws.

(w)	Intellectual Property. The Company and each Subsidiary owns or has the valid rights to use all of the Intellectual Property necessary for the conduct of its respective business as currently conducted except where the failure to have such right could not reasonably be expected to result in a Material Adverse Effect on the Company. The Company and each Subsidiary have a valid and enforceable right to use all third-party Intellectual Property used or held for use in the business of the Company or a Subsidiary as currently conducted, as applicable except where the failure to have such right could not reasonably be expected to result in a Material Adverse Effect on the Company. All of the licenses and sublicenses and consent, royalty or other agreements concerning Intellectual Property that are material to the conduct of the business of the Company or a Subsidiary as currently conducted to which the Company or a Subsidiary, as applicable, is a party are valid and binding obligations of the Company or a Subsidiary, as applicable, enforceable in accordance with their terms, and, to the knowledge of the Company, there exists no event or condition that will result in a material violation or breach of or constitute (with or without due notice or lapse of time or both) a default by the Company or a Subsidiary, as applicable, under any such license agreement. To the knowledge of the Company, the conduct of the Company’s and each Subsidiary’s business as currently conducted does not Infringe or otherwise impair or conflict with any Intellectual Property rights of any third-party or any confidentiality obligation owed to a third-party, and the Intellectual Property of the Company and the Subsidiaries which is material to the conduct of the business of the Company and the Subsidiaries as currently conducted or as currently proposed to be conducted is not, to the Company’s knowledge, being Infringed by any third-party. There is no litigation or order pending or outstanding or, to the Company’s knowledge, threatened or pending that seeks to limit or challenge the ownership, use, validity or enforceability of any Intellectual Property of the Company or any Subsidiary and the Company’s and each Subsidiaries’ use of any Intellectual Property owned by a third-party. None of the Company or any Subsidiary has received any communications alleging that the Company or a Subsidiary has violated or, by conducting its business as presently proposed, could violate any Intellectual Property or other proprietary rights of any other person, nor, without undertaking an investigation, is the Company or any Subsidiary aware of any basis therefor.

C-10

(x)	Security Measures. The Company and each Subsidiary have security measures and safeguards in place, consistent with generally accepted industry practice and applicable Laws, to protect all personal information and data it may collect and that is also created, obtained or kept by any person receiving access to any of such client information and data from the Company or a Subsidiary of the Company, or permitted by the Company or a Subsidiary of the Company to use, sell, handle or in any way deal with, including, but not limited to, subcontractors, bodies corporate, and researchers, from illegal or unauthorized access or use by them, their personnel or third parties, or access or use by them, their personnel or third parties in a manner that violates the privacy rights of such parties. The Company and each Subsidiary have complied, in all material respects, with all privacy legislation under applicable Laws, and has not collected, received, stored, disclosed, transferred, used, misused or permitted unauthorized access to any information protected by applicable privacy legislation, whether collected directly or from third parties, in an unlawful manner. The Company and each Subsidiary have taken all reasonable steps to protect personal information against loss or theft and against unauthorized access, copying, use, modification, disclosure or other misuse.

(y)	IT Systems.

	(i)	There has been no security breach or other compromise of or relating to any of the Company’s or any of its Subsidiaries’ information technology and computer systems, networks, hardware, software, data (including the data of its respective customers, employees, suppliers, vendors and any third-party data maintained by or on behalf of it), equipment or technology and the Company and each Subsidiary have not been notified of, and have no knowledge of any event or condition that would reasonably be expected to result in, any security breach or other compromise to its IT Systems and Data.

	(ii)	The Company and each Subsidiary of the Company are presently in compliance in all material respects with all applicable Laws or statutes and all judgments, orders, rules and regulations of any court or arbitrator or governmental or regulatory authority, internal policies and contractual obligations relating to the privacy and security of IT Systems and Data and to the protection of such IT Systems and Data from unauthorized use, access, misappropriation or modification, except as could not, in the case of this subsection (y)(ii), individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect.

	(iii)	The Company and each Subsidiary of the Company have implemented and maintained commercially reasonable safeguards to maintain and protect their material confidential information and the integrity, continuous operation, redundancy and security of all IT Systems and Data.

(z)	Restrictions on Business Activities. There is no agreement, judgment, injunction, order or decree binding upon the Company or any of the Company’s Subsidiaries that has or could reasonably be expected to have the effect of prohibiting, restricting or materially impairing any business practice of the Company or any of the Company’s Subsidiaries, any acquisition of property by the Company or any of the Company’s Subsidiaries, or the conduct of business by the Company or any of the Company’s Subsidiaries, as currently conducted (including following the transactions contemplated by this Agreement).

C-11

(aa)	Material Contracts. The Company Disclosure Letter sets out a full and complete list of the Company’s Material Contracts. The Company and each of the Company’s Subsidiaries have performed in all material respects all respective obligations required to be performed by them to date under their Material Contracts. Neither the Company nor any of the Company’s Subsidiaries is in breach or default under any Material Contract to which it is a party or bound, nor does the Company have knowledge of any condition that with the passage of time or the giving of notice or both would result in such a breach or default, except in each case where any such breaches or defaults would not, individually or in the aggregate, result, or reasonably be expected to result, in a Material Adverse Effect on the Company. Neither the Company nor any of the Company’s Subsidiaries knows of, nor have they received written notice of, any breach or default under (nor, to the knowledge of the Company, does there exist any condition which with the passage of time or the giving of notice or both would result in such a breach or default under) any such Material Contract by any other party thereto except where any such violation or default would not, individually or in the aggregate, result, or reasonably be expected to result, in a Material Adverse Effect on the Company. Prior to the date hereof, the Company has made available to the Buyer true and complete copies of all of the Material Contracts of the Company and the Company’s Subsidiaries. All of the Company’s and each of the Company’s Subsidiaries’ Material Contracts are legal, valid, binding and in full force and effect and are enforceable by the Company (or any Subsidiary of the Company, as the case may be) in accordance with their respective terms (subject to bankruptcy, insolvency and other applicable Laws affecting creditors’ rights generally, and to general principles of equity) and are the product of fair and arm’s length negotiations between the parties thereto. Neither the Company nor any Subsidiary of the Company is a party to any Material Contract that contains any non-competition obligation or otherwise restricts in any material way the business of the Company or any of the Company’s Subsidiaries.

(bb)	Fees and Expenses. The Company Disclosure Letter sets forth: (A) the aggregate amount of fees payable to any broker, investment banker, financial advisor or other person entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of the Company; (B) the amount of fees and expenses reasonably attributable to this Agreement and the transactions contemplated hereby that the Company has incurred to date and an estimate of the amount of fees and expenses that the Company expects to incur by the Effective Date (other than the fees and expenses payable to those brokers identified pursuant to (A) of this paragraph); and (C) the amount of such fees and expenses that has been paid to date.

(cc)	No Cease Trade Orders. No Securities Authority or other Governmental Entity or any similar regulatory authority in any jurisdiction has issued any order which is currently outstanding preventing or prohibiting the sale of the Company Shares, and no such proceeding is pending, contemplated or, to the knowledge of the Company, threatened.

(dd)	Approvals and Recommendation. The Company Board has received a fairness opinion and the Company Board (other than the directors who have abstained from voting, if applicable) has unanimously, after receiving legal and financial advice, determined that the Plan of Arrangement is in the best interests of the Company and recommends that Company Shareholders each vote in favour of the Arrangement Resolution.

(ee)	No Expropriation. No property or asset of the Company or the Company’s Subsidiaries has been taken or expropriated by any Governmental Entity, no notice or proceeding in respect thereof been given or commenced nor, to the knowledge of the Company, is there any intent or proposal to give any such notice or to commence any such proceeding.

(ff)	Money Laundering Laws. The operations of the Company and each of its Subsidiaries are and have been conducted at all times in compliance with applicable Money Laundering Laws, and no action, suit or proceeding by or before any Governmental Entity involving the Company or any of the Company’s Subsidiaries with respect to the Money Laundering Laws is pending or, to the knowledge of the Company, threatened.

C-12

(gg)	Anti-Corruption. None of the Company, any of the Company’s Subsidiaries, or, to the knowledge of the Company, any of its or their respective directors, executives, officers, representatives, agents or employees: (i) have used or is using any corporate funds for any illegal contributions, gifts, entertainment or other expenses relating to political activity that would be illegal; (ii) have failed to disclose fully any contribution in violation of any Law; (iii) have used or is using any corporate funds for any direct or indirect illegal payments to any foreign or domestic governmental officials or employees; (iv) have violated or is violating any provision of the United States Foreign Corrupt Practices Act of 1977, the Corruption of Foreign Public Officials Act (Canada) or any other applicable Law of similar effect; (v) have established or maintained, or is maintaining, any illegal fund of corporate monies or other properties; or (vi) have made any bribe, illegal rebate, illegal payoff, influence payment, kickback or other illegal payment of any nature.

(hh)	Sanctions. None of the Company, any of the Company’s Subsidiaries, or, to the knowledge of the Company, any of its or their respective directors, officers, agents, employees, affiliates or other person acting on behalf of the Buyer or any of the Company’s Subsidiaries, (i) is currently subject to any Sanctions, including Sanctions with respect to Russia, Crimea, Ukraine, Russian persons or Ukrainian persons, or (ii) is located, organized or resident in a country or territory that is, or whose government is, the subject of Sanctions that broadly prohibit dealings with that country or territory, including Russia, Crimea or the Ukraine.

(ii)	Competition Act. Neither the aggregate value of the assets of the Company in Canada nor the gross revenues from sales in or from Canada generated from those assets, as determined in accordance with Part IX of the Competition Act (Canada) meet or exceed the applicable threshold for any pre-closing notification or review as the case may be.

(jj)	U.S. Matters. The Company has no classes of securities that is registered or required to be registered under Section 12 of the U.S. Exchange Act, nor is the Company subject to any reporting obligation under Section 15(d) of the U.S. Securities Act. Neither the Company nor any of the Company’s Subsidiaries has ever had a class of securities registered under Section 12 of the U.S. Exchange Act. Neither the Company nor any Subsidiary of the Company is an “investment company” registered or required to be registered under the U.S. Investment Company Act of 1940, as amended.

(kk)	Banking Information. The Company Disclosure Letter sets forth the name and location (including municipal address) of each bank, trust company or other institution in which the Company has an account, money on deposit or a safety deposit box and the name of each person authorized to draw thereon or to have access thereto.

(ll)	Bankruptcy Insolvency and Reorganization. The Company is not an insolvent person or insolvent within the meaning of the Bankruptcy and Insolvency Act (Canada) nor has the Company made an assignment in favour of its creditors nor a proposal in bankruptcy to its creditors or any class thereof nor had any petition for a receiving order presented in respect of it. The Company has not initiated proceedings with respect to a compromise or arrangement with its creditors or for its discontinuance, dissolution, bankruptcy, insolvency, winding up, liquidation or dissolution. No receiver has been appointed in respect of the Company or any of its property or assets and no execution or distress has been levied upon any of its property or assets. Except in connection with the transactions contemplated by this Agreement, no act or proceeding has been taken or authorized by or against the Company with respect to any amalgamation, merger, consolidation, arrangement or reorganization of, or relating to, the Company nor have any such proceedings been authorized by any other person.

Schedule D

FORM OF ARRANGEMENT RESOLUTION

BE IT RESOLVED THAT:

1.	the arrangement (the “Arrangement”) under Part 9, Division 5 of the Business Corporations Act (British Columbia) (the “BCBCA”) involving Solar Flow-Through Funds Ltd. (the “Company”) pursuant to the arrangement agreement between the Company and SolarBank Corporation dated March 19, 2024 (the “Arrangement Agreement”), all as more particularly described and set forth in the Management Information Circular of the Company dated [●, 2024] (the “Circular”), accompanying the notice of this meeting (as the Arrangement may be, or may have been, modified or amended in accordance with its terms), is hereby authorized, approved and adopted;

2.	the plan of arrangement, as it may be or has been duly amended, modified or supplemented (the “Plan of Arrangement”), involving the Company and implementing the Arrangement, the full text of which is set out in Appendix [●] to the Circular (as the Plan of Arrangement may be, or may have been, duly amended, modified or supplemented), is hereby approved and adopted;

3.	the Arrangement Agreement, the actions of the directors of the Company in approving the Arrangement and the actions of the directors and officers of the Company in executing and delivering the Arrangement Agreement and any amendments thereto are hereby ratified and approved;

4.	notwithstanding that this resolution has been passed (and the Arrangement adopted) by the Company Shareholders (as defined in the Arrangement Agreement) or that the Arrangement has been approved by the Supreme Court of British Columbia, the directors of the Company are hereby authorized and empowered, without further notice to, or approval of, the Company Shareholders:

(a) to amend the Arrangement Agreement or the Plan of Arrangement to the extent permitted by the Arrangement Agreement and the Plan of Arrangement; or

(b) subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement;

5.	any director or officer of the Company is hereby authorized and directed for and on behalf of the Company to execute, whether under the corporate seal of the Company or otherwise, and deliver any and all documents, records and information that are required or desirable to be filed under the BCBCA in connection with the Arrangement Agreement or the Plan of Arrangement; and

6.	any one or more directors or officers of the Company is hereby authorized, for and on behalf and in the name of the Company, to execute, whether under the corporate seal of the Company or otherwise, and deliver all such agreements, forms, waivers, notices, certificates, confirmations and other documents and instruments, and to do or cause to be done all such other acts and things, as in the opinion of such director or officer may be necessary, desirable or useful for the purpose of giving effect to these resolutions, the Arrangement Agreement and the completion of the Plan of Arrangement in accordance with the terms of the Arrangement Agreement, including:

(a) all actions required to be taken by or on behalf of the Company, and all necessary filings and obtaining the necessary approvals, consents and acceptances of appropriate regulatory authorities; and

(b) the signing of the certificates, consents and other documents or declarations required under the Arrangement Agreement or otherwise to be entered into by the Company,

such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

Schedule E
FORM OF RIGHTS INDENTURE

Please see attached.

SOLARBANK CORPORATION

AND

ENDEAVOR TRUST CORPORATION

RIGHTS INDENTURE

DATED [●], 2024

ARTICLE 5 ROLE OF RIGHTS AGENT		20

5.1	Role as Rights Agent	20

ARTICLE 6 DISPUTE MECHANISM		20

6.1	Disputed Matters	20
6.2	Arbitration	21
6.3	Waiver of Default	21

ARTICLE 7 MEETINGS OF HOLDERS OF RIGHTS		21

7.1	Right to Convene Meeting	21
7.2	Notice of Meetings	22
7.3	Chairman	22
7.4	Quorum	22
7.5	Power to Adjourn	22
7.6	Voting at Meetings	22
7.7	Voting	23
7.8	Regulations	23
7.9	SolarBank and Rights Agent May Be Represented	24
7.10	Powers Exercisable by Extraordinary Resolution	24
7.11	Meaning of “Extraordinary Resolution”	25
7.12	Powers Cumulative	25
7.13	Minutes	25
7.14	Instruments in Writing	26
7.15	Binding Effect of Resolutions	26

ARTICLE 8 ADJUSTMENT OF THE CVR PAYMENT AMOUNT		26

8.1	Definitions	26
8.2	Adjustment	26
8.3	Adjustment Rules	27
8.4	Notice of Certain Events	28

ARTICLE 9 NOTICES		28

9.1	Notice to SolarBank and the Rights Agent	28
9.2	Notice to the Holders	29

ARTICLE 10 CONCERNING THE RIGHTS AGENT		30

10.1	No Conflict of Interest	30
10.2	Replacement of Rights Agent	30
10.3	Evidence, Experts and Advisers	31
10.4	Rights Agent May Deal in Securities	31
10.5	Rights Agent Not Ordinarily Bound	32
10.6	Rights Agent Not Required to Give Security	32
10.7	Rights Agent Not Required to Give Notice of Default	32
10.8	Acceptance of Appointment	32
10.9	Duties of Rights Agent	32
10.10	Actions by Rights Agent	32
10.11	Protection of Rights Agent	33
10.12	Indemnification of the Rights Agent	33
10.13	Third Party Interests	34
10.14	Not Bound to Act/Anti-Money Laundering	34
10.15	Privacy Laws	34
10.16	Force Majeure	35
10.17	U.S. Matters	35

ARTICLE 11 AMENDMENTS		35

11.1	Amendments Without Consent of the Holders	35
11.2	Amendments with Consent of Holders	36

ARTICLE 12 EVENTS OF DEFAULT		36

12.1	Events of Default Under this Indenture	36

ARTICLE 13 GENERAL PROVISIONS		38

13.1	Execution	38
13.2	Formal Date	38
13.3	Satisfaction and Discharge of Indenture	38
13.4	Provisions of Indenture and Rights for the Sole Benefit of Parties and Holders	38
13.5	Withholding	38

Schedule “A” FORM OF RIGHTS CERTIFICATE

Schedule “B” Transfer Form

RIGHTS INDENTURE

THIS RIGHTS INDENTURE dated [●], 2024,

BETWEEN:

SOLARBANK CORPORATION, a company existing pursuant to the laws of the Province of Ontario (“SolarBank”)

- and -

ENDEAVOR TRUST CORPORATION, a trust company authorized in British Columbia, Alberta, Manitoba and Saskatchewan, and incorporated under the laws of British Columbia (the “Rights Agent”)

RECITALS:

A.	SolarBank and SFT (as defined below) have entered into the Arrangement Agreement (as defined below).

B.	Pursuant to the terms of the Arrangement Agreement and the Plan of Arrangement (as defined below), SolarBank proposes to issue up to 9,297,180 Rights (as defined below).

C.	Each Right will entitle the Holder (as defined below) to receive, without payment of any further consideration and without further action on the part of the Holder, the CVR Payment Amount (as defined below), upon the terms and conditions set forth in this Indenture.

D.	The Rights Agent has agreed to act as the rights agent in respect of the Rights on behalf of the Holders on the terms and conditions set forth herein.

NOW THEREFORE THIS INDENTURE WITNESSES, that in consideration of the covenants and agreements in this Indenture and other good and valuable consideration (the receipt and sufficiency of which are by this Indenture acknowledged), it is by this Indenture agreed and declared as follows:

Article 1

INTERPRETATION

1.1	Definitions

In this Indenture, including the recitals and schedules hereto:

“90 Day VWAP” means the volume weighted average trading price of the SolarBank Shares on the Cboe Canada Inc. or the Canadian Securities Exchange, as applicable, for the ninety (90) trading days prior to the date of the Arrangement Agreement;

“Achievement Certificate” has the meaning ascribed thereto in Section 3.1(a);

1

“Adjustment Factor” means 0.929718;

“Affiliate” has the meaning ascribed thereto in the Securities Act (Ontario);

“Applicable Procedures” means: (a) with respect to any transfer or exchange of beneficial ownership interests in, or the settlement of Rights represented by, a CDS Right, the applicable rules, procedures or practices of the Depository and the Rights Agent in effect at the time being; and (b) with respect to any issuance, deposit or withdrawal of Rights from or to an electronic position evidencing a beneficial ownership interest in Rights represented by a CDS Right, the rules, procedures or practices followed by the Depository and the Rights Agent at the time being with respect to the issuance, deposit or withdrawal of such positions;

“Arrangement” means the arrangement pursuant to Division 5 of Part 9 of the BCBCA with respect to SFT and SolarBank on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations thereto made in accordance with the Arrangement Agreement or the Plan of Arrangement or made at the direction of the Court in the Interim Order or Final Order with the consent of SolarBank and SFT, each acting reasonably;

“Arrangement Agreement” means the arrangement agreement between SFT and SolarBank dated March 19, 2024 in respect of the Arrangement, as supplemented by the schedules thereto, as such agreement may be amended, supplemented or otherwise modified from time to time in accordance with the terms thereof;

“Authenticated” means: (a) with respect to the issuance of a Rights Certificate, one which has been duly signed by SolarBank and authenticated by signature of an authorized officer of the Rights Agent; (b) with respect to the issuance of an Uncertificated Right, one in respect of which the Rights Agent has completed all Internal Procedures such that the particulars of such Uncertificated Right as required by Section 2.6(b) are entered in the register of Holders of Rights; and “Authenticate” and “Authentication” have the appropriate correlative meanings;

“BCBCA” means the Business Corporations Act (British Columbia);

“BESS Portfolio” means the battery energy storage project portfolio of SFT which consists of its ownership interest in the BESS Portfolio Companies which hold the BESS Portfolio Projects;

“BESS Portfolio Companies” means 1000234813 Ontario Inc. and 1000234763 Ontario Inc.;

“BESS Portfolio Projects” means the SFF 06, 903 and OZ-1 battery energy storage projects in the Province of Ontario;

“BESS Portfolio Sales Proceeds” means the net sales proceeds received from the sale of all or any part of the BESS Portfolio by SolarBank, if applicable, provided that if the sale is for less than one hundred percent (100%) of a BESS Portfolio Company or BESS Portfolio Project, the net sales proceeds shall not include any amount of any pro-rata debt or equity funding commitment for the development and construction of the BESS Portfolio Projects provided by the third party purchaser;

2

“Book Entry Participants” means institutions that participate directly or indirectly in the Depository’s book entry registration system for the Rights;

“Business Day” means any day, other than a Saturday, a Sunday or any other day on which the banks located in Vancouver, British Columbia or Toronto, Ontario, are closed or authorized to be closed;

“Capital Reorganization” has the meaning ascribed thereto in Section 8.2;

“CDS” means CDS Clearing and Depositary Services Inc.;

“CDS Rights” means Rights representing all or a portion of the aggregate number of Rights issued in the name of the Depository represented by an Uncertificated Right, or, if requested by the Depository or SolarBank, by a Rights Certificate;

“Certificated Right” means a Right evidenced by a Rights Certificate;

“Counsel” means a barrister or solicitor or firm of barristers or solicitors retained by the Rights Agent or retained or employed by SolarBank and acceptable to the Rights Agent, acting reasonably;

“Court” means the Supreme Court of British Columbia;

“CVR Payment Amount” means for each Right:

(a)	such number of SolarBank Shares calculated by:

	(i)	dividing the lesser of:

		(A)	the Initial Valuation, or

		(B)	the sum of the Final Valuation (as adjusted by the Final Valuation Adjustments, if any), plus any BESS Portfolio Sale Proceeds,

by the 90 Day VWAP; and

(ii)	dividing the final quantum calculated in accordance with subparagraph (a)(i) above with the total number of Rights issued under this Indenture; or

(b)	in the circumstances set out in Section 12.1(b), an unsecured pro rata claim for indebtedness in the amount set out in this Indenture in lieu of delivery of SolarBank Shares;

3

“Depository” means CDS or such other person as is designated in writing by SolarBank to act as depository in respect of the Rights;

“Director” means a director of SolarBank;

“Dispute Notice” has the meaning ascribed thereto in Section 6.1(a);

“Dispute Period” has the meaning ascribed thereto in Section 6.1(a);

“Effective Date” means the date upon which the Arrangement becomes effective, as provided in the Plan of Arrangement;

“Effective Time” means the time on the Effective Date that the Arrangement becomes effective, as set out in the Plan of Arrangement;

“Event of Default” has the meaning ascribed thereto in Section 12.1(a);

“Extraordinary Resolution” has the meaning ascribed thereto in Section 7.11;

“Final Order” means the final order of the Court in a form acceptable to SolarBank and SFT, each acting reasonably, pursuant to Section 291 of the BCBCA approving the Arrangement, as such order may be amended, modified, supplemented or varied by the Court (with the consent of both SolarBank and SFT, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to both SolarBank an SFT, each acting reasonably) on appeal;

“Final Valuation” means the final valuation of the BESS Portfolio on a leveraged basis determined by Evans and Evans, Inc., multiplied by the Adjustment Factor, after: (a) the final contract pricing terms have been determined between SFT, IESO and the major equipment suppliers of the BESS Portfolio; and (b) the binding terms of the debt financing for the BESS Portfolio have been agreed as evidenced by executed definitive agreements containing closing conditions that are acceptable to SolarBank. The Final Valuation will be calculated in accordance with the Investment Value valuation methodology, with forecasts of revenues, operating expenses, capital expenditure, tax expenses and tax credits for the BESS Portfolio based on the final contract pricing terms with IESO and major suppliers for the BESS Portfolio as set out in the project debt financing model approved by the project debt lender;

“Final Valuation Adjustments” means, if applicable, the adjustment of the Final Valuation to: (a) remove the value attributable to that portion of the BESS Portfolio that has been sold by SolarBank in connection with the SolarBank Sale; and (b) remove the value attributable to that portion of the BESS Portfolio for which the IESO contracts have been terminated;

“Holder” means a registered holder of Rights;

4

“Holders’ Request” means an instrument signed in one or more counterparts by Holders holding not less than twenty five percent (25%) of the outstanding Rights, requesting the Rights Agent to take a certain action or proceeding specified in this Indenture;

“IESO” means the Ontario Independent Electricity System Operator;

“Indenture” or “this Indenture” refer to this rights indenture and not to any particular Article, Section, clause, subdivision or other portion hereof, and include each instrument supplemental or ancillary hereto or required to implement this instrument;

“Initial Valuation” means $17.54 million multiplied by the Adjustment Factor;

“Interim Order” means the interim order of the Court contemplated by the Arrangement Agreement and made pursuant to the BCBCA in a form acceptable to SolarBank and SFT, each acting reasonably, providing for, among other things, the calling and holding of the meeting of SFT shareholders, as the same may be amended, modified, supplemented or varied by the Court (with the consent of SolarBank and SFT, each acting reasonably);

“Internal Procedures” means in respect of the making of any one or more entries to, changes in or deletions of any one or more entries in the register at any time (including, without limitation, original issuances) the minimum number of the Rights Agent’s internal procedures customary at such time for the entry, change or deletion made to be completed under the operating procedures followed at the time by the Rights Agent;

“Investment Value” means the highest price, expressed in terms of cash equivalents, at which property would change hands between a hypothetical willing and able buyer and a hypothetical willing and able seller, acting at arm’s length in an open and unrestricted market, when neither is under compulsion to buy or sell and when both have reasonable knowledge of the relevant facts, subject to the following inputs applicable to the determination of the discount rate calculation applicable to the BESS Portfolio:

(a)	cost of debt interest rate to be based on the terms of debt financing raised for the BESS Portfolio;

(b)	cost of equity to be determined by Evans and Evans, Inc.; and

(c)	capital structure to be based on the debt service coverage ratio as per the terms of any debt financing raised for the BESS Portfolio;

“Non-Achievement Certificate” has the meaning ascribed thereto in Section 3.1(b);

“Payment Condition” means that, on the date that is ten (10) Business Days after: (i) if SolarBank does not exercise the SolarBank Option, the end of the SolarBank Option Period; or (ii) if SolarBank exercises the SolarBank Option, the completion of the SolarBank Sale (or such later date as may be required for Evans and Evans, Inc. to recalculate the Final Valuation based on the Final Valuation Adjustments, if any), the CVR Payment Amount is sufficient to entitle the Holders to be issued SolarBank Shares, provided, however, that if, in accordance with Section 3.2, no SolarBank Shares would be issuable based on the quantum of the CVR Payment Amount, then the Payment Condition shall not be satisfied;

5

“Payment Date” means the earlier of: (a) the date established by SolarBank that is no later than five (5) Business Days after the date of delivery of the Achievement Certificate; and (b) the date established by SolarBank at any time by SolarBank’s delivery of notice to the Rights Agent and Holders;

“Person” includes an individual, sole proprietorship, partnership, association, body corporate, trust, natural person in his or her capacity as trustee, executor, administrator or other legal representative, government or governmental authority, or any other entity, whether or not having legal status;

“Plan of Arrangement” means the plan of arrangement, substantially in the form attached as Schedule “A” to the Arrangement Agreement, and any amendments or variations thereto made in accordance with the Arrangement Agreement, hereof or the Plan of Arrangement or made at the direction of the Court in the Interim Order or the Final Order with the consent of SFT and SolarBank, each acting reasonably;

“Regulatory Authorities” means securities regulatory authorities in Canada, the United States or a jurisdiction outside Canada and the United States where a Holder is resident;

“Required Holders” means Holders of at least twenty five percent (25%) of the outstanding Rights;

“Required Holders Approval” means the approval of Required Holders in writing or at a duly called meeting of Holders;

“Rights” mean the contingent value rights issued and certified under this Indenture and for the time being outstanding, entitling Holders thereof to receive the CVR Payment Amount in accordance with the terms hereof, and “Right” means any one of them;

“Rights Agency” means the transfer office of the Rights Agent in Vancouver, British Columbia and such other locations as SolarBank may designate, with the approval of the Rights Agent;

“Rights Agent” has the meaning ascribed thereto in the preamble;

“Rights Certificate” means a certificate in substantially the form set out in Schedule “A” to this Indenture, issued and certified under this Indenture to evidence one or more Rights;

“SEC” means the U.S. Securities and Exchange Commission;

“SFT” means Solar Flow-Through Funds Ltd., a company existing pursuant to the laws of the Province of British Columbia;

“SolarBank” has the meaning ascribed thereto in the preamble;

6

“SolarBank Option” means the option granted to SolarBank to sell all or any portion of the BESS Portfolio, subject to approval by the independent directors of the BESS Portfolio Companies, which option must be exercised on or before the date that is ninety (90) days following receipt by SolarBank of the Final Valuation;

“SolarBank Option Period” means the period commencing as of the date of the Arrangement Agreement and ending on the date that is the earlier of: (i) the date SolarBank sends notice to SFF declining to exercise the SolarBank Option; or (ii) ninety (90) days following receipt by SolarBank of the Final Valuation;

“SolarBank Sale” means the completion of the sale of all or any portion of the BESS Portfolio elected to be sold by SolarBank, subject to approval by the independent directors of the BESS Portfolio Companies, pursuant to the exercise of the SolarBank Option, which sale must be completed on or prior to the date that is one-hundred twenty (120) days following the exercise of the SolarBank Option, if applicable, provided that if SolarBank elects to sell all or any portion of the BESS Portfolio to separate third party purchasers, then the completion of the SolarBank Sale shall not occur until all sale transactions have closed;

“SolarBank Shares” means the common shares in the capital of SolarBank;

“Termination Date” means the date that is four (4) years following the Effective Date, provided, however, that if the Final Valuation is delivered less than eight (8) months prior to the Termination Date, the Termination Date shall automatically be extended an additional eight (8) months following the date on which SolarBank receives the Final Valuation;

“U.S. Securities Act” means the United States Securities Act of 1933 as the same has been and hereinafter from time to time may be amended and the rules and regulations promulgated thereunder;

“Uncertificated Right” means any Right which is not evidenced by a Rights Certificate;

“United States” or “U.S.” means the United States of America, its territories and possessions, any State of the United States and the District of Columbia;

“written request of SolarBank” and “certificate of SolarBank” mean, respectively, a written order, request, consent and certificate signed (either manually or by electronic signature) in the name of SolarBank by any one or more of the officers or Directors of SolarBank and may consist of one or more instruments so executed and any other documents referred to in this Indenture which is required or contemplated to be provided or given by SolarBank is a document signed on behalf of SolarBank by any one or more of such officers or Directors;

and a derivative of any defined word or phrase has the meaning appropriate to the derivation of the word or phrase.

7

1.2 Meaning of “Outstanding” for Certain Purposes

Except as provided in Section 3.5, every Rights Certificate countersigned and delivered by the Rights Agent under this Indenture and every Uncertificated Right shall be deemed to be outstanding until the earlier of the Payment Date and the Termination Date; provided however that where a Rights Certificate or Uncertificated Right has been issued in substitution for a Rights Certificate that has been lost, stolen or destroyed, only one of them shall be counted for the purpose of determining the Rights outstanding. Any Rights held by SolarBank or any of its Affiliates shall be deemed not to be outstanding for the purposes of this Indenture.

1.3 Certain Rules of Interpretation

Unless otherwise specified in this Indenture:

(a)	words importing the singular number include the plural and vice versa;

(b)	words importing gender include both genders and vice versa and words importing individuals include firms and corporations and vice versa;

(c)	“in writing” or “written” includes printing, typewriting or any electronic means of communication capable of being visibly reproduced at the point of reception, including email, PDF, DocuSign or otherwise;

(d)	“including” is used for illustration only and not to limit the generality of any preceding words, whether or not non-limiting language (such as, “without limitation”, “but not limited to” and similar expressions) is used with reference thereto; and

(e)	reference to any statute, regulation or by-law includes amendments, consolidations, re-enactments and replacements thereof and instruments and legislation thereunder.

1.4 Interpretation Not Affected by Headings, etc.

The division of this Indenture into Articles, Sections and other subdivisions, the inclusion of a table of contents and the insertion of headings are for convenience of reference only and do not affect the construction or interpretation of this Indenture.

1.5 Applicable Law

This Indenture, the Rights and the Rights Certificates shall be governed by and construed in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein.

1.6 Day Not a Business Day

Whenever any payment is due or required to be made or any other action is required to be taken under this Indenture or the Rights Certificates on or as of a day that is not a Business Day, that payment must be made and the other action must be taken on or as of the next day that is a Business Day.

8

1.7 Conflict

In the event of a conflict or inconsistency between a provision of this Indenture and in the Rights Certificates issued under this Indenture, the relevant provision in this Indenture shall prevail to the extent of the inconsistency.

1.8 Time of the Essence

Time shall be of the essence of this Indenture, the Rights and the Rights Certificates.

1.9 Currency

Except as otherwise stated, all dollar amounts in this Indenture are expressed in Canadian dollars.

1.10 Schedules

Schedules “A” and “B” to this Indenture are an integral part of this Indenture.

Article 2
ISSUE OF RIGHTS

2.1 Creation and Issue of Rights

(a)	SolarBank by this Indenture creates and authorizes the issue of Rights, with the aggregate number of Rights to be issued not to exceed 9,297,180 Rights, in accordance with the Plan of Arrangement.

(b)	The Rights Agent is by this Indenture appointed rights agent in respect of the Rights.

(c)	Pursuant to the Plan of Arrangement, to the extent that a registered holder of common shares of SFT who has validly exercised dissent rights in connection with the Arrangement is ultimately deemed to have participated in the Arrangement on the same basis as a non-dissenting holder of common shares of SFT, SolarBank shall cause the Rights Agent to forward the Rights to such Holder, as set out in the Plan of Arrangement and upon the written request of SolarBank.

2.2 Terms of Rights

(a)	If the Payment Condition is satisfied prior to the Termination Date, each Right shall entitle the Holder thereof, without any further act or formality or payment of any additional consideration, to the CVR Payment Amount less any applicable withholding taxes in accordance with Section 13.5.

(b)	SolarBank shall remit the CVR Payment Amount accruing to the Holder of a Right on or before the applicable Payment Date, in accordance with Section 3.3.

9

(c)	All Rights shall rank pari passu, whatever may be the actual date of issue thereof.

(d)	The Rights shall terminate in accordance with the provisions of Section 3.5 and the Plan of Arrangement.

2.3 Rights Certificates

(a)	All Rights Certificates shall be dated as of the date of their issuance, and shall bear such distinguishing letters and numbers as SolarBank may, with the approval of the Rights Agent, prescribe, and shall be issuable in any denomination, excluding fractions.

(b)	The Rights may be issued in both certificated and uncertificated form. Upon the issue of Rights, Rights Certificates, if applicable, shall be executed by an authorized signatory of SolarBank and, in accordance with a written request of SolarBank, certified by or on behalf of the Rights Agent and delivered by SolarBank in accordance with Section 2.4 and Section 2.6. The Rights Certificates, if applicable, shall be substantially in the form attached as Schedule “A”, subject to the provisions of this Indenture, with such variations and changes as may from time to time be agreed upon by the Rights Agent and SolarBank.

2.4 CDS Rights

(a)	Re-registration of beneficial interests in Rights held by the Depository shall be made only through the book entry registration system and no Rights Certificates shall be issued in respect of such Rights except where physical certificates evidencing ownership in such securities are required or as set out herein or as may be requested by the Depository, as determined by SolarBank, from time to time. Except as provided in this Section 2.4, owners of beneficial interests in any CDS Rights shall not be entitled to have Rights registered in their names and shall not receive or be entitled to receive Rights in definitive form or to have their names appear in the register referred to in Section 2.9 while they are held as book entry securities with the Depository.

(b)	Notwithstanding any other provision in this Indenture, no CDS Rights may be exchanged in whole or in part for Rights registered in the name of any person other than the Depository for such CDS Rights or a nominee thereof unless:

(i)	the Depository notifies SolarBank that it is unwilling or unable to continue to act as depository in connection with the CDS Rights and SolarBank is unable to locate a qualified successor;

(ii)	SolarBank determines that the Depository is no longer willing, able or qualified to discharge properly its responsibilities as Holder of the CDS Rights and SolarBank is unable to locate a qualified successor;

10

(iii)	the Depository ceases to be a clearing agency or otherwise ceases to be eligible to be a depository and SolarBank is unable to locate a qualified successor;

(iv)	SolarBank determines that the Rights shall no longer be held as CDS Rights through the Depository;

(v)	such right is required by applicable law, as determined by SolarBank and SolarBank’s Counsel; or

(vi)	SolarBank so instructs the Rights Agent in writing,

following which Rights for those Holders requesting such exchange shall be issued to the beneficial owners of such Rights or their nominees as directed by the Holder. SolarBank shall provide a certificate of SolarBank giving notice to the Rights Agent of the occurrence of any event outlined in this Section 2.4(b), other than in the case of Section 2.4(b)(vi).

(c)	Notwithstanding anything to the contrary in this Indenture, subject to applicable law, each CDS Right will be issued as an Uncertificated Right, unless otherwise requested in writing by the Depository or SolarBank.

(d)	The rights of beneficial owners of Rights who hold securities entitlements in respect of the Rights through the book entry registration system shall be limited to those established by applicable law and agreements between the Depository and the Book Entry Participants and between such Book Entry Participants and the beneficial owners of Rights who hold securities entitlements in respect of the Rights through the book entry registration system, and such rights must be exercised through a Book Entry Participant in accordance with the rules and Applicable Procedures of the Depository and the Rights Agent.

(e)	Notwithstanding anything herein to the contrary, neither SolarBank nor the Rights Agent nor any agent thereof shall have any responsibility or liability for:

(i)	the electronic records maintained by the Depository relating to any ownership interests or any other interests in the Rights or the depository system maintained by the Depository, or payments made on account of any ownership interest or any other interest of any person in any Rights represented by an electronic position in the book entry registration system (other than the Depository or its nominee);

(ii)	for maintaining, supervising or reviewing any records of the Depository or any Book Entry Participant relating to any such interest; or

(iii)	any advice or representation made or given by the Depository or those contained herein that relate to the rules and regulations of the Depository or any action to be taken by the Depository on its own direction or at the direction of any Book Entry Participant.

11

(f)	SolarBank may terminate the application of this Section 2.4 in its sole discretion in which case all Rights shall be evidenced by Rights Certificates registered in the name of a person other than the Depository.

(g)	For so long as Rights are held through the Depository, if any notice or other communication is required to be given to Holders, the Rights Agent will give such notices and other communications to all Holders, including the Depository.

2.5 Signing of Rights Certificates

The Rights Certificates shall be signed by any Director or officer of SolarBank. The signature of such signing officer may be mechanically reproduced electronically and Rights Certificates bearing such electronic signature shall be binding upon SolarBank as if they had been manually signed by such signing officer. Notwithstanding that any individual whose manual or electronic signature appears on any Rights Certificate as a signing officer may no longer hold office or a trusteeship, as applicable, at the date of issue of such Rights Certificate or at the date of certification or delivery thereof, any Rights Certificate signed as aforesaid shall, subject to Section 2.6, be valid and binding upon SolarBank and the Holder thereof shall be entitled to the benefits of this Indenture.

2.6 Certification by the Rights Agent

(a)	Rights Certificates evidencing the Rights shall be certified by or on behalf of the Rights Agent on written direction of SolarBank.

(b)	The Rights Agent shall Authenticate Uncertificated Rights (whether upon original issuance, exchange, partial payment or otherwise) by completing its Internal Procedures and SolarBank shall, and hereby acknowledges that it shall, thereupon be deemed to have duly and validly issued such Uncertificated Right under this Indenture. Such Authentication shall be conclusive evidence that such Uncertificated Rights have been duly issued under this Indenture and that the Holder or Holders are entitled to the benefits of this Indenture. The register shall be final and conclusive evidence as to all matters relating to Uncertificated Rights with respect to which this Indenture requires the Rights Agent to maintain records or accounts. In case of differences between the register at any time and any other time, the register at the later time shall be controlling, absent manifest error, and any Uncertificated Rights recorded therein shall be binding on SolarBank.

(c)	Any Rights Certificate validly issued in accordance with the terms of this Indenture in effect at the time of issue of such Rights Certificate shall, subject to the terms of this Indenture and applicable law, validly entitle the Holder to the CVR Payment Amount, notwithstanding that the form of such Rights Certificate may not be in the form then required by this Indenture.

(d)	No Right shall: (a) be considered issued, valid or obligatory; or (b) entitle the Holder thereof to the benefits of this Indenture, until it has been Authenticated by the Rights Agent. Authentication by the Rights Agent, including by way of entry on the register, shall not be construed as a representation or warranty by the Rights Agent as to the validity of this Indenture or of any Certificated Right or Uncertificated Right (except the due Authentication thereof) or as to the performance by SolarBank of its obligations under this Indenture and the Rights Agent shall in no respect be liable or answerable for the use made of the Rights or any of them or of the consideration thereof. Authentication by the Rights Agent shall be conclusive evidence as against SolarBank that the Rights so Authenticated have been duly issued under this Indenture and that the Holder thereof is entitled to the benefits of this Indenture.

12

(e)	No Certificated Right shall: (a) be considered issued or obligatory; or (b) entitle the Holder thereof to the benefits of this Indenture, until it has been Authenticated by signature by or on behalf of the Rights Agent. Such Authentication on any such Certificated Right shall be conclusive evidence that such Certificated Right is duly Authenticated and is a valid and binding obligation of SolarBank and that the Holder is entitled to the benefits of this Indenture.

(f)	No Uncertificated Right shall: (a) be considered issued or obligatory; or (b) entitle the Holder thereof to the benefits of this Indenture, until it has been Authenticated by entry on the register of the particulars of the Uncertificated Right. Such entry on the register of the particulars of an Uncertificated Right shall be conclusive evidence that such Uncertificated Right is duly Authenticated and is a valid and binding obligation of SolarBank and that the Holder is entitled to the benefits of this Indenture.

2.7 Holder Not a Shareholder

Rights represent a contractual right to the CVR Payment Amount upon satisfaction of the Payment Condition in accordance with the terms of this Indenture. Nothing in this Indenture or in holding of a Right itself evidenced by a Rights Certificate, or otherwise, shall be construed as conferring upon a Holder any voting or dividend rights, and, except for an entitlement to the CVR Payment Amount, interest will not accrue on any amounts payable in respect of the Rights. Rights do not represent any equity or ownership interest in SolarBank, or any of its Affiliates, or in any of their assets.

2.8 Issue in Substitution for Lost Rights Certificate

(a)	If any of the Rights Certificates become mutilated or lost, destroyed or stolen, SolarBank, subject to applicable law and to Subsection 2.8(b), shall issue and thereupon the Rights Agent shall certify and deliver a new Rights Certificate of like date and tenor as the one mutilated, lost, destroyed or stolen upon surrender and in place of and upon cancellation of such mutilated Rights Certificate, or in lieu of and in substitution for such lost, destroyed or stolen Rights Certificate, and the substituted Rights Certificate shall be in a form approved by the Rights Agent and the Holder of the substituted Rights Certificate shall be entitled to the benefits hereof and the substituted Rights Certificate shall rank equally in accordance with its terms with all other Rights Certificates issued or to be issued under this Indenture.

13

(b)	The applicant for the issue of a new Rights Certificate pursuant to this Section 2.8 shall bear the cost of the issue thereof and in case of loss, destruction or theft shall, as a condition precedent to the issue thereof, furnish to SolarBank and to the Rights Agent evidence of ownership and of the loss, destruction or theft of the Rights Certificate so lost, destroyed or stolen satisfactory to SolarBank and to the Rights Agent in their sole discretion, in each case acting reasonably, and such applicant may also be required to furnish an indemnity or surety bond in amount and form satisfactory to SolarBank and the Rights Agent in their sole discretion, in each case acting reasonably, and shall pay the reasonable charges of SolarBank and the Rights Agent in connection therewith.

2.9 Register for Rights

SolarBank shall cause to be kept by and at the Rights Agency a securities register in which, subject to such reasonable regulations as the Rights Agent may prescribe, SolarBank shall provide for the registration and transfer of the Rights. SolarBank shall also cause to be kept by and the Rights Agency a register of transfers, and may also cause to be kept by the Rights Agent or such other registrar or registrars and at such other place or places as SolarBank may designate with the approval of the Rights Agent, branch registers of transfers (including, without limitation, branch registers of transfers at each of the other Rights Agencies) in which shall be recorded the particulars of the transfers of Rights registered in that branch register of transfers.

2.10 Transfer of Rights

(a)	Subject to Section 2.4, the Rights may only be transferred on the register kept by the Rights Agent in Vancouver, British Columbia, by the Holder or its legal representatives or its attorney duly appointed by an instrument in writing in form and execution satisfactory to the Rights Agent only upon: (i) in the case of a Certificated Right or Uncertificated Right, surrendering to the Rights Agent the Rights Certificates or written acknowledgements of Uncertificated Rights, as applicable, representing the Rights to be transferred, together with a duly executed transfer form as set forth in Schedule “B”; (ii) in the case of CDS Rights, in accordance with procedures prescribed by the Depository under the book entry registration system; and (iii) upon compliance with the conditions required by this Indenture, such reasonable requirements as the Rights Agent may prescribe, and all applicable securities legislation and requirements of regulatory authorities, and such transfer shall be duly noted in such register by the Rights Agent.

(b)	Upon compliance with such requirements, the Rights Agent shall issue to the transferee a Rights Certificate or Uncertificated Right. Transfers within the systems of CDS are not the responsibility of the Rights Agent and will not be noted on the register maintained by the Rights Agent.

(c)	No transfer of a Right shall be valid:

(i)	unless made in accordance with the provisions of this Indenture;

14

(ii)	until, upon compliance with such reasonable requirements as the Rights Agent may prescribe, such transfer is recorded on the register maintained by the Rights Agent pursuant to Subsection 2.9; and

(iii)	until all governmental or other charges arising by reason of such transfer have been paid.

(d)	The Rights Agent will promptly advise SolarBank of any requested transfer of the Rights. SolarBank will be entitled, and may direct the Rights Agent, to refuse to recognize any transfer, or enter the name of any transferee, of any Rights on the register kept by the Rights Agent, if such transfer would constitute a violation of the securities laws of any jurisdiction or the rules, regulations or policies or any Regulatory Authority having jurisdiction, it being acknowledged and agreed that the Rights and the SolarBank Shares issued pursuant to the exercise of the Rights shall be freely trading securities in Canada.

(e)	The transfer register for the Rights shall be closed as of the close of business on the last Business Day immediately preceding the earlier of the Payment Date and the Termination Date.

2.11 Transferee Entitled to Registration

The transferee of a Right in accordance with Sections 2.9 and 2.10 shall, after the transfer form attached to the Rights Certificate is duly completed and the Rights Certificate and transfer form are lodged with the Rights Agent, and upon compliance with all other conditions in that regard required by this Indenture and by all applicable securities laws and requirements of Regulatory Authorities, be entitled to have its name entered on the register as the owner of such Right free from all equities or rights of set-off or counterclaim between SolarBank and its transferor or any previous Holder of such Right, save in respect of equities of which SolarBank or the transferee is required to take notice by statute or by order of a court of competent jurisdiction.

No duty shall rest with the Rights Agent to determine compliance of the transferee or transferor of any Rights with applicable securities laws or requirements of Regulatory Authorities. The Rights Agent may assume for the purposes of this Indenture that the address on the register of Holders of any Holder is the actual address of such Holder and is also determinative of the residence of such Holder and that the address of any transferee to whom any Rights or other securities deliverable in connection with any Rights are to be registered, as shown on the transfer document, is the actual address of the transferee and is also determinative of the residency of the transferee.

2.12 Registers Open for Inspection

The registers referred to in this Indenture shall be open at all reasonable times and upon reasonable notice for inspection by SolarBank, the Rights Agent or any Holder. The Rights Agent shall, from time to time when requested to do so in writing by SolarBank, furnish SolarBank with a list of the names and addresses of Holders of Rights entered in the register kept by the Rights Agent and showing the number of Rights held by each such Holder.

15

2.13 Ownership of Rights

(a)	SolarBank and the Rights Agent may deem and treat the registered Holder of any Rights Certificate as the absolute owner of the Rights represented by such Rights Certificate for all purposes and SolarBank and the Rights Agent shall not be affected by any notice or knowledge to the contrary, except where SolarBank or the Rights Agent is required to take notice by statute or by order of a court of competent jurisdiction. For greater certainty, subject to applicable law, neither SolarBank nor the Rights Agent shall be bound to take notice of or see to the execution of any trust, whether express, implied or constructive, in respect of any Right, and may transfer any Right in accordance with Section 2.10 on the direction of the Person registered as Holder thereof, whether named as rights agent or otherwise, as though that Person were the beneficial owner thereof.

(b)	Subject to the provisions of this Indenture and applicable law, each Holder shall be entitled to the rights and privileges attaching to the Rights held by this Indenture.

2.14 Exchange of Rights Certificates

(a)	Rights Certificates, representing Rights entitling the Holders to receive the CVR Payment Amount may, prior to the earlier of the Payment Date and the Termination Date and upon compliance with the reasonable requirements of the Rights Agent, be exchanged for another Rights Certificate or Rights Certificates entitling the Holder thereof to receive the CVR Payment Amount payable under the Rights Certificate or Rights Certificates so exchanged of equal aggregate amount.

(b)	Rights Certificates may be exchanged only at the Rights Agency or at any other place that is designated by SolarBank with the approval of the Rights Agent. Any Rights Certificates tendered for exchange shall be surrendered to the Rights Agent and shall be cancelled.

(c)	Except as otherwise in this Indenture provided, the Rights Agent shall charge to the Holder requesting an exchange a reasonable sum for each new Rights Certificate issued in exchange for a surrendered Rights Certificate(s); and payment of such charges and reimbursement to the Rights Agent or SolarBank for any and all taxes or governmental or other charges required to be paid shall be made by such Holder as a condition precedent to such exchange.

2.15 Principal Office

If the principal transfer office of the Rights Agent in the city where the Rights Agency is situated is for any reason not available to act in connection with the exchange of Rights Certificates as contemplated by this Indenture, SolarBank and the Rights Agent shall arrange for another office in such city to act in connection with the exchange of Rights Certificates and shall give notice of the change of such office to the Holders.

16

Article 3

ISSUANCE OF THE CVR PAYMENT AMOUNT

3.1 Achievement Certificate

(a)	If the Payment Condition is met prior to the Termination Date, SolarBank will, as soon as practicable (and in any event not later than five (5) Business Days after the date that the Payment Condition has been satisfied), deliver to the Rights Agent a notice in writing (the “Achievement Certificate”) signed on behalf of SolarBank by one or more officers (without personal liability) certifying that the Payment Condition has been satisfied. The Rights Agent will promptly (and in any event, within one (1) Business Day after receipt) deliver a copy of such Achievement Certificate to the Holders.

(b)	If the Payment Condition is not met prior to the Termination Date, SolarBank will, as soon as practicable (and in any event not later than five (5) Business Days after the Termination Date), deliver to the Rights Agent a notice in writing (the “Non-Achievement Certificate”) signed on behalf of SolarBank by one or more officers (without personal liability) certifying that the Payment Condition has not been satisfied by the Termination Date and that SolarBank has complied in all material respects with its obligations under this Indenture. The Rights Agent will promptly (and in any event, within one (1) Business Day after receipt) deliver a copy of such Non-Achievement Certificate to the Holders.

3.2 Payment Procedure

If the Payment Condition is met prior to the Termination Date, each Holder shall receive, at no additional cost or expense, the CVR Payment Amount for each Right held on the Payment Date less any applicable withholding taxes in accordance with Section 13.5. To the extent that the Holder of one or more Rights would otherwise have been entitled to receive on the conversion of the Rights a fraction of a SolarBank Share, that Holder will only receive whole SolarBank Shares. Any fractional SolarBank Shares shall be rounded down to the nearest whole number and the Holder of such Rights shall not be entitled to any compensation in respect of any fractional SolarBank Share which is not issued.

3.3 Payment Mechanism

(a)	Upon delivery of the Achievement Certificate, and in any event on or before the Payment Date, SolarBank shall prepare and deliver to the Rights Agent and SolarBank’s registrar and transfer agent a written direction of SolarBank and treasury order directing the issuance of SolarBank Shares in satisfaction of the aggregate CVR Payment Amount. All SolarBank Shares issued pursuant to the Rights shall be issued as fully paid and non-assessable common shares in the capital of SolarBank. SolarBank shall make all requisite filings, and pay all applicable fees, under applicable Canadian securities laws to report the issuance of SolarBank Shares pursuant to the Rights.

17

(b)	All SolarBank Shares issuable in respect of the Rights will be issued on the Payment Date for and on behalf of the Holders thereof and the Holders thereof shall, without payment of additional consideration or any further action (including the surrender of any Rights Certificates), be deemed to have subscribed for the corresponding number of SolarBank Shares issuable pursuant to such Rights.

(c)	SolarBank or its registrar and transfer agent shall cause to be delivered to the address of the Holder of the Rights last appearing on the register of Holders maintained by the Rights Agent pursuant to Section 2.9, SolarBank Shares in the name of such Holder representing the CVR Payment Amount issuable to the Holder in respect of such Rights.

(d)	After the Payment Date, all Rights shall be deemed to represent only the right to receive the CVR Payment Amount to which the Holder thereof is entitled in lieu of such Rights.

3.4 Cancellation of Rights

Upon completion of the payment of the CVR Payment Amount or at the Termination Date, all Rights Certificates shall be deemed to be cancelled.

3.5 Rights Void

Upon completion of the payment of the CVR Payment Amount or at the Termination Date, the Rights shall be null, void and of no effect.

3.6 Accounting and Recording

SolarBank shall cause its registrar and transfer agent to account to the Rights Agent with respect to the issuance of the SolarBank Shares as soon as reasonably practicable upon such issuance. Such accounting will include the particulars of the issuance of SolarBank Shares pursuant to the Rights, including the names and addresses of the Persons who become holders of SolarBank Shares pursuant to the Rights. The Rights Agent shall rely, and shall be protected in so doing, upon the certificate of SolarBank or of its registrar and transfer agent and any other document filed by SolarBank pursuant to this section for all purposes.

Article 4

COVENANTS OF SOLARBANK

4.1 Maintenance

From the Effective Date until the earlier of the Payment Date and the Termination Date, SolarBank covenants to use commercially reasonable efforts to maintain a listing of its common shares on the Cboe Canada Inc. or any other North American stock exchange and maintain its status as a reporting issuer under the securities legislation in each of the provinces of Canada.

18

4.2 To Pay Rights Agent Remuneration and Expenses

SolarBank covenants that it shall pay to the Rights Agent from time to time reasonable remuneration for the Rights Agent’s services under this Indenture and shall pay or reimburse the Rights Agent upon its request for all reasonable expenses, disbursements and advances incurred or made by the Rights Agent in the administration or execution of its duties under this Indenture (including the reasonable compensation and the disbursements of its Counsel and all other advisors and assistants not regularly in its employ) both before any Event of Default and thereafter until all duties of the Rights Agent under this Indenture shall be finally and fully performed and even after the termination of this Indenture, except any such expenses, disbursement or advance as may arise out of or result from the Rights Agent’s gross negligence, wilful misconduct or bad faith. The Rights Agent shall not have any recourse against the securities or any other property held by it pursuant to this Indenture for payment of its fees. This Section 4.2 shall survive the resignation or removal of the Rights Agent and the termination and discharge of this Indenture.

4.3 To Perform Covenants

SolarBank shall use commercially reasonable efforts to perform and carry out all of the acts or things to be done by it as provided in this Indenture.

4.4 Rights Agent May Perform Covenants

If SolarBank fails in any material respect to perform any of its covenants contained in this Indenture, the Rights Agent shall notify the Holders of such failure on the part of SolarBank or may itself perform any of the covenants capable of being performed by it but, subject to Article 9, shall be under no obligation to perform said covenants or to notify the Holders that it is doing so. All sums expended or advanced by the Rights Agent in so doing shall be repayable as provided in Section 4.2, but the Rights Agent shall not be required to expend or risk its own funds. No such performance, expenditure or advance by the Rights Agent shall relieve SolarBank of any Event of Default hereunder or of its continuing obligations under the covenants herein contained.

4.5 Creation and Issue of the Rights

All necessary corporate action on the part of SolarBank has been taken to duly authorize the creation and issuance of the Rights and the Rights, when Authenticated as provided in this Indenture, shall be valid and enforceable against SolarBank. Subject to the provisions of this Indenture, SolarBank shall cause the SolarBank Shares to be issued pursuant to Article 3 and to cause such SolarBank Shares to be duly issued and delivered in accordance with the Rights Certificates and the terms of this Indenture. At all times prior to and as at the Termination Date, while any of the Rights are outstanding, all of the SolarBank Shares a Holder is entitled to be issued under outstanding Rights shall be reserved for issuance by SolarBank.

4.6 Restrictions on Purchases by SolarBank and Affiliates

This Indenture will not prohibit SolarBank or any of its Affiliates from acquiring the Rights, provided such acquisitions comply with Canadian securities laws or other applicable securities laws. For greater certainty, nothing in this Section 4.6 shall grant to SolarBank a unilateral right of redemption with respect to the Rights. Rights Certificates representing the Rights purchased by SolarBank pursuant to this Section 4.6 shall be immediately surrendered to the Rights Agent for cancellation and shall be accompanied by a written direction of SolarBank to cancel the Rights and shall not be reissued. Prior to any acquisition of Rights, SolarBank shall publicly disclose the number of Rights which it has been authorized to acquire and shall report in its annual and quarterly management’s discussion and analysis the number of Rights it has been authorized to acquire as well as the number of Rights it has acquired, and the purchase price of such Rights, as of the end of the quarterly or annual period. For greater certainty, as a Holder, SolarBank shall not be entitled to vote on any matter to be voted upon and shall not be entitled to dispute any matter in this Indenture.

19

4.7 Settle BESS Portfolio Contract Matters

From the Effective Date until the earlier of the Payment Date and the Termination Date, SolarBank covenants to use its commercially reasonably efforts to diligently pursue the settlement of the final contract pricing terms of the BESS Portfolio among SFT, IESO and the major equipment suppliers of the BESS Portfolio to maximize value of the Rights.

4.8 Guarantee of Debt Financing

From the Effective Date until the earlier of the Payment Date and the Termination Date, SolarBank covenants to provide any necessary guarantees on reasonable terms in connection with any debt financing transaction entered into by a BESS Portfolio Company in connection with any BESS Portfolio Project.

Article 5

ROLE OF RIGHTS AGENT

5.1 Role as Rights Agent

The Rights Agent accepts its duties and responsibilities under this Indenture solely as a custodian, bailee and agent, and no trust is intended to be, or is or shall be, created by this Indenture and the Rights Agent shall owe no duty under this Indenture as a trustee.

Article 6

DISPUTE MECHANISM

6.1 Disputed Matters

(a)	If the Required Holders at any time but no later than sixty (60) days after the Termination Date (the “Dispute Period”) wish to dispute satisfaction or non-satisfaction of the Payment Condition, the Required Holders may provide SolarBank and the Rights Agent with written notice (the “Dispute Notice”) of such dispute in reasonable detail.

(b)	If the Required Holders do not deliver a Dispute Notice on or prior to the expiry of the Dispute Period, the Holders will be deemed to have accepted that the Payment Condition has not been met, and SolarBank and its Affiliates will have no further obligation with respect to the Rights or the CVR Payment Amount.

20

(c)	If the Required Holders deliver a Dispute Notice during the Dispute Period, and it is finally determined in accordance with Section 6.2 that the Payment Condition has been met, the CVR Payment Amount will be paid on a date established by SolarBank that is as soon as possible (and in any event no later than five (5) Business Days) after such determination.

(d)	SolarBank shall work in good faith together with Required Holders who have provided a Dispute Notice to resolve the dispute set out in this Indenture on a mutually satisfactory basis for not less than thirty (30) days, following which the dispute may be referred to arbitration pursuant to Section 6.2.

6.2 Arbitration

Subject to Sections 6.1 and 8.3(d), all disputes, defaults, controversies or claims arising out of or in connection with this Indenture shall be finally determined by a tribunal of three arbitrators under the Rules of Arbitration of the International Chamber of Commerce. SolarBank shall appoint one arbitrator and the Required Holders and the Rights Agent shall together appoint one arbitrator. The two party-appointed arbitrators shall, in consultation with the parties that appointed them, appoint the third arbitrator who shall be the President of the tribunal. The place of arbitration shall be Vancouver, British Columbia, Canada and the language of the arbitration shall be English. The arbitrators (acting by way of majority) shall have the power to grant any relief appropriate to the facts and circumstances that would be within the jurisdiction of the Ontario Superior Court of Justice.

6.3 Waiver of Default

Upon the occurrence of any Event of Default that is continuing the Required Holders shall have the power (in addition to the powers exercisable by Extraordinary Resolution) by requisition in writing to instruct the Rights Agent to waive any such Event of Default and the Rights Agent shall thereupon waive the default upon such terms and conditions as shall be prescribed in such requisition, provided that no delay or omission of the Rights Agent or of the Holders, as applicable, to exercise any right or power accruing upon any Event of Default shall impair any such right or power or shall be construed to be a waiver of any such Event of Default or acquiescence in this Indenture and provided further that no act or omission either of the Rights Agent or the Holders in the premises shall extend to or be taken in any manner whatsoever to affect any subsequent Event of Default under this Indenture or the rights resulting therefrom.

Article 7
MEETINGS OF HOLDERS OF RIGHTS

7.1 Right to Convene Meeting

The Rights Agent may at any time and from time to time and shall on receipt of a written request of SolarBank or a Holders’ Request and upon being indemnified and funded to its reasonable satisfaction by SolarBank or by the Holders signing such request against the costs which may be incurred in connection with the calling and holding of such meeting, convene a meeting of the Holders. In the event of the Rights Agent failing, within seven (7) days after receipt of any such request and such indemnity and funding, to give notice convening a meeting, SolarBank or such Holders, as the case may be, may convene such meeting. Every such meeting shall be held in Toronto, Ontario or at such other place as may be approved or determined by the Rights Agent and SolarBank, each acting reasonably.

21

7.2 Notice of Meetings

At least twenty one (21) days’ notice of any meeting of the Holders shall be given to the Holders in the manner provided in Article 9 and a copy thereof must be sent to the Rights Agent, unless the meeting has been called by it, and to SolarBank, unless the meeting has been called by it. Such notice must state the time when and the place where the meeting is to be held and state briefly the general nature of the business to be transacted thereat and it shall not be necessary for any such notice to set out the terms of any resolution to be proposed or any of the provisions of this Article.

7.3 Chairman

An individual (who need not be a Holder) designated in writing by the Rights Agent, shall be the chairman of the meeting and if no individual is so designated, or if the individual so designated is not present within fifteen (15) minutes from the time fixed for the holding of the meeting, the Holders present in Person or by proxy shall choose an individual present to be chairman.

7.4 Quorum

Subject to Section 7.11, at any meeting of the Holders, a quorum shall consist of Holders, present in Person or by proxy and holding at least twenty five percent (25%) the aggregate number of then outstanding Rights, provided that at least two (2) Persons entitled to vote at such meeting present in person or represented by proxy. If a quorum is not present within thirty (30) minutes from the time fixed for holding any meeting, the meeting, if summoned by the Holders or pursuant to a Holders’ Request, shall be dissolved; but in any other case the meeting shall be adjourned to the same day in the next week (unless such day is not a Business Day in which case it shall be adjourned to the next following Business Day) at the same time and place and no notice shall be required to be given in respect of such adjourned meeting. At the adjourned meeting the Holders present in Person or by proxy shall form a quorum and may transact the business for which the meeting was originally convened notwithstanding that they may not hold at least twenty five percent (25%) of the then outstanding Rights.

7.5 Power to Adjourn

The chairman of any meeting at which a quorum is present may with the consent of the meeting adjourn any such meeting and no notice of such adjournment need be given except such notice, if any, as the meeting may prescribe.

7.6 Voting at Meetings

A poll shall be taken on every resolution, every Extraordinary Resolution, and on any other question submitted to a meeting in such manner as the chairman may direct and the results of such polls shall be binding on all Holders.

22

7.7 Voting

On a poll, each Holder present in Person or represented by a proxy duly appointed by an instrument in writing shall be entitled to one (1) vote in respect of each Right held or represented by that Person. A proxy need not be a Holder. In the case of joint Holders of a Right, any one of them present in person or by proxy at the meeting may vote in the absence of the other or others; but in case more than one of them is present in person or by proxy, they must vote together in respect of the Rights of which they are joint Holders. The chairman of any meeting shall be entitled to vote in respect of any Rights held or represented by him, but shall not have a second or deciding vote.

7.8 Regulations

(a)	The Rights Agent, or SolarBank with the approval of the Rights Agent, may from time to time make or vary or restate such regulations as it shall from time to time think fit regarding the following:

(i)	providing for and governing the voting by proxy by Holders and the form of instrument appointing proxies and the manner in which the same shall be executed, and for the production of the authority of any Person signing on behalf of the giver of such proxy;

(ii)	for the deposit of instruments appointing proxies at such place as the Rights Agent, SolarBank or the Holders convening the meeting, as the case may be, may, in the notice convening the meeting, direct and the time, if any, before the holding of the meeting or any adjournment thereof by which the same must be deposited;

(iii)	for the deposit of instruments appointing proxies at some approved place or places other than the place at which the meeting is to be held and enabling particulars of such instruments appointing proxies to be mailed, or faxed or transmitted by other electronic means before the meeting to SolarBank or to the Rights Agent at the place where the same is to be held and for the voting of proxies so deposited as though the instruments themselves were produced at the meeting; and

(iv)	generally, the calling of meetings of Holders and the conduct of business thereat.

(b)	Any regulations so made shall be binding and effective and the votes given in accordance therewith shall be valid and shall be counted. Except as such regulations may provide, the only Persons who shall be recognized at any meeting as Holders, or as entitled to vote or be present at the meeting in respect thereof (subject to Section 7.9), shall be Holders and Persons whom Holders have by instrument in writing duly appointed as their proxies.

23

7.9 SolarBank and Rights Agent May Be Represented

SolarBank and the Rights Agent, by their respective officers, directors or employees, and the legal advisers of SolarBank and the Rights Agent, may attend any meeting of the Holders, and shall be recognized and given reasonable opportunity to speak to any resolutions proposed for consideration by the meeting, but shall not be entitled to vote thereat, whether in respect of any Rights held by them or otherwise.

7.10 Powers Exercisable by Extraordinary Resolution

Subject to applicable law, in addition to the powers conferred upon them by any other provisions of this Indenture or by law, the Holders at a meeting shall have the power, exercisable from time to time by Extraordinary Resolution:

(a)	to sanction any modification, abrogation, alteration, compromise or arrangement of the rights of the Holders or the Rights Agent against SolarBank, or against its property, whether such rights arise under this Indenture or the Rights Certificates or otherwise;

(b)	to assent to any modification of or change in or addition to or omission from the provisions contained in this Indenture or in the Rights Certificates which must be agreed to by SolarBank and to authorize the Rights Agent to concur in and execute any indenture supplemental hereto embodying any such modification, change, addition or omission;

(c)	to sanction any scheme for the reconstruction or reorganization of SolarBank or for the consolidation, amalgamation or merger of SolarBank with any other entity or for the sale, leasing, transfer or other disposition of the undertaking, property and assets of SolarBank or any part thereof;

(d)	to direct or authorize the Rights Agent to exercise any power, right, remedy or authority given to it by this Indenture in any manner specified in any such Extraordinary Resolution or to refrain from exercising any such power, right, remedy or authority;

(e)	to waive and direct the Rights Agent to waive any Event of Default under this Indenture either unconditionally or upon any condition specified in such Extraordinary Resolution;

(f)	to amend, alter or repeal any Extraordinary Resolution previously passed or sanctioned by the Holders; and

(g)	to remove the Rights Agent and appoint a successor agent or trustee.

24

7.11 Meaning of “Extraordinary Resolution”

(a)	The expression “Extraordinary Resolution” when used in this Indenture means, subject as provided in this Article, a resolution proposed to be passed at a meeting of Holders duly convened and held in accordance with the provisions of this Article at which there are Holders present in person or by proxy who hold at least twenty five percent (25%) of the aggregate number then outstanding Rights and passed by the affirmative votes of the Holders holding at least sixty six and two thirds percent (66 2/3%) of the then outstanding Rights represented at the meeting and voted on a poll upon such resolution.

(b)	If, at any such meeting, the Holders holding at least twenty five percent (25%) of the then outstanding Rights are not present in person or by proxy within thirty (30) minutes after the time appointed for the meeting, then the meeting, if convened by or on the requisition of the Holders, shall be dissolved; but in any other case it shall stand adjourned to such date, being not less than seven (7) nor more than forty five (45) days later, and to such place and time as may be appointed by the chairman. Not less than two (2) days’ prior notice shall be given of the time and place of such adjourned meeting in the manner provided in Article 9. Such notice must state that at the adjourned meeting the Holders present in person or by proxy shall form a quorum but it shall not be necessary to set forth the purposes for which the meeting was originally called or any other particulars. At the adjourned meeting, the Holders present in person or by proxy shall form a quorum and may transact the business for which the meeting was originally convened and a resolution proposed at such adjourned meeting and passed by the requisite vote as provided in Subsection 7.11(a) shall be an Extraordinary Resolution within the meaning of this Indenture, notwithstanding that Holders holding at least twenty five percent (25%) of the then outstanding Rights are not present in person or by proxy at such adjourned meeting.

(c)	Votes on an Extraordinary Resolution shall always be given on a poll and no demand for a poll on an Extraordinary Resolution shall be necessary.

7.12 Powers Cumulative

It is by this Indenture declared and agreed that any one or more of the powers or any combination of the powers in this Indenture stated to be exercisable by the Holders by Extraordinary Resolution or otherwise may be exercised from time to time and the exercise of any one or more of such powers or any combination of powers from time to time shall not be deemed to exhaust the rights of the Holders to exercise the same or any other such power or combination of powers thereafter from time to time.

7.13 Minutes

Minutes of all resolutions and proceedings at every meeting of Holders shall be made and duly entered in books to be from time to time provided for that purpose by the Rights Agent at the expense of SolarBank, and any such minutes, if signed by the chairman or secretary of the meeting at which such resolutions were passed or proceedings had, or by the chairman or secretary of the next succeeding meeting (if any) of the Holders, shall be prima facie evidence of the matters in this Indenture stated and, until the contrary is proved, every such meeting in respect of the proceedings of which minutes shall have been made shall be deemed to have been duly held and convened, and all resolutions passed thereat or proceedings taken thereat, to have been duly passed and taken.

25

7.14 Instruments in Writing

All actions which may be taken and all powers which may be exercised by the Holders at a meeting held as provided in this Article 7 may also be taken and exercised by Holders holding at least sixty six and two thirds percent (66 2/3%) of the then outstanding Rights by an instrument in writing signed in one or more counterparts and the expression “Extraordinary Resolution” when used in this Indenture shall include an instrument so signed.

7.15 Binding Effect of Resolutions

Every resolution and every Extraordinary Resolution passed in accordance with the provisions of this Article at a meeting of Holders shall be binding upon all Holders, whether present at or absent from such meeting, and every instrument in writing signed by Holders in accordance with Section 7.14 shall be binding upon all the Holders, whether signatories thereto or not, and each and every Holder and the Rights Agent (subject to the provisions for its indemnity in this Indenture) shall be bound to give effect accordingly to every such resolution, Extraordinary Resolution and instrument in writing.

Article 8
ADJUSTMENT OF THE CVR PAYMENT AMOUNT

8.1 Definitions

In this Article 8, references to “record date” refer to the particular time on such relevant date stipulated for such event and otherwise refer to 5:00 p.m. (Toronto time) on such date.

8.2 Adjustment

If at any time after the issuance of the Rights and before the Payment Date there is a reclassification of SolarBank Shares or a change of the SolarBank Shares into different types of securities or property, or a consolidation, amalgamation, arrangement or merger of SolarBank (including a business combination or exchange of like effect) with or into any other Person (other than a consolidation, amalgamation, arrangement or merger which does not result in any reclassification of the outstanding SolarBank Shares or a change of the SolarBank Shares into other securities or property), or a transfer of the undertaking or assets of SolarBank as an entirety or substantially as an entirety to another Person, or a record date for any of the foregoing events occurs (any of such events being in this Indenture called a “Capital Reorganization”), any Holder who is entitled to the CVR Payment Amount upon the satisfaction of the Payment Condition after the effective date of such Capital Reorganization will be entitled to receive, and will accept, in lieu of the number of SolarBank Shares to which such Holder was theretofore entitled, the aggregate number of securities or property of SolarBank, or the continuing, successor or purchasing Person, as the case may be, under the Capital Reorganization which such Holder would have been entitled to receive as a result of such Capital Reorganization if, on the effective date of such Capital Reorganization, the Holder had been the registered holder of the number of SolarBank Shares to which such Holder was then entitled pursuant to the Rights. No such Capital Reorganization shall be carried into effect unless all necessary steps shall have been taken so that the Holders shall thereafter be entitled to receive such number of SolarBank Shares or other securities or property of SolarBank or of the continuing, successor or purchasing person, as the case may be, under the Capital Reorganization, subject to adjustment thereafter in accordance with provisions the same, as nearly as may be possible, as those contained in this Section 8.2 and Section 8.3. If determined appropriate by SolarBank, acting reasonably, appropriate adjustments will be made as a result of any such Capital Reorganization in the application of the provisions set forth in this Article 8 with respect to the rights and interests thereafter of the Holders to the extent that the provisions set forth in this Article 8 will thereafter correspondingly be made applicable as nearly as may be reasonable in relation to any securities or property thereafter deliverable upon the conversion of any Right. Any such adjustments will be made by and set forth in terms and conditions supplemental hereto approved by SolarBank, acting reasonably, and, absent manifest error, will for all purposes be conclusively deemed to be the appropriate adjustment.

26

8.3 Adjustment Rules

The following rules and procedures shall be applicable to adjustments made pursuant to Section 8.2:

(a)	The adjustments provided for in this Article 8 are cumulative and, subject to Subsection 8.3(b), shall apply (without duplication) to any other events that require adjustment of the CVR Payment Amount or the number or kind of securities or property issuable under this Indenture.

(b)	No adjustment in the CVR Payment Amount shall be required unless the adjustment would result in a change of at least one percent (1%) of the number of such SolarBank Shares to be issued, provided, however, that any adjustment that, except for the provisions of this subsection would otherwise have been required to be made, shall be carried forward and taken into account in any subsequent adjustment.

(c)	No adjustment in the CVR Payment Amount shall be made in respect of any events described in this Article 8 if the Holders are entitled to participate in the events on the same terms, mutatis mutandis, as if their Rights had been converted immediately prior to the effective date or record date of the events.

(d)	If any questions, controversies or disputes shall at any time arise with respect to adjustments of the CVR Payment Amount, such questions, controversies or disputes shall be conclusively determined by SolarBank’s external auditors or, if they are unable or unwilling to act, in accordance with Section 6.2.

(e)	In case SolarBank, after the date hereof and prior to a conversion of the Rights, shall take any action affecting the SolarBank Shares, other than any action described in this Article 8, which, in the reasonable opinion of the Directors, would materially affect the rights of the Holders or the rights attached to the Rights, then the CVR Payment Amount shall be adjusted in such manner, if any, and at such time as the Directors may, in their discretion, reasonably determine to be equitable to the Holders in such circumstances.

(f)	The Rights Agent shall be entitled to act and rely upon the certificate of SolarBank and any other documents filed by SolarBank pursuant to this Article 8 and shall not at any time be under any duty or responsibility to any Holder to determine whether any facts exist which may require any adjustment contemplated by this Article 8, or with respect to the nature or extent of any such adjustment when made or the method employed in making such adjustment.

27

8.4 Notice of Certain Events

(a)	Promptly upon the occurrence of the earlier of the effective date of or the record date for any event referred to in Section 8.2 or Section 8.3 that requires an adjustment or readjustment in the CVR Payment Amount, SolarBank shall:

(i)	file with the Rights Agent a certificate of SolarBank specifying the particulars of the event and, if determinable, the amount of the adjustment or readjustment, and computation of the adjustment or readjustment and the Rights Agent may act and rely absolutely on the certificate of SolarBank; and

(ii)	give notice to the Holders of the particulars of the event and, if determinable, the adjustment or readjustment.

(b)	If notice has been given under Subsection 8.4(a) and the adjustment is not then determinable, SolarBank shall promptly, after the adjustment is determinable:

(i)	file with the Rights Agent a computation of the adjustment; and

(ii)	give notice to the Holders of the adjustment.

Article 9

NOTICES

9.1 Notice to SolarBank and the Rights Agent

(a)	Unless otherwise expressly provided in this Indenture, any notice to be given pursuant to this Indenture to SolarBank or the Rights Agent shall be deemed to be validly given if delivered by hand, or if sent by registered letter, postage prepaid, or by electronic transmission:

if to SolarBank:

SolarBank Corporation #803 – 505 Consumers Rd.
Toronto, ON M2J 4Z2

Email: richard.lu@solarbankcorp.com
Attention: [REDACTED – Email address]

28

with a copy to:

Blake, Cassels & Graydon LLP
1133 Melville Street, Suite 3500
Vancouver, BC V6E 4E5

Email: [REDACTED – Email address]
Attention: Jamie Kariya

if to the Rights Agent:

Endeavor Trust Corporation
702-777 Hornby Street
Vancouver, BC V6Z 1S4

Email: [REDACTED – Email address]
Attention: Securities Processing

and any such notice delivered in accordance with the foregoing shall be deemed to have been received on the date of delivery or if sent by electronic transmission, on the first (1st) Business Day following such transmission or, if mailed, on the fifth (5th) Business Day following the date of the postmark on such notice.

(b)	SolarBank or the Rights Agent, as the case may be, may from time to time notify the other party in the manner provided in Subsection 9.1(a) of a change of address which, from the effective date of such notice and until changed by like notice, shall be the address of SolarBank or the Rights Agent, as the case may be, for all purposes of this Indenture.

9.2 Notice to the Holders

(a)	Except as otherwise provided in this Indenture, any notice to the Holders under the provisions of this Indenture shall be deemed to be validly given if the notice is sent by prepaid mail or, if delivered by hand, to the Holders at their addresses appearing in the register of Holders. Any notice so delivered shall be deemed to have been received on the date of delivery if that date is a Business Day or the Business Day following the date of delivery if such date is not a Business Day or on the fifth (5th) Business Day if delivered by mail. Accidental error or omission in giving notice or accidental failure to mail notice to any Holder will not invalidate any action or proceeding founded thereon.
(b)	If, by reason of strike, lockout or other work stoppage, actual or threatened, involving postal employees, any notice to be given to the Holders could reasonably be considered unlikely to reach its destination, the notice may be published or distributed once in the Report on Business section of the national edition of The Globe and Mail newspaper or, in the event of a disruption in the circulation of that newspaper, once in a daily newspaper in the English language of general circulation in the City of Toronto, Ontario; provided that in the case of a notice convening a meeting of the Holders of Rights, the Rights Agent may require such additional publications of that notice, in the same or in other cities or both, as it may deem necessary for the reasonable notification of the Holders or to comply with any applicable requirement of law or any stock exchange. Any notice so given shall be deemed to have been given on the day on which it has been published in all of the cities in which publication was required.

29

Article 10

CONCERNING THE RIGHTS AGENT

10.1 No Conflict of Interest

The Rights Agent represents to SolarBank that to the best of its knowledge, at the date of the execution and delivery of this Indenture there exists no material conflict of interest in its role as a fiduciary pursuant to this Indenture. In the event of a material conflict of interest arising in the Rights Agent’s role as fiduciary under this Indenture the Rights Agent shall, as soon as practicable but in any case within twenty (20) days after ascertaining that it has such material conflict of interest, either eliminate the same or assign its duties and responsibilities nder this Indenture to a successor rights agent approved by SolarBank. Notwithstanding the foregoing provisions of this section, if any such material conflict of interest exists or shall come to exist, the validity and enforceability of this Indenture and the Rights Certificate(s) shall not be affected in any manner whatsoever.

10.2 Replacement of Rights Agent

(a)	The Rights Agent may resign and be discharged from all further duties and liabilities under this Indenture by giving to SolarBank at least forty-five (45) days’ notice in writing or such shorter notice as SolarBank may accept as sufficient. The Holders by Extraordinary Resolution shall have the power at any time to remove the existing Rights Agent and to appoint a new rights agent. If the Rights Agent resigns or is removed by Extraordinary Resolution or is dissolved, becomes bankrupt, goes into liquidation or otherwise becomes incapable of acting under this Indenture, SolarBank shall forthwith appoint a new rights agent unless a new rights agent has already been appointed by the Holders; failing such appointment by SolarBank, the retiring Rights Agent or any Holder may bring the matter to binding arbitration in accordance with Section 6.2, for the appointment of a new rights agent; but any new rights agent so appointed by SolarBank or by arbitration shall be subject to removal as aforesaid by the Holders. Any new rights agent appointed under any provision of this Section 10.2 must be a corporation authorized to carry on the business of a trust company in the Province of Ontario and, if required by the applicable trust indenture legislation of any other province or territory, in that other province or territory, and must be a corporation which is independent of SolarBank and has no material conflict of interest. On any new appointment the new rights agent shall be vested with the same powers, rights, duties and responsibilities as if it had been originally named in this Indenture as Rights Agent.

(b)	Any corporation into which the Rights Agent may be merged or with which it may be consolidated or amalgamated or any corporation resulting from any merger, consolidation or amalgamation to which the Rights Agent shall be a party or any corporation succeeding to the trust business of the Rights Agent, shall be the successor rights agent under this Indenture without the execution of any instrument or any further act.

30

10.3 Evidence, Experts and Advisers

(a)	In addition to the reports, certificates, opinions and other evidence required by this Indenture, SolarBank shall furnish to the Rights Agent such additional evidence of compliance with any provision of this Indenture, and in such form, as may be prescribed by applicable trust indenture legislation or as the Rights Agent may reasonably require by written notice to SolarBank.

(b)	In the exercise of its rights and duties under this Indenture, the Rights Agent may, if it is acting in good faith, rely as to the truth of the statements and the accuracy of the opinions expressed in statutory declarations, opinions, reports, written requests, consents, or orders of SolarBank, certificates of SolarBank or other evidence furnished to the Rights Agent pursuant to any provision hereof or any indenture legislation or pursuant to a request of the Rights Agent, not only as to its due execution and the validity and effectiveness of its provisions, but also to the truth and acceptability of any information in this Indenture which the Rights Agent in good faith believes to be genuine.

(c)	Proof of the execution of an instrument in writing, including a Holders’ Request, by any Holder may be made by the certificate of a notary public, or other officer with similar powers, that the person signing such instrument acknowledged to it the execution thereof, or by an affidavit of a witness to such execution or in any other manner which the Rights Agent may consider adequate.

(d)	The Rights Agent may, subject to the prior written consent of SolarBank, such consent not to be unreasonably withheld, and at the expense of SolarBank, employ or retain such Counsel, accountants, appraisers or other experts or advisers as it may reasonably require for the purpose of discharging its duties under this Indenture and may pay reasonable remuneration for all services so performed by any of them, without taxation of costs of any Counsel, and shall not be responsible for any misconduct or negligence on the part of any such experts or advisers who have been appointed with due care by the Rights Agent.

10.4 Rights Agent May Deal in Securities

Subject to Section 10.1, the Rights Agent may buy, sell, lend upon and deal in securities of SolarBank and generally contract and enter into financial transactions with SolarBank or otherwise, without being liable to account for any profits made by this Indenture.

31

10.5 Rights Agent Not Ordinarily Bound

Except as otherwise specifically provided in this Indenture, the Rights Agent shall not be bound to give notice to any Person of the execution hereof, nor to do, observe or perform or see to the observance or performance by SolarBank of any of the obligations in this Indenture imposed upon SolarBank or of the covenants on the part of SolarBank contained in this Indenture.

10.6 Rights Agent Not Required to Give Security

The Rights Agent shall not be required to give any bond or security in respect of the execution of the powers of this Indenture or otherwise in respect of the premises.

10.7 Rights Agent Not Required to Give Notice of Default

The Rights Agent shall not be bound to give any notice or do or take any act, action or proceeding by virtue of the powers conferred on it by this Indenture unless and until it shall have been required to do so under the terms hereof; nor shall the Rights Agent be required to take notice of any Event of Default, unless and until notified in writing of such Event of Default, which notice shall distinctly specify the specific Event of Default desired to be brought to the attention of the Rights Agent and in the absence of any such notice the Rights Agent may for all purposes of this Indenture conclusively assume that no Event of Default has occurred. Any such notice shall in no way limit any discretion given to the Rights Agent in this Indenture to determine whether or not the Rights Agent shall take action with respect to any Event of Default.

10.8 Acceptance of Appointment

The Rights Agent by this Indenture accepts its appointment as Rights Agent and its duties and obligations in this Indenture declared and provided for and agrees to perform them upon the terms and conditions in this Indenture set forth and to hold and exercise the rights, privileges and benefits conferred upon it by this Indenture, subject to all the terms and conditions in this Indenture set forth, until discharged therefrom by resignation or other lawful removal.

10.9 Duties of Rights Agent

The Rights Agent, in exercising its powers and discharging its duties under this Indenture, shall:

(a)	act honestly and in good faith with a view to the best interests of the Holders; and

(b)	exercise the care, diligence and skill that a reasonably prudent rights agent would exercise in comparable circumstances.

10.10 Actions by Rights Agent

(a)	Subject only to Section 10.9, the obligation of the Rights Agent to commence or continue any act, action or proceeding for the purpose of enforcing any rights of the Holders under this Indenture shall be conditional upon the Holders delivering to the Rights Agent:

(i)	a Holder’s Request or Extraordinary Resolution directing the Rights Agent to take such act, action, or proceeding;

32

(ii)	sufficient funds to commence or continue such act, action or proceeding; and

(iii)	an indemnity reasonably satisfactory to the Rights Agent to protect and hold harmless the Rights Agent against the costs, charges and expenses and liabilities to be incurred by this Indenture and any loss and damages it may suffer by reason thereof.

(b)	None of the provisions contained in this Indenture shall require the Rights Agent to expend or risk its own funds or otherwise incur financial liability in the performance of any of its duties or in the exercise of any of its rights or powers unless indemnified and funded as aforesaid.

(c)	The Rights Agent may, before commencing or at any time during the continuance of any such act, action or proceeding, require the Holders, at whose instance it is acting, to deposit with the Rights Agent the Rights held by them, for which Rights the Rights Agent shall issue receipts.

10.11 Protection of Rights Agent

By way of supplement to the provisions of any law for the time being relating to trustees it is expressly declared and agreed as follows:

(a)	the Rights Agent shall not be liable for or by reason of any statements of fact or recitals in this Indenture or in the Rights Certificates (except the representation contained in Section 10.1 or in the certification of the Rights Agent on the Rights Certificates) or be required to verify the same, but all such statements or recitals are and shall be deemed to be made by SolarBank;

(b)	nothing in this Indenture shall impose any obligation on the Rights Agent to see to or to require evidence of the registration or filing (or renewal thereof) of this Indenture or any instrument ancillary or supplemental hereto; and

(c)	the Rights Agent shall not be bound to give notice to any Person or Persons of the execution hereof.

10.12 Indemnification of the Rights Agent

The Rights Agent, its officers, directors, agents and employees shall at all times be indemnified and saved harmless by SolarBank from and against all claims, demands, losses, actions, causes of action, suits, proceedings, costs, charges, expenses, assessments, judgements, damages and liabilities whatsoever arising in connection with this Indenture, including, without limitation, those arising out of or related to actions taken by the Rights Agent contemplated by this Indenture, reasonable expert consultant and legal fees and disbursements on a solicitor and client basis and reasonable costs and expenses incurred in connection with the enforcement of this indemnity, which the Rights Agent may suffer or incur, whether at law or in equity, in any way caused by or arising, directly or indirectly, in respect of any act, deed, matter or thing whatsoever made, done, acquiesced in or omitted in or about or in relation to the execution of its duties as Rights Agent under this Indenture. The foregoing provisions of this section do not apply to the extent that in any circumstance there have been acts of gross negligence, wilful misconduct, or bad faith by the Rights Agent. This indemnity shall survive the termination or discharge of this Indenture and the resignation or removal of the Rights Agent.

33

10.13 Third Party Interests

Each party to this Indenture by this Indenture represents to the Rights Agent that any account to be opened by, or interest to held by the Rights Agent in connection with this Indenture, for or to the credit of such party, either: (a) is not intended to be used by or on behalf of any third party; or (ii) is intended to be used by or on behalf of a third party, in which case such party hereto agrees to complete and execute forthwith a declaration in the Rights Agent’s prescribed form as to the particulars of such third party.

10.14 Not Bound to Act/Anti-Money Laundering

The Rights Agent shall retain the right not to act and shall not be liable for refusing to act if, due to a lack of information or for any other reason whatsoever, the Rights Agent, acting reasonably, determines that such act might cause it to be in non-compliance with any applicable anti-money laundering, anti-terrorist or economic sanctions legislation, regulation or guideline. Further, should the Rights Agent, acting reasonably, determine at any time that its acting under this Indenture has resulted in its being in non-compliance with any applicable anti-money laundering, antiterrorist or economic sanctions legislation, regulation or guideline, then it shall have the right to resign on the tenth (10th) Business Day following delivery of written notice to SolarBank, provided: (i) that the Rights Agent’s written notice shall describe the circumstances of such non-compliance; and (ii) that if such circumstances are rectified to the Rights Agent’s satisfaction within such ten (10) day period, then such resignation shall not be effective.

10.15 Privacy Laws

(a)	The parties acknowledge that the Rights Agent may, in the course of providing services under this Indenture, collect or receive financial and other personal information about such parties and/or their representatives, as individuals, or about other individuals related to the subject matter hereof, and use such information for the following purposes: (a) to provide the services required under this Indenture and other services that may be requested from time to time; (b) to help the Rights Agent manage its servicing relationships with such individuals; (c) to meet the Rights Agent’s legal and regulatory requirements; and (d) if Social Insurance Numbers are collected by the Rights Agent, to perform tax reporting and to assist in verification of an individual’s identity for security purposes.

(b)	Each party acknowledges and agrees that the Rights Agent may receive, collect, use and disclose personal information provided to it or acquired by it in the course of its acting as Rights Agent under this Indenture for the purposes described above and, in all instances, in shall adhere to the applicable provisions of the Personal Information Protection and Electronics Document Act (Canada), the Personal Information Protection Act (Ontario) and all other applicable provincial or territorial legislation governing the protection of personal information.

34

10.16 Force Majeure

Except for the payment and indemnification obligations of SolarBank contained in this Indenture, neither party shall be liable to the other, or held in breach of this Indenture, if prevented, hindered, or delayed in the performance or observance of any provisions contained in this Indenture by reason of act of God, riots, terrorism, acts of war, epidemics, governmental action or judicial order, earthquakes, economic sanctions or any other similar causes (including, but not limited to, mechanical, electronic or communication interruptions, disruptions or failures). Performance times under this Indenture shall be extended for a period of time equivalent to the time lost because of any delay that is excusable under this section.

10.17 U.S. Matters

SolarBank confirms that the Rights are being issued pursuant to the exemption from registration under the U.S. Securities Act provided by Section 3(a)(10) thereof and similar exemptions from applicable U.S. state securities laws and are not “restricted securities” as defined in Rule 144 under the U.S. Securities Act, and the SolarBank Shares representing the CVR Payment Amount, if issued: (a) will be issued pursuant to the exemption from registration under the U.S. Securities Act provided by Section 3(a)(9) thereof; (b) will not be “restricted securities” as defined in Rule 144 thereunder; and (c) shall not bear a U.S. restrictive legend (unless issued to Persons who are, have been within ninety (90) days of the Effective Time, or, at the Effective Time become, “affiliates” of SolarBank, as such term is defined in Rule 144 under the U.S. Securities Act). SolarBank acknowledges that the Rights Agent is relying upon the foregoing representations in order to meet certain obligations under U.S. securities laws with respect to those clients that have a class of securities registered under the United States Securities Exchange Act of 1934, as amended.

Article 11
AMENDMENTS

11.1 Amendments Without Consent of the Holders

SolarBank may unilaterally enter into one or more amendments to this Indenture for any of the following purposes, without the consent of any of the Holders:

(a)	to evidence the appointment of another person as a successor rights agent;

(b)	to add to the covenants of SolarBank such further covenants, restrictions, conditions or provisions for the protection and benefit of the Holders;

(c)	to cure any ambiguity, to correct or supplement any provision in this Indenture that may be defective or inconsistent with any other provision in this Indenture or to make any other provisions with respect to matters or questions arising under this Indenture; or

(d)	any other amendment to this Indenture that would provide any additional rights or benefits to the Holders and that does not materially adversely affect the interests of any such Holder.

35

11.2 Amendments with Consent of Holders

With Required Holders Approval, which for the purposes of this Section 11.2 only shall be Holders holding not less than 50% of the outstanding Rights, SolarBank and the Rights Agent may enter into one or more amendments to this Indenture for the purpose of adding, eliminating or changing any provisions of this Indenture, even if such addition, elimination or change is adverse to the interests of the Holders. Promptly after the execution by SolarBank and the Rights Agent of any amendment listed above (whether with or without the consent of Holders), the Rights Agent will notify the Holders of such amendment.

Article 12

EVENTS OF DEFAULT

12.1 Events of Default Under this Indenture

(a)	Prior to the earlier of the Payment Date and the Termination Date, each one of the following events is an event of default (each, an “Event of Default”) under this Indenture:

(i)	any representation or warranty made by SolarBank in this Indenture or in respect of the Rights shall prove to have been incorrect in any material respect when made or deemed to be made; provided that where such representation or warranty is capable of remediation then an Event of Default shall occur only where it continues to be incorrect for one hundred and twenty (120) days after written notice thereof has been given to SolarBank by the Rights Agent or to SolarBank and the Rights Agent by any Required Holders specifying the relevant representation or warranty and requiring it to be remedied;

(ii)	SolarBank shall fail to observe or perform in any material respect any covenant, condition or agreement contained in this Indenture or in respect of the Rights and such failure shall continue unremedied for a period of one hundred and twenty (120) days after written notice has been given to SolarBank by the Rights Agent or to SolarBank and the Rights Agent by any Required Holders specifying such failure and requiring it to be remedied;

(iii)	a court having competent jurisdiction over SolarBank entering a decree or order: (A) for relief in respect of SolarBank following the filing of any petition, application or other proceeding against or in respect of SolarBank by or on behalf of a Person (other than SolarBank) under any applicable bankruptcy, insolvency or other similar law now or thereafter in effect; or (B) appointing a receiver, liquidator, assignee, custodian, trustee or sequestrator (or similar official) of SolarBank or for any substantial part of its property or ordering the winding up or liquidation of its affairs, and in case of (A) or (B), such decree or order remaining unstayed and in effect for a period of thirty (30) consecutive days; or

36

(iv)	SolarBank voluntarily: (A) commencing or filing any petition, application or other proceeding under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect; (B) consenting to the entry of an order for relief under any proceeding initiated against or in respect of SolarBank by or on behalf of a Person (other than SolarBank) under any such law; (C) consenting to the appointment of or taking possession by a receiver, liquidator, assignee, custodian, trustee or sequestrator (or similar official) of SolarBank or for any substantial part of its property; or (D) making any general assignment for the benefit of its creditors.

(b)	If an Event of Default described in Section 12.1(a)(iii) or Section 12.1(a)(iv) occurs, then the Rights in aggregate will thereafter automatically be converted into and represent an unsecured claim for indebtedness against SolarBank in an amount in cash equal to the lesser of: (i) the Initial Valuation; or (ii) the sum of: (A) the Final Valuation (as adjusted by the Final Valuation Adjustments, if any), plus (B) any BESS Portfolio Sale Proceeds, plus any additional amount determined to be due and payable to Holders by SolarBank pursuant to any arbitration under Section 6.2 in lieu of delivery of SolarBank Shares, regardless of the satisfaction of the Payment Condition (for greater certainty, such unsecured claim shall rank pari passu with other unsecured claims of SolarBank) and the Rights shall no longer entitle Holders to SolarBank Shares in any circumstance.

(c)	If an Event of Default described in Section 12.1(a) occurs and is continuing, then either the Rights Agent by notice to SolarBank or the Rights Agent upon the written request of Required Holders by notice to SolarBank and to the Rights Agent, shall bring the matter to binding arbitration in accordance with Section 6.2 to protect the rights of the Holders, including to obtain payment for any amounts then due and payable.

(d)	The foregoing provisions are subject to the condition that if, at any time after the Rights Agent has delivered a notice of arbitration, and before any judgment or decree for the payment of the moneys due has been obtained or entered, SolarBank has paid or deposited with the Rights Agent a sum sufficient to pay all such amounts which have become due and payable and an amount sufficient to cover reasonable compensation to the Rights Agent, its agents, attorneys and counsel, and all other reasonable out-of-pocket expenses and liabilities incurred and all advances made, by the Rights Agent, and if any and all Events of Default under this Indenture have been cured, waived or otherwise remedied as provided in this Indenture, then, and in every such case, the Required Holders, by written notice to SolarBank and to the Rights Agent, may waive all Events of Default with respect to the Rights, but no such wavier or rescission and annulment will extend to or will affect any subsequent Event of Default or shall impair any right consequent thereof.

37

Article 13

GENERAL PROVISIONS

13.1 Execution

This Indenture may be simultaneously executed in several counterparts, and may be executed by facsimile or other means of electronic communication, each of which when so executed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument.

13.2 Formal Date

This Indenture shall be referred to as having the date first written above, regardless of the actual date of execution.

13.3 Satisfaction and Discharge of Indenture

On the Termination Date, this Indenture shall cease to be of any force and effect and the Rights Agent, on demand of and at the cost and expense of SolarBank and upon delivery to the Rights Agent of a certificate of SolarBank, in form and substance reasonably satisfactory to the Rights Agent, stating that all conditions precedent to the satisfaction and discharge of this Indenture have been complied with, shall execute such instruments as SolarBank may reasonably request acknowledging satisfaction of and discharging this Indenture. Notwithstanding the foregoing, the indemnities provided to the Rights Agent by SolarBank under this Indenture shall remain in full force and effect and survive the termination of this Indenture.

13.4 Provisions of Indenture and Rights for the Sole Benefit of Parties and Holders

Nothing in this Indenture or in the Rights Certificates, expressed or implied, shall give or be construed to give to any Person other than the parties thereto and the Holders, as the case may be, any legal or equitable right, remedy or claim under this Indenture, or under any covenant or provision in this Indenture or in the Rights Certificates, all such covenants and provisions being for the sole benefit of the parties hereto and the Holders.

13.5 Withholding

Each of SolarBank and the Rights Agent shall be entitled to deduct and withhold from any amounts or property to be issued, paid, assigned or conveyed under this Indenture, such amounts as SolarBank or the Rights Agent, as the case may be, is required to deduct and withhold with respect to such payment or transfer under the Income Tax Act (Canada) or any provision of federal, provincial, state, local or foreign tax law (including, for the avoidance of doubt, U.S. federal income tax law if applicable). SolarBank or the Rights Agent, as applicable, may sell or otherwise dispose of such SolarBank Shares otherwise payable to a Holder under this Indenture as is necessary to provide sufficient funds to enable the payor to comply with such deduction and/or withholding requirements. In lieu of withholding such amounts SolarBank and the Rights Agent shall be entitled to otherwise recover or to require a Holder to provide for such applicable taxes. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the relevant Holder, provided that such withheld amounts are actually remitted to the appropriate taxing authority.

[The remainder of this page is intentionally blank; signature page follows.]

38

IN WITNESS WHEREOF the parties hereto have executed this Indenture.

SOLARBANK CORPORATION

By:
Name:
Title:

ENDEAVOR TRUST CORPORATION

By:
Name:
Title:

By:
Name:
Title:

39

Schedule “A”

FORM OF RIGHTS CERTIFICATE

(see attached)

A-1

THIS IS SCHEDULE “A” to the Rights Indenture dated [●], 2024 between SOLARBANK CORPORATION and ENDEAVOR TRUST CORPORATION, as Rights Agent.

Certificates issued to CDS must bear the following legend:

UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF CDS CLEARING AND DEPOSITORY SERVICES INC. (“CDS”) TO SOLARBANK CORPORATION (THE “COMPANY”) OR ITS TRANSFER AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE ISSUED IN RESPECT THEREOF IS REGISTERED IN THE NAME OF CDS & CO., OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF CDS (AND ANY PAYMENT IS MADE TO CDS & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF CDS), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL SINCE THE REGISTERED HOLDER HEREOF, CDS & CO., HAS A PROPERTY INTEREST IN THE SECURITIES REPRESENTED BY THIS CERTIFICATE HEREIN AND IT IS A VIOLATION OF ITS RIGHTS FOR ANOTHER PERSON TO HOLD, TRANSFER OR DEAL WITH THIS CERTIFICATE.

RIGHTS CERTIFICATE

SOLARBANK CORPORATION
(a corporation existing under the laws of the Province of Ontario)

(“SolarBank”)

RIGHTS CERTIFICATE NO.

RIGHTS, each entitling the holder to acquire the CVR Payment Amount.

THIS IS TO CERTIFY THAT

(the “holder”) is the registered holder of the number specified above of rights (“Rights”), each Right entitling the holder to receive common shares of SolarBank on the terms and conditions set out in a rights indenture (the “Rights Indenture”) between SolarBank and Endeavor Trust Corporation dated [●], 2024.

The Rights represented by this certificate are issued under and pursuant to the Rights Indenture. Reference is made to the Rights Indenture and any instruments supplemental thereto for a full description of the rights of the holders of the Rights and the terms and conditions upon which the Rights are, or are to be, issued and held, with the same effect as if the provisions of the Rights

A-2

Indenture and all instruments supplemental thereto were in this Indenture set forth. By acceptance hereof, the holder assents to all provisions of the Rights Indenture. In the event of a conflict between the provisions of this Rights Certificate and the Rights Indenture, the provisions of the Rights Indenture shall govern. Capitalized terms used in the Rights Indenture have the meaning in this Indenture as in this Indenture, unless otherwise defined.

The registered holder of this Rights Certificate may, at any time prior to the close of business on the last Business Day immediately preceding the earlier of the Payment Date and the Termination Date, upon surrender hereof to the Rights Agent at its offices in the city of Vancouver, British Columbia, exchange this Rights Certificate for other Rights Certificates entitling the holder to acquire, in the aggregate, the same CVR Payment Amount as may be acquired under this Rights Certificate.

The holding of the Rights evidenced by this Rights Certificate shall not constitute the holder hereof a shareholder of SolarBank or entitle the holder to any right or interest in respect thereof except as expressly provided in the Rights Indenture and in this Rights Certificate.

The Rights Indenture provides that all holders of Rights shall be bound by any resolution passed at a meeting of the holders held in accordance with the provisions of the Rights Indenture and resolutions signed by the holders of Rights.

This Rights Certificate shall not be valid for any purpose whatever unless and until it has been certified by or on behalf of the Rights Agent.

Time shall be of the essence hereof.

IN WITNESS WHEREOF SolarBank has caused this Rights Certificate to be signed by its duly authorized officer as of [●], 2024.

SOLARBANK CORPORATION

Per:
(Authorized Signatory)

Certified by:
ENDEAVOR TRUST CORPORATION

Rights Agent
Per:
(Authorized Signatory)

A-3

Schedule “B”

Transfer Form

(see attached)

THIS IS SCHEDULE “B” to the Rights Indenture dated [●], 2024 between SOLARBANK CORPORATION and ENDEAVOR TRUST CORPORATION, as Rights Agent.

TRANSFER FORM

ANY TRANSFER OF RIGHTS WILL REQUIRE COMPLIANCE WITH APPLICABLE SECURITIES LEGISLATION. TRANSFERORS AND TRANSFEREES ARE URGED TO CONTACT LEGAL COUNSEL BEFORE EFFECTING ANY SUCH TRANSFER.

TO:	SolarBank Corporation
c/o Endeavor Trust Corporation,
702-777 Hornby Street
Vancouver, British Columbia
V6Z 1S4

Attention: Securities Processing

FOR VALUE RECEIVED, the receipt and sufficiency of which is hereby acknowledged, the undersigned, hereby sells, assigns and transfers to:

(name)

(address)

of the rights registered in the name of the undersigned, represented by the certificate enclosed herewith and appoints as its attorney with full power of substitution to transfer the said securities on the appropriate register of the Rights Agent.

DATED this day of , 20 .

SPACE FOR GUARANTEES OF SIGNATURES	)
)
)
)
)
)
)

Signature Guaranteed	Signature of Transferor or Authorized Representative

Name and Title or Capacity of Authorized Representative	Name of Transferor

B-1

CERTAIN REQUIREMENTS RELATING TO TRANSFERS – READ CAREFULLY

The signature of the transferor must correspond with the name of the rights holder as written on the face of the certificate evidencing such securities in every particular, without alteration.

If this Transfer Form is signed by a trustee, executor, administrator, curator, guardian, attorney, officer of a corporation or any person acting in a fiduciary or representative capacity, the Rights Certificate must be accompanied by evidence of authority to sign satisfactory to the Rights Agent and SolarBank, acting reasonably.

The signature on this Transfer Form must be guaranteed by a Schedule 1 Canadian chartered bank, a Canadian trust company, medallion guaranteed by a recognized medallion signature guarantee program or in any other manner satisfactory to the Rights Agent. The guarantor must affix a stamp bearing the actual words “Signature Guaranteed”. Signature guarantees are not accepted from treasury branches or credit unions unless they are members of the Stamp Medallion Program. In the United States, signature guarantees must be done by members of the “Medallion Signature Guarantee Program” only.

B-2